As filed with the Securities and Exchange Commission on June 13, 2022

Registration No. 333-257250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________

Post-Effective Amendment No. 1 to Form F-4
on
Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

_________________________________

Arbe Robotics Ltd.
(Exact Name of Registrant as Specified in Its Charter)

_________________________________

Israel	7373	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Arbe Robotics Ltd.
HaHashmonaim St. 107
Tel Aviv-Yafo
Israel
Telephone No.: +972-73-7969804, ext. 200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________________

Copies to:

Richard I. Anslow, Esq. Asher S. Levitsky PC Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas; Suite 1100 New York, New York 10105-0302 (212) 370-1300	Shay Dayan, Adv. Lior Etgar, Adv. Erdinast, Ben Nathan, Toledano & Co. 4 Berkowitz Street Tel Aviv, 6423806, Israel, +972 (3)-7770111

_________________________________

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective and business combination described in the prospectus is completed.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JUNE 13, 2022

10,004,436 Ordinary Shares

Arbe Robotics Ltd.

NASDAQ trading symbol: ARBE

This prospectus relates to the issuance by us of an aggregate of 10,004,436 ordinary shares of Arbe Robotics Ltd. which are issuable upon exercise or conversion of warrants issued by us to the former holders of warrants of Industrial Tech Acquisitions, Inc. (“ITAC”) pursuant to the Business Combination Agreement dated as of March 18, 2021 (the “Business Combination Agreement”), by and among us, our wholly-owned subsidiary and ITAC. Pursuant to the Business Combination Agreement, we issued our warrants to the holders of the outstanding ITAC public and private warrants that were outstanding on the effective date of the Merger. We issued warrants to purchase a total of 10,735,680 of our ordinary shares. As of the date of this prospectus, there are warrants to purchase 10,004,436 ordinary shares outstanding.

The ordinary shares and warrants are traded on Nasdaq under the symbols “ARBE” and “ARBEW,” respectively.

We are a “foreign private issuer,” and an “emerging growth company” each as defined under the federal securities laws, and, as such, we are subject to reduced public company reporting requirements. See the section entitled “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Investing in our ordinary shares involves a high degree of risk. You should purchase our ordinary shares only you can afford to lose your entire investment. See “Risk Factors,” which begins on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is            , 2022

i

ABOUT THIS PROSPECTUS

This prospectus forms part of a post-effective amendment on Form F-1 to a registration statement on Form F-4 filed by us with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms the “Company,” “us,” “we” and words of like import refer to Arbe Robotics Ltd., together with its subsidiaries. All references in this prospectus to “ITAC” refer to Industrial Tech Acquisitions, Inc.

ITAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Business Combination Agreement with ua, ITAC’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Merger and PIPE Financing

On October 7, 2021, we consummated the merger (the “Merger”) with ITAC, pursuant to the Business Combination Agreement pursuant to which our subsidiary was merged with and into ITAC, and ITAC became our wholly-owned subsidiary, and we changed its name to Autobot MergerSub, Inc. Pursuant to the Business Combination Agreement:

•        holders of 3,866,842 shares of ITAC’s common stock remaining after the redemption of 5,813,894 shares, received 3,866,842 of our ordinary shares;

•        the holders of 7,623,600 of ITAC’s public warrants received warrants to purchase 7,623,600 of our ordinary shares; and

•        the holders of 3,112,080 ITAC private warrants received warrants to purchase 3,112,080 of our ordinary shares.

Contemporaneously with the execution of the Business Combination Agreement, ITAC and we entered into subscription agreements with investors who, at the closing of the Merger, purchased 10,000,000 of our ordinary shares at a purchase price of $10.00 per share, which generated gross proceeds of $100 million.

Recapitalization and Stock Split

Pursuant to the Recapitalization, (i) all of our then outstanding warrants (other than certain outstanding warrants) were exercised, (ii) all of our then outstanding preferred shares, including preferred shares issued upon exercise of warrants, were converted into ordinary shares in accordance with their terms and our Amended and Restated Articles of Association then in effect, and (iii) each ordinary share that was outstanding after the exercise and conversion pursuant to clauses (i) and (ii) became and was converted into a total of 48,268,611 ordinary shares.

The recapitalization resulted in a 46.25783-for-one stock split and a change in the par value of the ordinary shares from NIS 0.01 per share to NIS 0.000216 per share effective on October 7, 2021. All share and per share information in this prospectus retroactively reflects stock split.

Functional and Reporting Currency

A substantial portion of our activity, including transactions with customers, as well as equity transactions and cash investments, are incurred in U.S. dollars. Our management believes that the U.S. dollar is the currency of the primary economic environment in which we operate. Thus, our functional and reporting currency is the U.S. dollar.

Industry and Market Data

In this prospectus, we present industry data, information and statistics regarding the markets in which we compete as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Summary of the Prospectus,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Business” and other sections of this prospectus.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

Trademarks, Trade Names and Service Marks

We own or have rights to trademarks, trade names and service marks that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our trademarks or service marks. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this prospectus are listed without the applicable “©,” “SM” and “TM” symbols, but we and they will assert, to the fullest extent under applicable law, our and their rights to these trademarks, trade names and service marks.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Business

We are leading a radar revolution with its proprietary 4D Imaging Radar solutions. Using cutting-edge technology, it offers the highest quality radar image on the market allowing truly safe driver-assist systems today while paving the way for fully autonomous driving.

We empower automakers (OEM’s), tier-1 automotive suppliers (automotive module manufacturers), delivery robots, and commercial and industrial vehicles, with next-generation sensing and paradigm-changing perception. Our imaging radar offers higher resolution than any other radar solution in the market and is an essential sensor for Level 2+ and above.

Our proprietary technology offers 4D Imaging Radar solutions that include a radio frequency chipset with the highest channel count in the industry — 2.304, and a ground-breaking radar processor chip, the first processor designed specifically for the performance and power saving requirements of the automotive industry. All coupled with AI-based post-processing capabilities.

Its 4D imaging radar can detect distance, relative speed, angular measurement of objects and their height above the road in any weather or lighting condition in 2K ultra-high resolution in both azimuth and elevation, delivering an image that we believe is X100 more detailed than any other radar on the market. It is also the first radar to empower perception algorithms, a paradigm-changing achievement of free spacing mapping, object tracking and identification and SLAM (Simultaneous Localization and Mapping).

Our unique solution addresses the core challenges of autonomous vehicle and autopilot driving detect stationary objects — a manhole cover it can drive over or a guardrail it needs to avoid — identify vulnerable road users and eliminate false alarms without radar ambiguities. By complementing camera capabilities to achieve a full sensing environment and redundancy, it addresses all driving scenarios and environment use cases, making its solution a mandatory sensor for vehicles which operate at a Level 2+ autonomy and above. The former relates to a condition where automation systems are integrated though the driver is still required, whereas in the levels above, the higher you go, the more autonomous the vehicle will be, with a Level 5 vehicle being fully autonomous with no driver input.

Arbe was founded in 2015 and has offices in Israel and the United States.

COVID-19 Impact

During 2020, the spread of COVID-19 and the actions taken by governments have had an impact on the automotive industry, which at first estimated a reduced demand but then experienced a significant increase in demand for vehicle production and sales, which caused a chip shortage reality. As a result, some automotive factories were shut down at the beginning of this period, and some projects were placed on hold or cancelled. In addition, travel restrictions, remote work guidelines, limitations on face-to-face meetings, COVID-19 isolations and sick days, required us to change our work methods and adjust. We believe we managed to maintain our progress, relaying on new work methods and on our relationships such as our supply relationship with GlobalFoundries to stay on track.

As of the date of this prospectus, many automakers around the world have not yet resumed full development operations since the pandemic began. The automotive factories in China are an exception to this pattern, as they were early to return to normal and are currently operating at an accelerated rate. Recently, several provinces and municipalities in China experienced a lockdown as a result of potential spread of increased COVID 19 infections from the Omicron and subvariants of Omicron which could affect our business with Chinese automobile companies and Chinese suppliers. We cannot assure you that China will not experience further lockdowns and that such lockdowns will not affect us.

The extent of the impact of the pandemic on our operational and financial performance in 2022 will depend on various future developments, including the duration and spread of future COVID-19 outbreaks, including the impact of the subvariant of the Omicron variant, which may spread faster than the original Omicron variant which has had impacted Asia and Europe and may impact other countries, including Israel and the United States. These outbreaks impact our customers, suppliers, and employees. These factors related to COVID-19 are beyond our knowledge and control and, as a result, at this time, we are unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on our business, operating results, cash flows and financial condition.

Our Organization

We are an Israeli corporation founded on November 4, 2015. The mailing address for our principal executive office is 10 HaHashmonaim St 107, Tel Aviv-Yafo, Israel. Its telephone number is +972-73-7969804, ext. 200. Our website is https://arberobotics.com/. Information contained on, or that can be accessed through, our website or any other website is expressly not incorporated by reference into and is not a part of this prospectus.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year, and we have filed our Form 20-F for the year ended December 31, 2021. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq listing rules provide that a foreign private issuer may follow the practices of its home country, which for us is Israel, rather than the Nasdaq rules as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors and the audit committee, compensation committee and nominating and corporate governance committee requirements, the requirement to disclose third party director and nominee compensation and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules shall disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. Currently, we do not plan to rely on the home country practice exemption with respect to its corporate governance other than the quorum requirements. Our Restated Articles provide that two shareholders holding 25% of the voting shares constitutes a quorum, as contrasted with the Nasdaq requirement of one-third of a company’s outstanding voting securities. If we choose to take advantage of other home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We intend to take advantage of certain of these exemptions.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the Merger; (iii) the date on which we have, during the previous three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

The Offering

Ordinary shares offered:	A maximum of 10,004,436 upon exercise of our warrants.
Outstanding ordinary shares:	63,141,012 ordinary shares as of May 31, 2022(1)
Use of proceeds:	Any proceeds we received from the exercise of warrants will be used for working capital. We can give no assurance that any warrants will be exercised.

____________

(1)      Does not include 10,004,436 ordinary shares issuable upon exercise of the warrants, 9,400,913 ordinary shares issuable pursuant to exercise of outstanding options under our 2016 Incentive Share Option Plan and our 2021 Share Incentive Plan, and a total of 1,699,842 ordinary shares which may be granted under our 2021 Share Incentive Plan.

Stock Split

All share and per share information concerning our ordinary shares reflects the 46.25783-for-one stock split as part of Recapitalization.

SUMMARY FINANCIAL INFORMATION

The following statements of operations data for the years ended December 31, 2021, 2020 and 2019, balance sheet data as of December 31, 2021 and 2020 and statements of cash flows data for the years ended December 31, 2021, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. All share and per share information being adjusted to reflect the Recapitalization, including the 46.25783-for-one stock split. You should read this Summary Financial Data section together with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Dollars in thousands, except share and per share information.

Statements of Operations Data:

	Year Ended December 31,
	2021	2020	2019
Revenues	$2,249	$332	$—
Cost of Revenues	1,440	340	—
Gross Profit (Loss)	809	(8)	—

Operating Expenses:
Research and Development	28,564	12,794	22,012
Sales and Marketing	1,814	1,063	1,933
General and Administrative	3,709	1,093	1,187
Total Operating Expenses	34,087	14,950	25,132
Operating Loss	33,278	14,958	25,132
Financial Expenses, net	24,814	667	475
Net Loss	$58.092	$15,625	$25,607
Net Loss per Ordinary Share (basic and diluted)	$2.64	$1.70	$2.87
Average Ordinary Shares Outstanding	22,027,292	9,205,169	8,910,561

Balance Sheet Data

	December 31,
	2021	2020
Current assets	$104,181	$4,021
Working capital (deficiency)	88,714	(1,250)
Redeemable convertible preferred shares	—	55,440
Accumulated deficit	(119,646)	(61,554)
Shareholders’ equity (deficiency)	79,823	(60,157)

Selected Cash Flows Data:

	Year Ended December 31,
	2021	2020	2019
Net cash used in operating activities	$(26,416)	(15,285)	(22,559)
Net cash (used in) provided by investing activities	(684)	9,704	(8,537)
Net cash provided by financing activities	125,082	1,532	35,545
Net increase (decrease) in cash and cash equivalents and short-term restricted cash	97,982	(4,049)	4,449

Summary of Risk Factors

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors,” which you should read in its entirety.

•        We are an early-stage company with a history of losses, and it expects to incur significant expenses and continuing losses for the foreseeable future.

•        Our limited operating history and evolving business model makes evaluating our business and future prospects difficult and may increase the risk of your investment.

•        We are creating innovative technology by designing and developing unique components. The high price of, or low yield in, these components may affect our ability to sell at competitive prices, and may lead to losses.

•        We expect to invest substantially in research and development for the purpose of developing and commercializing new products, and these investments could significantly reduce its profitability or increase its losses and may not generate revenue for us.

•        Agreements with customers may not generate the anticipated revenue as we are subject to the risks of cancellation or postponement of contracts or unsuccessful implementation.

•        The development cycle of products using our technology as well as the market for our products that are under development can be impacted by various factors which cannot be predicted, including international conflicts, climate and weather conditions and the continued steps taken by governments to address the COVID 19 pandemic.

•        Adoption of our products for other emerging markets may not occur or may occur more slowly than we anticipate, which would adversely affect our business and prospects.

•        We may not be able to accurately estimate the supply and demand of our products, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue.

•        If market adoption of our products does not develop, or develops more slowly than we expect, our business will be adversely affected.

•        We target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

•        We continue to implement strategic initiatives designed to grow our business. These initiatives may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

•        The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations, and could adversely affect market adoption of our products.

•        Certain of our strategic, development and supply arrangements could be terminated or may not materialize into long-term contract arrangements.

•        The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software which could reduce the market adoption of its new products, damage its reputation with current or prospective customers, expose us to product liability, warranty and other claims and adversely affect its operating costs.

•        We operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than we.

•        We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause the share price of our ordinary shares to fluctuate or decline.

•        Our business depends on our ability to attract and retain highly skilled personnel and senior management.

•        We rely on third-party suppliers and, because key components in our products come from a limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers.

•        We may be subject to risks associated with autonomous driving, including, but not limited to, technical malfunctions, regulatory obstacles, and/or product liability.

•        We have been, and may in the future be, adversely affected by the global COVID-19 pandemic or another pandemic, and we may be affected by other conditions, including adverse economic conditions and trends, supply chain problems and international conflicts which may or may not involve Israel, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

•        We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions, and our efforts to protect and enforce our intellectual property rights and prevent third parties from violating its rights may be costly.

•        We rely on our unpatented proprietary technology, trade secrets, processes and know-how, in addition to patented technology, which we may not be able to adequately protect.

•        We are subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution and sale of our products, as well as requirements of some of our customers.

•        Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

•        As a company organized under the laws of Israel and located in Israel, we will be subject to risks associated with conducting business in Israel, including risks related to political, economic and military conditions in Israel and the surrounding region.

•        Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our product.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Our ordinary shares and warrants are listed on Nasdaq under the ticker symbols “ARBE” and “ARBEW,” respectively.

Holders

As of June 9, 2022, we had 85 shareholders of record, of which 14 shareholders of record located in the United States were the holders of who own approximately 15.5% of our ordinary shares.

As of June 9, 2022, we had one holder of record of our public warrants, which is located in the United States.

Dividends

We have not paid any dividends to its shareholders. We anticipate that we will retain our earnings for use in business operations and, accordingly, do not anticipate that our board of directors will declare dividends in the foreseeable future.

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in us. Additional risks and uncertainties not currently known to us or which we currently deem immaterial may also have a material adverse effect on our business, financial condition, results of operations, prospects and/or our share price.

Risks Related to Our Business and Industry

We are an early-stage company with a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We incurred a net loss of approximately $58.1 million on revenues of approximately $2.2 million for year ended December 31, 2021 and a net loss of approximately $15.6 million on revenues of approximately $0.3 million for the year ended December 31, 2020. No assurance can be made that we can or will become profitable. We are primarily a research and development company as we continue the development of our 4D imaging radar technology. Until such time as we begin material commercial deliveries of our products, it is likely to continue to generate losses. Even if we are able to begin making material commercial deliveries of its products, there can be no assurance that they will be commercially successful.

We anticipate that our losses will be higher (and may be significantly higher) as we:

•        increase our research and development;

•        expand our production capabilities or outsources such production;

•        expand our design, development, installation and servicing capabilities;

•        produce an inventory; and

•        increase our sales and marketing activities and develop our distribution infrastructure.

We will incur the expenses from these efforts before we receive sufficient revenues to cover our incremental revenues with respect thereto, and therefore our losses in future periods may be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Our limited operating history and evolving business model makes evaluating our business and future prospects difficult and may increase the risk of your investment.

We have been focused primarily on developing 4D imaging radar technology products since 2017 and we did not generate any revenue until 2020. This relatively limited operating history and modest level of revenue to date makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

In addition, our management may decide to make changes to our business model in response to shifts or perceived shifts in market sentiment or otherwise and we may incorrectly gauge the direction of the market. In this connection, our business and operations may undergo changes that result is a material change in our business and the direction of our business. Any such modifications could result in increased losses (as pivoting the business may be costly) and future results may differ materially from those presented herein. Any change in our business model may make the results of our operations to date less useful in evaluating our business and prospects.

If we fail to address the risks and difficulties that we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be impaired. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, the results of our operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

Because we are creating innovative technology by designing and developing unique components, the high price of these components or the low yield from these components may affect our ability to sell at competitive prices, and may lead to losses.

Part of our technological approach to providing cost-effective and high-performance products involves using a multi-disciplinary approach to design some of our components. Many of these components are complex and contain multiple sophisticated elements with various workstreams involved therein. Such elements may require extreme precision and present challenges to bring products to market in an efficient and profitable manner, which can lead to increased costs of production or a decrease in the production yield as compared to what we currently contemplate or project. Any such change could significantly increase our production costs and thereby decrease our margins and potentially increase our losses.

We expect to invest substantially in research and development for the purpose of developing and commercializing new products, and these investments could significantly increase our losses and may not generate significant revenue for us.

Our future growth depends on maintaining our technological leadership in order to introduce new products that achieve market acceptance and penetrate new markets. Therefore, we currently plan to incur substantial research and development costs as part of our efforts to design, develop, manufacture and commercialize new products and enhance existing products. Our research and development expenses were approximately $28.6 million for 2021 and approximately $12.8 million for 2020. We expect that our research and development expenses are likely to grow in the future as we seek to expand our research and development effort to meet the anticipated market need. Because we expense our research and development activities, as we increase these expenses it will adversely affect the future results of our operations. In addition, our research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable. Because the market for our products is both leading edge technology and an evolving industry, we can only be successful if we can offer leading edge technology. Our failure to offer leading edge technology can materially impair our ability to operate profitably.

Agreements with customers may not generate the anticipated revenue as we are subject to the risks of cancellation or postponement of contracts or unsuccessful implementation.

Prospective customers of our products generally must make significant commitments of resources to test and validate our products and confirm that they can integrate our products with other technologies before including our products in any particular system, product or model. The development cycles of our products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be over several years. As a result of these lengthy development cycles, we spend significant time and resources to have our products selected by potential customers for a particular use. If we fail to secure such relationships, we may not have an opportunity to supply our products within a sector with such a long lead time for a period of several years. Further, we are subject to the risk that customers that order products, which are subject to the customer’s ability to integrate the product with its other systems, may cancel or postpone orders if the customer is not satisfied that our product and service meet the customer’s requirements.

The development cycle of products using our technology as well as the market for our products that are under development can be impacted by various factors which cannot be predicted, including adverse economic conditions, international conflicts, climate and weather conditions and the continued steps taken by governments to address the COVID 19 pandemic.

The development process for our products as well as the timing of our sales and the market for our products can be affected by various factors, many of which are unpredictable. These factors include such conditions as international conflicts, climate and weather conditions, and actions taken by governments to address the COVID 19 pandemic and other pandemics. In recent months the following conditions have affected or may affect various aspects of our business.

•        The effects of the February 24, 2022 invasion by the Russian Federation of Ukraine, which is discussed below.

•        The recent earthquake in Japan, which may impact Japanese business both as potential users of our products or as suppliers of components necessary in the production of vehicles that would use our technology.

•        The recent lockdown in many provinces and municipalities in China as a result of potential spread of increased COVID 19 infections from the Omicron and a subvariant of Omicron which could affect our business with Chinese automobile companies and Chinese suppliers.

•        The effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, which have the effect of slowing the process of evaluating our products or increasing the already-existing supply chain problems;

•        The effects of any other military conflicts or cybersecurity actions, including any expansion of the Russian invasion and any other conflicts worldwide, including in the Middle East; and

•        Any other conditions which may affect the automotive industry generally and the ability of automotive companies in their evaluation and purchase of our products or our ability and the ability of our customers and potential customers to evaluate our product or order our product.

Any factors which affect the ability or willingness of customers and potential customers to test our products or purchase our products could materially impair our ability to develop our business, We cannot predict the extent that any of the foregoing will impact our business nor what other factors which we do not presently contemplate may impact our business; however, any of these factors, as well as other factors not presently contemplated, may have a material adverse effect upon our business.

We face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union, Israel and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation.

Israel has not imposed any sanctions. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries. While we do not have any business or financial ties to the Russian Federation or Ukraine, the impact of higher energy prices and higher prices for certain raw materials and goods and services resulting in higher inflation and disruptions to financial markets and disruptions to manufacturing and supply and distribution chains for certain raw materials and goods and services across the globe may impact our business in the future.

Although we do not have any agreements with any companies in Russia or Ukraine, the Russian invasion of Ukraine could have significant adverse effects upon our business, including, but not limited to, the following

•        A slowdown in the automotive industry generally and a slowdown of transactions in this industry, which could affect decisions on the supplier of radar components and technology;

•        The effect of United States’ or other nations’ sanctions on companies, including companies that may be customers or potential customers of our products and suppliers of components used in the vehicles that use our products, that conduct business with Russian or Ukrainian companies;

•        The effects of the significant increase in oil and gas prices as a result of gas shortages resulting from the reduced gas and oil flow from Russia;

•        The additional inflationary pressures resulting from sanctions placed by the United States and European countries on Russia and Russian companies.

•        Additional supply line issues, resulting from the effects of the Russian invasion of Ukraine, including reduced availability or higher prices for the raw materials used in our products.

•        The worldwide economic conditions, including in Europe and Asia where a number or our customers are located, which may impact the decisions that relate to the use of our products including the customers’ evaluation process;

•        Our ability to conduct business with companies, including companies that may be testing our product, that conduct business with Russia and Ukraine and which may be subject to sanctions or restrictions imposed by the United States, European or other government as a result of their conducting business with these companies.

•        Adverse economic conditions resulting from the Russian invasion of Ukraine, may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults.

•        A change in the relationship between Israel and Russia, particularly as it relates to the security of Israel, and any conflict involving Israel as a result of a potential deterioration in Israel’s relationship with Russia.

We cannot predict the manner in which the Russian invasion of Ukraine will impact our business. However, the longer the invasion continues, the more likely the adverse effects will be material and, if our business declines as a result of the Russian invasion of Ukraine, will be material. Further, to the extent that the conflict widens and involves NATO forces, the negative effects on our business and automotive industry in general, may be substantially exacerbated.

To the extent that any of these factors affect our supplier, GlobalFoundries, including its ability to obtain the semiconductors necessary for our product, our ability to deliver any products that are ordered from us will be impaired, which may impact our ability to obtain orders for our products.

We will assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply and distribution chains for our products and on the pricing and demand for our products.

Other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

We may need to raise additional funds in the future in order to execute our business plan and these funds may not be available to us when it needs them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

Although our working capital at December 31, 2021 was approximately $88.7 million, we are presently primarily a research and development company, with the result that, at least in the near future, we will be spending significantly more in research and development that we will generate in revenue. Thus, we may require additional capital in order to fund our growth strategy and to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances, and it may seek to raise such funding through equity or debt financing.

We may not be able to timely secure such debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our shareholders could experience significant dilution. In addition, any debt financing we may obtain in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support its business and to respond to business challenges could be significantly limited. In addition, because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts.

If market adoption of our products does not continue to develop, or develops more slowly than we expect, our business will be adversely affected.

While our products can be applied for uses in different markets, many of our products are still relatively new in the market and it is possible that other technologies and devices, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership as compared to our existing or future product lines. Even if our products are used, we cannot guarantee that our products will be designed into or included in subsequent generations of such commercialized technology. In addition, we expect that widescale use of our products may lag behind these initial applications significantly. The speed of market growth for our products is difficult if not impossible to predict, and it is more difficult to predict this market’s future growth in light of the current economic consequences of the COVID-19 pandemic. In addition, to the extent that a market for our products develops successfully, we expect that there will be increasing competition from alternative providers and other modalities. If we are not successful in commercialization its products in a timely manner, or not as successful as we expect, or if other modalities gain acceptance by our potential customers, regulators and safety organizations or other market participants, our business, results of operations and financial condition will be materially and adversely affected.

We may not be able to accurately estimate the supply and demand of our products, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We expect that we will be required to provide forecasts of our demand to our potential suppliers several months prior to the scheduled delivery of products to our prospective customers. Currently, there is little historical basis for making judgments on the demand for our products or our ability to develop, produce, and deliver products, or our profitability in the future. If we overestimate our requirements, our potential suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our potential suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments, which is likely to affect revenue and customer relations. In addition, lead times for materials and components that our potential suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of products to our potential customer base could be delayed, which would harm our business, financial condition and operating results.

We target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

Many of our customers and potential customers are large, multinational companies with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive to our products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, we may not secure a design win or may not be able to commercialize a product on profitable terms. If our products are not selected by these large companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business.

We continue to implement strategic initiatives designed to grow our business. These initiatives may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

We continue to make investments and implement initiatives designed to grow our business, including:

•        investing in research and development;

•        expanding our sales and marketing efforts to attract new customers in new industries;

•        investing in new applications and markets for our products;

•        further enhancing our manufacturing processes and partnerships; and

•        incurring in legal, accounting, and other administrative functions necessary to support our operations as a public company.

These initiatives may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and maintain profitability. The market opportunities we are pursuing are at an early stage of development, and it may be many years before the end markets we expect to serve generate significant demand for our products at scale, if at all.

In addition, our revenue may be adversely affected for a number of reasons, including the development and/or market acceptance of new technology that competes with our products, changes by other market participants with respect to their acceptance or implementation of our technology, failure of our customers to commercialize autonomous systems that include our products, our inability to effectively manage our inventory or manufacture products at scale, our failure to enter new markets or to attract new customers or expand orders from existing customers or due to increasing competition. Furthermore, it is difficult to predict the size and growth rate of our target markets, customer demand for our products, commercialization timelines, developments in autonomous sensing and related technology, the entry of competitive products, or the success of existing competitive products and services. Accordingly, we do not expect to achieve profitability over the near term. If our revenue does not grow over the long term, our ability to achieve and maintain profitability may be adversely affected, and the value of our business may significantly decrease.

The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations, and could adversely affect market adoption of our products.

While we intend to invest substantial amounts on research and development, continuing technological changes in our technology and competitive technologies could adversely affect adoption of our products. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as to introduce a variety of new product offerings to address the changing needs of the markets in which we offer our products. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative sources of supply.

If we are unable to develop products or system configurations that meet customer requirements, including pricing, on a timely basis or that remain competitive with other technological alternatives, our products could lose market share, our revenue will decline, it may experience operating losses and our business and prospects will be adversely affected.

Certain of our strategic, development and supply arrangements could be terminated or may not materialize into long-term contracts.

We have arrangements with strategic, development and supply arrangements with other companies for the development of products or for the incorporation of our products in a customer’s products. Some of these arrangements are evidenced by memorandums of understandings and early stage agreements that are used for design and development purposes but that will require renegotiation at later stages of development or replacement by production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

We will be subject to risks associated with strategic alliances.

If we are successful in entering into definitive agreements with potential suppliers or for potential strategic alliances the resulting arrangements will subject us to a number of risks, including risks associated with non-performance by the third party and sharing proprietary information, any of which may materially and adversely affect our business and prospects. Our limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party. In addition, a third party may have different priorities than we have with the effect that the supplier may not give our products the priority which we consider important, which could impair our ability to generate revenue.

We may experience difficulties in managing our growth and expanding our operations.

We expect to experience significant growth in the scope and nature of our operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We are currently in the process of strengthening our compliance programs, including our compliance programs related to export controls, privacy and cybersecurity and anti-corruption and financial controls. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on our business, reputation and financial results.

Continued pricing pressures may result in lower than anticipated margins or losses, which may adversely affect our business.

Cost-cutting initiatives adopted by our customers as well as the effects of competition may result in increased downward pressure on pricing. We expect that as our industry develops and competition grows, our agreements with existing customers may require step-downs in pricing over the term of the agreements or, if commercialized, over the periods of production, and we may not be able to negotiate price reductions from our suppliers. In addition, our existing or future customers may reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Certain large customers may possess significant leverage over their suppliers, including us, because the market is highly competitive. Accordingly, we expect to be subject to substantial continuing pressure from our existing and prospective customers to reduce the price of our products. It is possible that pricing pressures beyond our expectations could intensify as automotive OEMs pursue restructuring, consolidation and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected.

Adverse conditions within our industry or the global economy more generally could have adverse effects on our results of operations.

Our business is directly affected by and significantly dependent on business cycles and other factors affecting the global automobile industry and global economy generally. Production and sales within our industry are cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility. In addition, production and sales can be affected by our customers’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our customers and could have a material adverse effect on our business, results of operations and financial condition.

Use of our products for markets other than the automotive market may not develop or may develop much more slowly than we anticipate, which would adversely affect our business and prospects.

We are investing in and pursuing market opportunities in various new sectors and industries. We believe that our ability to increase our revenue will depend in part on our ability to identify potential new markets and develop products and implements a marketing plan aimed at these new markets as they emerge. Each new market presents distinct risks and, in many cases, requires us to address the particular requirements of that market.

Addressing these requirements can be time-consuming and costly. The market for our existing products and technology outside of our core customer base is relatively new, rapidly developing and unproven in many markets or industries. Many of the participants in the markets for our core technology outside of our existing target industries are still in testing and developing and may not succeed to commercialize certain of our products. We cannot be certain that our products will be sold into these markets, or any market outside of where we currently operate, at scale. Adoption of our products outside of the automotive industry will depend on numerous factors, including: whether the technological capabilities of similar products meet users’ current or anticipated needs, whether the benefits of designing products such as our products into larger systems outweigh the costs, complexity and time needed to deploy such technology or replace or modify existing systems that may have used other modalities, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by our technology and whether developers of products such as our products can keep pace with rapid technological change in certain developing markets and the global response to the COVID-19 pandemic and the length of any associated work stoppages. If technology developed by us does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than we expect, our business, results of operation and financial condition may be materially and adversely affected.

We may be subject to the effects of adverse economic conditions, including inflationary pressures and supply chain issues, which may impair our gross margins and our ability to operate profitable.

Although we do not believe that our business was adversely affected by inflation prior to 2022, the recent inflationary pressures, combined with supply line delays and shortages of semiconductors, and the effects of the Russian invasion of Ukraine, which exacerbated the already existing inflationary pressures and supply line delays and shortages and have had negative economic effects worldwide and may impair our revenues and margin and our ability to operate profitable. To the extent that inflation, along with supply line delays semiconductor shortages and other negative economic trends, we may incur increased costs in our components as well as from our contract manufacturers, and we may not be able to pass any costs we may incur to our customers and our customers may delay or put on hold any plans they have to develop automotive products that would require our radar. To the extent that we are unable to pass on costs or we are not able to market or products as we plan, our gross margin may be significantly eroded which may result in increased losses during our developmental phase and may impair our ability to operate profitable when we are in full production mode. We cannot assure you that we these factors will not impair our ability to operate profitably.

If we seek to expand our business through acquisition, we may not be successful in identifying acquisition targets or integrating their businesses with our existing business.

From time to time, we may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. To date, we have no experience with acquisitions and the integration of acquired technology and personnel. Further, the ability to successfully identify an acquisition candidate, negotiate and close an acquisition and then integrate the acquired company may be made more difficult by travel limitations and difficulties resulting from the COVID-19 pandemic.

There are significant risks associated with any acquisition program, including, but not limited to, the following:

•        We may incur significant expenses and devote significant management time to the acquisition and we may be unable to consummate the acquisition on acceptable terms.

•        If we identify an acquisition, we may face competition from other companies in the industry or from financial buyers seeking to make the acquisition.

•        The integration of any acquisition with our existing business may be difficult and, if we are not able to integrate the business successfully, it may not only be unable to operate the business profitably, but management may be unable to devote the necessary time to the development of our existing business;

•        The key employees who operated the acquired business successfully prior to the acquisition may not be happy working for us and may resign, thus leaving the business without the necessary continuity of management.

•        Even if the business is successful, our senior executive officers may need to devote significant time to the acquired business, which may distract them from their other management activities.

•        If the business does not operate as we expect, we may incur an impairment charge based on the value of the assets acquired.

•        We may have difficulty maintaining the necessary quality control over the acquired business and our products and services.

•        To the extent that an acquired company operates at a loss prior to our acquisition, we may not be able to develop profitable operations following the acquisition.

•        Problems and claims relating to the acquired business that were not disclosed at the time of the acquisition may result in increased costs and may impair our ability to operate the acquired company.

•        The acquired company may have liabilities or obligations which were not disclosed to us, or the acquired assets, including intellectual property assets, may not have the value we anticipated.

•        Any indemnification obligations of the seller under the purchase agreement may be inadequate to compensate us for any loss, damage or expense which it may sustain, including undisclosed claims or liabilities.

•        To the extent that the acquired company is dependent upon our management to maintain relationships with existing customers, we may have difficulty in retaining the business of these customers if there is a change in management.

•        Government agencies may seek damages after we makes the acquisition for conduct which occurred prior to the acquisition and we may not have adequate recourse against the seller.

•        We may require significant capital both to acquire and to operate the business, and the capital requirements of the business may be greater than we anticipated, and our failure to obtain capital on reasonable terms may impair the value of the acquisition and may impair our continuing operations.

•        The acquired company may be impacted by unanticipated events, such as a pandemic such as the COVID-19 pandemic, the effect of climate changes or social unrest or other factors over which we may have no control.

If any of these risks occur, our business, financial condition and prospects may be impaired.

The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software which could reduce the market adoption of our products, damage our reputation with current or prospective customers, expose us to product liability, recalls, warranty and other claims and adversely affect its operating costs.

Our products are being designed to be, among other things, compatible with autonomous control. Autonomous driving technologies are subject to risks and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on user interaction and users, as well as other drivers on the roadways, may not be accustomed to using or adapting to such technologies. To the extent accidents associated with our products that are used with autonomous controls occur, we could be subject to liability, negative publicity, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

Our products are technologically complex and require high standards to manufacture. We have experienced in the past and will likely also experience in the future defects, errors or bugs at various stages of development and manufacturing. We may be unable to timely release new products, manufacture existing products, correct problems that have arisen or correct such problems to our customers’ satisfaction. Additionally, undetected errors, defects, especially as new products are introduced or as new versions are released, could result in serious injury, including fatalities, to the end users of technology incorporating our products, or those in the surrounding area, our customers never being able to commercialize technology incorporating our products, litigation against us, negative publicity and other consequences. These risks are particularly prevalent in the highly competitive markets in which we operate. Some errors or defects in our products may only be discovered after they have been tested, commercialized and deployed by customers. In certain instances, we may provide our customer with a time-limited warranty to our products. If such errors or defects occur within the respective warranty period, we may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or by third parties. Our reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers, and could adversely affect our financial results.

In addition, we could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of these problems. Defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be adversely affected.

We will be affected by these problems regardless of whether the defective product or component was manufactured or assembled by us or by a supplier or contract manufacturer, and we may not have adequate recourse against the supplier or contract manufacturer, and we may not be able to obtain sufficient product liability insurance to protect it against such loss or expense, including the cost of litigation.

Legislation or government regulations may be adopted which may affect our products and liability.

Autonomous driving technology is subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond our control. Our products also may not achieve the requisite level of autonomous compatibility required for certification and rollout to consumers or satisfy changing regulatory requirements which could require us to redesign, modify or update our products. Further, accidents, particularly accidents that involve a large number of deaths, even if our products are not involved, may result in industry-wide reevaluation of technologies used, with the effect that there is a slowdown as automobile manufacturers cease making purchase during the reevaluation process, which may result in suppliers other than us becoming a preferred supplier.

The industry may become subject to increased legislation and regulation. Such legislation may be triggered by a perceived safety concern, or it may result from public reaction to accidents by automobiles, drones or other autonomous vehicles. The potential market for our products is international, and each country or region may impost different regulations. These regulations may relate the technical requirement and standards for end products or the components and may impose liability on the manufacturer or the seller of the product, which liability may be strict liability, for damage resulting from the autonomous vehicle. Further, the legislation or regulations in different countries may impose different standards, which may be conflicting. Any legislation or regulations which impose standards or which impose liability is likely to increase our manufacturing cost as well as the cost of compliance and product liability insurance.

We operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than we have.

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to maintain our ability to develop and protect from in a timely manner and to stay ahead of existing and new competitors and satisfy the market that is technology is leading edge technology. A large number of companies, offer radar-based and LiDAR-based technologies in competition with us. Some of these companies are better capitalized and better known than we. Our competitors compete with us directly by offering similar products and indirectly by attempting to solve some of the same challenges with different technology. We face competition from other market participants, some of which have significantly greater resources than we have. Our competitors may commercialize new technology which may achieve market adoption or stronger brand recognition as compared to our products. Even in emerging markets, we face substantial competition from numerous competitors seeking to prove the value of their technology. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or cause it to lose market share, any of which will adversely affect our business, results of operations and financial condition.

Fluctuation of the results of our earnings on a quarterly and annual basis, could cause the share price of the our ordinary shares to fluctuate or decline.

We are an early-stage research and development company, and the results of our operations to date have primarily reflected our research and development expenses, and, commencing in 2020, we had modest revenue from sales of our product, primarily to customers making purchases for their own research and development and evaluation projects. In the future, sales in any given quarter can fluctuate based on the timing and success of our customers’ development projects and marketing program. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

•        The timing and magnitude of orders and shipments of our products in any quarter;

•        Pricing changes we may adopt to drive market adoption or in response to competitive pressure;

•        The effect of supply line problems affecting but us and our customers;

•        The effect of inflation;

•        The timing of the completion of our application engineering services;

•        Our ability to retain our existing customers and attract new customers;

•        Our ability to develop, introduce, manufacture and ship in a timely manner products that meet customer requirements;

•        Disruption in our sales channels or termination of our relationships with important channel partners;

•        Delays in customers; purchasing cycles or deferments of customers; purchases in anticipation of new products or updates from us or our competitors;

•        Fluctuations in demand pressures for our products;

•        The mix of products sold in any quarter;

•        The duration of the global COVID-19 pandemic or any other worldwide or regional health crisis, and the time it takes for economic recovery, including the effect of a subvariant of the Omicron variant of COVID-19;

•        Events and conditions affecting Israel-based businesses;

•        The timing and rate of broader market adoption of autonomous systems both generally and those utilizing our smart vision solutions across the automotive and other market sectors;

•        Market acceptance of our core products and further technological advancements by us and our competitors and other market participants;

•        The ability of our customers to commercialize systems that incorporate our products;

•        Any change in the competitive dynamics of our markets, including consolidation of competitors, regulatory developments and new market entrants;

•        Our ability to effectively manage our inventory;

•        Changes in the source, cost, availability of and regulations pertaining to materials we use;

•        Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs;

•        Adverse publicity, litigation and governmental investigations affecting autonomous vehicles, regardless of whether our products are involved;

•        the effects of the Russian invasion of Ukraine; and

•        General economic, industry and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include but are not limited to:

•        Changes in tax laws or the regulatory environment;

•        Changes in accounting and tax standards or practices;

•        Eligibility for beneficial treatment under Israeli tax laws;

•        Changes in the composition of operating income by tax jurisdiction; and

•        Our operating results before taxes.

•        Our ability to use our accumulated tax losses to offset future income.

Changes in our product mix may impact our financial performance.

Our financial performance can be affected by the mix of products it sells during a given period. If our sales include more of the lower gross margin products than higher gross margin products, our results of operations and financial condition may be adversely affected. There can be no guarantees that we will be able to successfully alter our product mix so that it is selling more of our high gross margin products. In addition, our earnings forecasts and guidance are expected to include assumptions about product sales mixes. If actual results vary from this projected product mix of sales, our results of operations and financial condition could be adversely affected.

We are highly dependent on the services of our co-founders, who are our senior executive officers.

We are highly dependent on our co-founders, Kobi Marenko and Noam Arkind, who have acted as our Chief Executive Officer and Chief Technology Officer, respectively, since inception, and as such, are deeply involved in all aspects of our business, including product development. The loss of either of them would adversely affect our business because this could make it more difficult to, among other things, compete with other market participants, manage our research and development activities and retain existing customers or cultivate new ones. Negative public perception of, or negative news related to, Mr. Marenko or Mr. Arkind may adversely affect our brand, relationship with customers or standing in the industry.

Our management team has limited experience managing a public company.

Our management team as a whole has limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly-complex laws pertaining to public companies. Our management team may not successfully or efficiently manage their new roles and responsibilities, our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

Our business depends on our ability to attract and retain highly skilled personnel and senior management. Failure to effectively retain, attract and motivate key employees could impair our ability to operate profitably.

Competition for highly-skilled personnel is often intense, especially in Israel, where our principal office is located, and it may incur significant costs to attract them. We may face challenges in attracting or retaining qualified personnel to fulfill our current or future needs. The highly competitive environment for highly-skilled personnel can result in higher compensation packages to employees. We have, from time to time, experienced, and it expects to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. Our success will depend in part on the attraction, retention and motivation of executive personnel critical to our business and operations. If we fail to attract new personnel or fails to retain and motivate our current personnel, we could face disruptions in our operations, strategic relationships, key information, expertise or know-how and unanticipated recruitment and onboarding costs, and our business and future growth prospects could be adversely affected. we cannot give assurance that we will be able to hire all required personnel when we require them.

We face numerous risks associated with commercial production.

We do not have manufacturing facilities and we rely on third parties for the manufacture of our products. we cannot be sure that our potential suppliers or companies with which we may develop a strategic alliance will be able to develop efficient, automated, cost-efficient production capabilities and processes and reliable sources of component supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our products. Even if we and our potential suppliers and strategic alliances are successful in developing our initial production and further high volume production capability and processes and reliably source our component supply, we do not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with potential suppliers and strategic partners, or force majeure events, or in time to meet our products commercialization schedules or to satisfy the requirements of it potential customer base. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, financial condition and operating results.

We rely on third-party suppliers and, because key components in our products come from a limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers.

Components that go into the manufacture of our solutions are sourced from third-party suppliers. Some of the key components used to manufacture our products come from limited or single source suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. We purchase semiconductor chips that are an integral part of our products from one supplier, GlobalFoundries, a major semiconductor manufacturer in the automotive industry, among other industries. We currently do not have a supply agreement with GlobalFoundries, but we purchase semiconductor products pursuant to purchase orders placed by us based on our needs. If GlobalFoundries fails to deliver or delays the delivery of the semiconductor products, we will be required to seek an alternative source of supply. Although alternate chip manufacturers are available, any change in suppliers would necessitate a change in the design of the semiconductor, a process that could take up to two years, which would result in a loss of sales and a delay in the development and marketing of our products, which could materially and adversely affect our result of operation, financial position and prospects. Further, we, like other companies in the automotive industry, are affected by an industry-wide semiconductor shortage which results, in part, from the effects of the COVID-19 pandemic.

Reliance on third-party manufacturers reduces our control over the manufacturing process, including our ability to finalize changes through validation, reduced control over quality, product costs and product supply and timing. We may experience delays in shipments or issues concerning product quality from our third-party manufacturers. If any of our third-party manufacturers experience interruptions, delays or disruptions in supplying our products, including by natural disasters, the global COVID-19 pandemic, other health epidemics and outbreaks, or work stoppages or capacity constraints or the effects of the Russian invasion of Ukraine or other international conflicts, our ability to ship products to distributors and customers would be delayed. In addition, unfavorable economic conditions could result in financial distress among third-party manufacturers upon which we rely, thereby increasing the risk of disruption of supplies necessary to fulfill our production requirements and meet customer demands. These delays or product quality issues could have an immediate and material adverse effect on our ability to fulfill orders and could have a negative effect on our operating results. In addition, such delays or issues with product quality could adversely affect our reputation and our relationship with our partners. If third-party manufacturers experience financial, operational, manufacturing capacity or other difficulties, or experience shortages in required components, or if they are otherwise unable or unwilling to continue to manufacture our products in required volumes or at all, our supply may be disrupted, we may be required to seek alternate manufacturers and we may be required to re-design our products. It would be time-consuming, and could be costly and impracticable, to begin to use new manufacturers and designs, and such changes could cause significant interruptions in supply and could have an adverse effect on our ability to meet our scheduled product deliveries and may subsequently lead to the loss of sales. While we take measures to protect our trade secrets, the use of third-party manufacturers may also risk disclosure of our innovative and proprietary manufacturing methodologies, which could adversely affect our business. In addition, increased component costs could result in lower gross margins. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products to our customers, which may result in such customers using competitive products instead of our products.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

International sales comprise a significant amount of our overall revenue. Sales to international customers, i.e., customers located outside of Israel, accounted for most of our sales in 2021. We did not generate any revenue prior to 2020. International operations are subject to a number of other risks, including:

•        Exchange rate fluctuations;

•        Political and economic instability, international terrorism and anti-American and anti-Israel sentiment, particularly in emerging markets;

•        The effects of the Russian invasion of Ukraine, including any sanctions that may be imposed on any supplier or customer;

•        Global or regional health crises, such as the COVID-19 pandemic;

•        Potential for violations of anti-corruption laws and regulations, such as those related to bribery or fraud;

•        Preference for locally branded products, and laws and business practices favoring local competition;

•        Increase difficult in managing inventory;

•        Less effective protection of intellectual property;

•        Stringent regulation of our products or systems incorporating our products;

•        Difficulties and costs of staffing and managing foreign operations;

•        Import and export laws and the impact of tariffs; and

•        Changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results and financial condition.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as network security breaches, computer viruses or terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, including the COVID-19 pandemic, could have an adverse effect on our business and operating results. The COVID-19 pandemic has produced meaningful operational challenges, and we expect to continue to experience disruptions in our business during 2022, the extent to which cannot be presently determined. The COVID-19 pandemic and the steps taken by Israel and other countries to address the pandemic affected our operations in 2021 as it was affected by lockdowns in Israel and elsewhere and by the effect of the pandemic and government actions on our potential customer base. COVID-19 has heightened many of the other risks described herein. We cannot predict the effect of a new subvariant of the Omicron variant of COVID-19, nor the effects on our potential customers and suppliers of the March 2022 earthquake in Japan. Despite the implementation of network security measures, our networks and our products also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our solutions. In addition, natural disasters, acts of terrorism or war could cause disruptions in our remaining manufacturing operations, our or our customers’ businesses, our suppliers’ business or the economy as a whole. we also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, ransomware attacks or other cybersecurity breaches could adversely affect our business. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

The ongoing COVID-19 pandemic, including the subvariant of the Omicron variant of COVID-19 which may be more contagious that the Omicron variant, as well as other possible health epidemics and outbreaks could result in a material adverse impact on our or our customers’ business operations including reduction or suspension of operations in the U.S. or certain parts of the world and our ability to market our product, which may be impacted by shortages affecting the semiconductor industry. Our engineering and manufacturing operations, among others, cannot all be conducted in a remote working structure and often require on-site access to materials and equipment. We have customers with international operations in varying industries. We also depend on suppliers and manufacturers worldwide. Depending upon the duration of the ongoing COVID-19 pandemic and the associated business interruptions, our customers, suppliers, manufacturers and partners may suspend or delay their engagement with us, which could result in a material adverse effect on our financial condition. Our response to the ongoing COVID-19 pandemic may prove to be inadequate and it may be unable to continue our operations in the manner it had prior to the outbreak, and may endure interruptions, reputational harm, delays in our product development and shipments, all of which could have an adverse effect on our business, operating results, and financial condition. In addition, when the pandemic subsides, we cannot assure you as to the timing of any economic recovery, which could continue to have a material adverse effect on our target markets and our business.

Recently, a number of provinces and municipalities in China experienced a lockdown as a result of potential spread of increased COVID 19 infections from the Omicron and a subvariant of Omicron which could affect our business with Chinese automobile companies and Chinese suppliers. We cannot assure you that China or other countries will not experience further lockdowns.

The extent of the impact of the pandemic on our operational and financial performance in 2022 will depend on various future developments, including the duration and spread of future COVID-19 outbreaks, including the impact of the subvariant of the Omicron variant, which may spread faster than the original Omicron variant which has had impacted Asia and Europe and may impact other countries, including Israel and the United States. These outbreaks impact our customers, suppliers, and employees. These factors related to COVID-19 are beyond our knowledge and control and, as a result, at this time, we are unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on our business, operating results, cash flows and financial condition.

Our pre-Merger investor shareholders, who own approximately 61% of our ordinary shares, may have rights which may impair our ability to consummate a financing or engage in transactions that may be important to the development of our business.

Some of our pre-Merger investor shareholders (the “Investor Shareholders”), who hold approximately 61% of our ordinary shares, are parties to an amended and restated investor rights agreement with us. Pursuant to the investor rights agreement, we agree that we will not, without the prior written consent of the Investor Shareholders holding a majority of the registrable securities, as defined, provided that such holders, as a group, continue to hold a majority of the registrable securities held by them immediately following the effective date of the Merger, enter into any agreement with any holder or prospective holder of any of our securities which would provide to such holder the right to demand or include securities in any registration on other than either: (i) a pro rata basis with the Investor Shareholders or (ii) on a subordinate basis after all Investor Shareholders have had the opportunity to include in the registration and offering all shares of registrable securities that they wish to so include. This provision does not apply if the terms of the registration rights to be granted is approved by a majority of our independent directors. In negotiating a financing or other transaction, such as an acquisition of a business or intellectual property rights, a strategic alliance, joint venture or other transaction which we may consider, we may want to grant registration right. Under the terms of the investor rights agreement, as amended, if the Investor Shareholders have the right to withhold their consent and do withhold their consent to the grant of registration rights, the Investor Shareholders have the power to prevent us for completing a financing, acquisition or other transaction which the board of directors believe is in our best interest unless the transaction is approved by a majority of the independent directors. The existence of these rights on the part of the Investor Shareholders may have a negative effect on the market for and price of our ordinary shares. may be able to sell their ordinary shares pursuant to Rule 144 after the expiration of their lockup.

Our business is sensitive to conditions affecting the automotive industry, the duration and economic, governmental and social impact of which is difficult to predict which may significantly harm our business, prospects, financial condition and operating results.

Adverse conditions affecting one or more automotive manufacturers or the automotive industry in general, could have a material adverse effect on our business, prospects, financial condition and operating results. Our business may be negatively affected by challenges to the larger automotive ecosystem, including global supply chain challenges, such as those resulting from the ongoing global semiconductor shortage and cybersecurity issues, and the effects of the Russian invasion of Ukraine. In addition, while the COVID-19 pandemic and steps taken by governments to address the pandemic has impacted these conditions, other factors, including the effects of climate change, government regulations, the ability of suppliers to obtain rare earth elements, as well as other conditions which cannot be presently identified, can continue to affect the automotive industry.

Risks Related to our Intellectual Property

We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our solutions. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

The success of our products and our business depends in part on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products in the United States, Europe and other international jurisdictions. We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will be issued with respect to our currently pending patent applications or that any trademarks will be registered with respect to our currently pending applications in a manner that gives us adequate defensive protection or competitive advantages, if at all, or that any patents issued to us or any trademarks registered by it will not be challenged, invalidated or circumvented. We have filed for patents and trademarks in Israel, the United States, Europe and China. Not all patent applications have resulted in patents and we cannot assure you that patents will be granted. Further, patent protection may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, and it may be difficult to enforce our patent rights. our currently issued patents and trademarks and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to us or infringe our intellectual property.

Protecting against the unauthorized use of our intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. We intend to enforce the intellectual property portfolio we have developed. Unauthorized parties may attempt to copy or reverse engineer our solutions or certain aspects of our solutions that we consider proprietary. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into countries where we have patent protection.

Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our products are available and competitors based in other countries may sell infringing products in one or more markets. An inability to adequately protect and enforce our intellectual property and other proprietary rights or an inability to prevent authorized parties from copying or reverse engineering our smart vision solutions or certain aspects of our solutions that we consider proprietary could seriously adversely affect our business, operating results, financial condition and prospects.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure.

We generally seek to protect our proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

Third-party claims that we are infringing intellectual property, whether successful or not, could subject it too costly and time-consuming litigation or expensive licenses, and our business could be adversely affected.

Although we hold patents related to our products, a number of companies, both within and outside of the industry in which we operate, hold other patents covering various aspects of our products. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. we may receive in the future inquiries from other intellectual property holders and may become subject to claims that it infringes their intellectual property rights, particularly as we expand our presence in the market. In addition, parties may claim that the names and branding of our products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, we may have to change the names and branding of our products in the affected territories and we could incur other costs.

We currently has a number of agreements in effect pursuant to which we have agreed to defend, indemnify and hold harmless our customers, suppliers, and partners from damages and costs which may arise from the infringement by our products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Our insurance may not cover all intellectual property infringement claims. A claim that our products infringe a third party’s intellectual property rights, even if untrue, could adversely affect our relationships with our customers, may deter future customers from purchasing our products and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which it is a named party. Any of these results could adversely affect our brand and operating results.

Our defence of intellectual property rights claims brought against it or our customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force us to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction. An adverse determination also could invalidate our intellectual property rights and adversely affect our ability to offer our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect our business, operating results, financial condition and prospects.

Legal and Regulatory Risks Related to our Business

We are subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution and sale of our products. Some of our customers also require that it comply with their own unique requirements relating to these matters.

We manufacture and sell products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we develop, manufacture and assemble our products, as well as the locations where we sell our products. Among other things, certain applicable laws and regulations require or may in the future require the submission of annual reports to the certain governmental agencies certifying that such products comply with applicable performance standards, the maintenance of manufacturing, testing, and distribution records, and the reporting of certain product defects to such regulatory agency or consumers. If our products fail to comply with applicable regulations, we and/or our products could be subjected to a variety of enforcement actions or sanctions, such as product recalls, repairs or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. The occurrence of any of the foregoing could harm our business, results of operations, and financial condition.

Since we operate on a global basis, we must continually monitor applicable laws and regulations, and engage in an ongoing compliance process to ensure that we and our suppliers are in compliance with all existing laws and regulations. If there is an unanticipated or onerous new legislation or regulation that significantly impacts our use of various components or requires more expensive components, such legislation or regulation could materially adversely affect our business, results of operations and financial condition.

Since our products are used for autonomous driving applications, they are subject to complicated and rapidly evolving laws and regulatory schemes that vary from jurisdiction to jurisdiction at the state, federal and international levels, including requirements related to safety, data privacy and security, and product liability, among other areas. These are rapidly evolving areas in which new or changed requirements could impose limitations on the use of our products. If we fail to adhere to these new laws and regulations or fails to continually monitor emerging developments, it may be subject to litigation, loss of customers or negative publicity and our business, results of operations and financial condition will be adversely affected. We are unable to predict how any future changes will impact it and if such impacts will be material to our business.

The evolution of the regulatory framework for autonomous vehicles and their related components is outside of our control.

There are currently no federal U.S. regulations pertaining to the safety of self-driving vehicles; however, the National Highway Traffic and Safety Administration has established recommended guidelines. Certain states have legal restrictions on self-driving vehicles, and many other states are considering them. This patchwork increases the difficulty in maintaining legal compliance. In Europe, certain vehicle safety regulations apply to self-driving braking and steering systems, and certain treaties also restrict the legality of certain higher levels of self-driving vehicles. Self-driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the U.S. and foreign countries and may restrict autonomous driving features that we may deploy.

Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

Government vehicle safety regulations are an important factor for our business. Historically, these regulations have imposed ever-more stringent safety regulations for vehicles. These safety regulations often require, or customers demand that, vehicles have more safety features per vehicle and more advanced safety products.

While we believe increasing automotive safety standards will present a market opportunity for our products, government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding industry recalls and safety risks of autonomous driving, accidents involving our products, domestic and foreign political developments or considerations, and litigation relating to our products and our competitors’ products. Changes in government regulations, as well as changes or evolution in court doctrines in interpreting those regulations, especially in the autonomous driving industries could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations or to court interpretations of those regulations, our business may be materially and adversely affected.

Federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the cars that carry our products go into production, it may become subject to stringent requirements, including a duty to report, subject to strict timing requirements, safety defects with our products. Such rules and regulations may impose potentially significant civil penalties for violations including the failure to comply with such reporting actions. If we cannot rapidly address any safety concerns or defects with our products, our business, results of operations and financial condition may be adversely affected.

The U.S. Department of Transportation has issued regulations that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving systems. As cars that carry our sensors go into production, the obligations of complying with safety regulations could increase and it could require increased resources and adversely affect our business.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

Our current and potential future operations and sales subject it to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California enacted the California Consumer Privacy Act of 2018, both of which provide for potentially material penalties for non-compliance. These regulations may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, collect, store, process, or share information collected by our solutions unless our customers choose to proactively provide such information to it, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

We may also be affected by cyberattacks and other means of gaining unauthorized access to our products, systems, and data. For instance, cyber criminals or insiders may target us or third parties with which we have business relationships in an effort to harm them or their proper use, or the data stored in them, resulting in direct and indirect damages, including disruption, interruption or severance of operations, ransomware, leaks and data loss, theft of property, espionage, harm to reputation, harm to public trust and rehabilitation expenses. We work to prevent and reduce exposure to the risk of cyber-attacks, with strategies including use of information security systems, assimilation of a culture of data security (including training for managers and employees), refinement and adjustment of procedures, internal control programs, and auditing and support with the assistance of experts in the field.

Our operations are rich in technology and computing and may be exposed to risks related to the stability of the information systems, their compatibility with the scope of our operations, information security, technical failures, overload of system servers and the like. Impairment of the stability of computer systems and inability on the part of us to return its systems to normal operation within a reasonable timeframe, or the lack of technological ability to meet commitments or the expectations of potential customers and strategic partners, may damage our reputation and harm our business outcomes.

We are assessing the continually evolving privacy and data security regimes and measures it believes are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like our, it may need to update or enhance our compliance measures as our products, markets and customer demands further develop and these updates or enhancements may require implementation costs. The compliance measures we do adopt may prove ineffective. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyberattacks, or improper access to, use of, or disclosure of data, or any security issues or cyberattacks affecting us, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on our reputation and brand, loss of proprietary information and data, disruption to our business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption anti-money laundering, export control, sanctions, and other trade laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting, or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. Our activities outside the United States may create the risk of unauthorized payments or offers of payments by employees, consultants, sales agents or distributors, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees, consultants, sales agents and distributors. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible, even if it does not explicitly authorize such activities. Should our export activity be subject to security oversight, this may have a material effect on our activity. Further, our business may be affected by sanctions which may be imposed on customers or suppliers who trade with Russian or Ukrainian companies in violation of United States or European restrictions imposed following the Russian invasion of Ukraine.

Noncompliance with anti-corruption, anti-money laundering, export control, sanctions, and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defence and compliance costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we may acquires. As a general matter, enforcement actions and sanctions could harm our business, results of operations, and financial condition.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to determine, disclose and report whether our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. It is also possible that our reputation may be adversely affected if we determine that certain of our products contain minerals not determined to be conflict minerals or if we are unable to alter our products, processes or sources of supply to avoid use of such materials.

We may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on our profitability and consolidated financial position.

We may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with our potential suppliers and strategic partners and our potential customer base, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes and employment and tax issues. In addition, we could face in the future a variety of labor and employment claims against it, which could include but is not limited to general discrimination, wage and hour, privacy, ERISA or disability claims. In such matters, government agencies or private parties may seek to recover from us very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit our operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings and claims will not have a material adverse impact on our operating results and consolidated financial position or that our established reserves or our available insurance will mitigate this impact.

We are incurring increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

As a result of our merger with ITAC, we became a public company subject to reporting requirements in the United States, and, as a result, we are incurring significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq to the extent that they relate to foreign private issuers. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

The results of our operations may be affected by changes in currency exchange rates.

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Currently most of our revenue is generated in U.S. Dollars while our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, primarily the Israeli Shekel, U.S. Dollar and Euro to some extent. We have not generated significant revenue to date and we do not believe that foreign currency exchange rates have not had, or currently have, a material effect on our business, but we cannot give any assurance that changes in foreign currency exchange rates will not have a material impact on us.

Risks Related to our Ordinary Shares

Market conditions may adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly. An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Markets (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange in which event you may be unable to sell your securities unless a market can be established or sustained.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a privately-owned company, we were not subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. Upon the completion of the Merger in October 2021, we became subject to these rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by it in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. If we are not able to protect our computer system, including our financial records and client and personnel information, against cybersecurity attacks including ransomware attacks, we may not be able to maintain effective disclosure controls or internal controls over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of operations. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipates that we will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially and adversely affect our ability to operate our business. In the event that our internal controls are perceived as inadequate or that it is unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the stock price of our ordinary shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain listing on Nasdaq.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company or a non-accelerated filer. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our company’s business and operating results.

Risks Related to our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect our business.

We are incorporated under the laws of the State of Israel, and many of our employees, including certain management members, operate from our offices that are located in Tel Aviv-Yafo, Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of Lebanon, and with Iranian-backed military forces in Syria.

In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel. Any hostilities involving Israel, including the recent hostilities between Hamas and Israel which has resulted large number of missiles being fired at Israel, including major cities, such interruptions or curtailments of trade between Israel and our trading partners could adversely affect our operations and results of operations. To the extent that key employees and potential employees are call up for active duty, our ability to operate may be impaired.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our results of operations, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment by us. Under the Israeli Patent Law, 5727-1967 or the “Patent Law”, inventions conceived by an employee in the course of and as a result of his or her employment with a company are regarded as “service inventions,” which belong to the employer, unless there is a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law.

Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to it all rights to any inventions created in the scope of their employment or engagement with us, We may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The potential tax benefits that may be available to us require us to meet various conditions and may not be available to us, which could increase our costs and taxes.

We may be eligible for certain tax benefits provided to “Preferred Technology Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. We have not yet applied for these benefits. In order to receive and remain eligible for the tax benefits for the Preferred Technology Enterprises tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies has been 23% since 2018. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”

The terms of grants received from the Israeli government require us to satisfy specified conditions in order to transfer the manufacture of products based on know-how funded by the Israel Innovation Authority outside of Israel or to transfer outside of Israel the know-how itself.

Under the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984, or the Innovation Law, research and development programs which meet specified criteria and may be approved by a committee of the Israel Innovation Authority of the Israeli Ministry of Economy and Industry, or IIA, are eligible for grants from the IIA. The grant amounts are determined by the research committee and are typically a percentage of the project’s expenditures. Under most programs, the grantee is required to pay royalties to the State of Israel from the sale of products developed under the program.

Our research and development efforts in relation to our product have been partially financed through royalty-bearing and non-royalty bearing grants from the IIA in the total amount of approximately $4.4 million.

Under the terms and conditions of the IIA grants provided to us and pursuant to applicable laws, we are required to pay royalties from sales of products and services that incorporate know-how developed with the IIA-funded, royalty-bearing grants. Such royalties are due up to an amount equal to 100% of the IIA grants received, linked to the U.S. dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to U.S. dollar deposits. If we will manufacture IIA-funded products outside of Israel and generates sales, the ceiling may increase based on the percentage of production that is outside of Israel, up to a maximum of 300% of the IIA grants, linked to the dollar and bearing interest as detailed above.

•        Local Manufacturing Obligation.    Under the regulations promulgated under the Innovation Law and the guidelines issued by the IIA, the manufacturing of products that incorporate know-how developed with the IIA-funded outside of Israel by us or by another entity may be subject to certain approvals and\or limitations, and if we fail to obtain a required approval, we may be subject to fines and/or an acceleration of our royalty obligation.

•        Know-How transfer limitation

•        The Innovation Law restricts the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA funded know-how outside of Israel requires prior approval of the IIA and may be subject to additional payments to the IIA, calculated according to formulae provided under the Innovation Law. If we wish to transfer IIA funded know-how, the terms for approval will be determined according to the nature of the transaction and the consideration paid to us in connection with such transfer.

•        Approval of transfer of IIA funded know-how to another Israeli company may be granted only if the recipient abides by the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

•        Change of Control.    Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or the chief executive officer or (iii) serves as one of our directors or as our chief executive officer, is required to notify the IIA and undertake to comply with the Innovation Law and the rules and regulations thereunder as applicable to the grant programs of the IIA, including the restrictions on transfer described above.

Approval to manufacture products outside of Israel or consent to the transfer of IIA funded know-how, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer IIA funded know-how or manufacturing out of Israel.

The consideration available to our shareholders in a future transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Our Restated Articles contain a forum selection clause for substantially all disputes between us and our shareholders under the Israeli Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against us, our directors, officers and other employees. Enforcement of a U.S. judgment against us or our officers and directors in Israel or the United States, or assertion of a U.S. securities laws claim in Israel or serving process on our officers and directors, may also be difficult.

Under our Restated Articles, the competent courts of Tel Aviv, Israel will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law, or the Israeli Securities Law, 1968-5728 (the “Israeli Securities Law”). This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal district courts in the United States would have exclusive jurisdiction unless we consent to the selection of an alternative forum. Such exclusive forum provision in the Restated Articles will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived their compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and employees.

Another obstacle towards assertion of claims against us or our directors or officers is the fact that most of them are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may therefore be difficult to effect within the United States. It may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. An Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if our enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

The rights and responsibilities of our shareholders will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Restated Articles and the Israeli Companies Law, with minor exceptions pertaining to U.S securities laws. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Israeli Companies Law, each shareholder of an Israeli company has to act in good faith in exercising such shareholder’s rights and fulfilling such shareholder’s obligations toward the company and other shareholders and to refrain from abusing such shareholder’s power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Israeli Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty to act in fairness towards a company. Moreover, a shareholder also has a general duty to refrain from discriminating against other shareholders. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law and our Restated Articles may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.

Certain provisions of Israeli law and our Restated Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•        Israeli Companies Law regulates acquisitions and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions);

•        Israeli Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•        the Israeli Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•        our Restated Articles divide our directors into three classes, each of which is elected once every three years;

•        our Restated Articles do not permit a director to be removed except by a vote of a majority of the voting power of the shareholders represented at a general meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power of the shareholders present and voting; and

•        our Restated Articles provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfilment of numerous conditions, including a restrictive period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if the shares have not been disposed. See the section titled “Material Israeli Tax Considerations — Taxation of our shareholders.”

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law imposes restrictions on our ability to declare and pay dividends. See the section titled

“Description of ordinary shares — Dividend and Liquidation rights” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Material Israeli Tax Considerations” for additional information.

We are subject to the Israeli Privacy Protection Law and its regulations

We are subject to the Israeli Privacy Protection Law, 5741-1981, and the regulations promulgated thereunder and guidelines issued by the Israeli Privacy Protection Authority, with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed, and secured. In this respect, the privacy regulations governing information security may require us to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions and other technical and organizational measures. Failure to comply with the Israeli privacy laws may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability.

As a foreign private issuer, under Nasdaq rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards, which, if we follow such practices, may afford our shareholders less protection than they would enjoy if we complied with the Nasdaq corporate governance standards.

As a foreign private issuer, we are generally subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of our home country, which is Israel, in lieu of Nasdaq corporate governance requirements relating to independent directors and the formation and composition of board committees, with respect to the disclosure of third-party director and nominee compensation and the requirement to distribute annual and interim reports. These corporate governance practices in Israel may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice exemption with respect to our corporate governance other than the quorum requirements. Our Restated Articles provide that two shareholders holding 25% of the voting shares constitutes a quorum, as contrasted with the Nasdaq requirement of one-third of a company’s outstanding voting securities. If we choose to take advantage of other home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Risks Related to our ordinary shares

We may issue additional ordinary shares or other securities without shareholder approval, which would dilute existing ownership interests and may depress the market price of our ordinary shares.

We may issue additional ordinary shares or other securities in the future in connection with, among other things, our equity incentive plan, without shareholder approval although we require shareholder approval for the creation of a class or series of preferred shares and for the adoption of a new equity incentive plan. The creation of a class or series of preferred shares required shareholder approval. Our issuance of additional ordinary shares would have the following effects:

•        Our existing shareholders’ proportionate ownership interest may decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding ordinary share may be diminished; and

•        the market price of our ordinary shares may decline.

Any such issuance may be dilutive to our shareholders or may cause the stock price to decrease.

Because our officers and directors and their affiliates own or control approximately 50% of our ordinary shares, they may be able to control any action requiring shareholder approval of shareholders.

Our officers and directors and their affiliates beneficially own or control the voting rights with respect to approximately 50% of our ordinary shares, they will have the power to control any action for which shareholder approval is required or sought by us, particularly since our Restated Articles provide that a quorum for action by shareholders at a meeting called by the board of directors is two shareholders holding at least 25%.

Because we have a classified board of directors, it may be more difficult for a third party to obtain control of us.

Our Restated Articles provide for a classified board of directors with each class of directors being elected for a term of three years. As a result, the shareholders will vote for only one-third of the board each year. A classified board of directors may make it more difficult for a third party of gain control of us which may affect the opportunity of our shareholders to receive any potential benefit which could be available from a third party seeking to obtain control over us.

The private warrants that we issued in exchange for private warrants held by the ITAC sponsor are accounted for as liabilities and the changes in value of these warrants could have a material effect on our financial results.

The warrants that we issued in the merger with ITAC in exchange for ITAC’s private warrants are treated as liabilities. As a result of the merger, the 3,112,080 private warrants issued to the holder of the ITAC private warrants, which are held by the ITAC former sponsor, of which E. Scott Crist, one of our directors, is the managing member are treated as liabilities. The Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”) provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statements of operations. As a result of the recurring fair value measurement, as long as the warrants are outstanding, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we will recognize non-cash gains or losses on the private warrants each reporting period based on the change in the derivative liability and the amount of such gains or losses could be material. Further, the gain or loss on the derivative liability, which will not be related our operations, could result in our reporting a loss in a period in which our operations are profitable and net income in a period in which we have a significant loss from operations.

Any projections, forecasts or guidance that we may issue may not be an indication of the actual results of the transaction or our future results.

From time to time, we issue guidance as to our estimated results. Any such guidance is prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond our control. Furthermore, they may exclude, among other things, certain material items such as transaction-related expenses. Any such forecasts are subject to the risks described in these risk factors and should not be relied upon as an indicator of actual past or future results.

The grant and future exercise of registration rights may adversely affect the market price of our ordinary shares

We filed a registration statement, which was declared effective by the SEC, covering the sale by existing shareholders of a total of 47,212,314 ordinary shares owned by shareholders prior to the Merger and the sale of the 10,000,000 shares issued pursuant to the PIPE Subscription Agreements. We also assumed ITAC’s obligations to register ITAC’s founder shares.

The registration of these securities permits the public sale of such securities subject, in the case of shareholders other than the PIPE investor, to lock-up agreements. The registration and availability of such a significant number of securities for trading in the public market, whether pursuant to the registration statement or Rule 144 or any other exemption may have an adverse effect on the market price of our ordinary shares.

The sale by our shareholders upon the expiration of their lock-up period may cause the market price of our securities to drop significantly, even if our business is doing well.

Shareholders holding 36,330,760 ordinary shares have signed lock-up agreements pursuant to which they agreed not to sell their ordinary shares during the one-year period commencing on the October 7, 2021, closing of the Merger, subject to early release after six months if the closing price of our ordinary shares equals or exceeds $12.00 per share for any 20 out of 30 trading days. Additionally, shareholders holding 46,984,355 ordinary shares are parties to an investor rights agreement, which was amended in March 2022 and provides for a lock up of 270 days from the closing of the Merger, subject to early release after six months if the closing price of the ordinary shares equals or exceeds $9.00 per share for any 20 out of 30 trading days. Additionally, the ITAC sponsor is subject to a lock-up with respect to the 1,905,900 ordinary shares issued with respect to its shares as follows. In addition to being subject to the same lock-up provisions that are applicable to our shareholders referred to in the first sentence, the ITAC sponsor is subject to enhanced lock-up restrictions with respect to 952,950 ordinary shares. In addition to sales pursuant to a registration statement, the our shareholders, including the ITAC sponsor, will be able to sell their ordinary shares pursuant to Rule 144. The ordinary shares purchased in the PIPE offering are not subject to a lock-up. Thus a shareholder who is subject to a lock-up agreement and who purchased shares in the PIPE offering will not be subject to the lock-up with respect to the shares purchased in the PIPE offering.

Upon expiration of the applicable lock-up periods, or upon satisfaction of the requirements of Rule 144 under the Securities Act, or another applicable exemption from registration, the sponsor and the pre-Merger shareholders, may sell large amounts of ordinary shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility of our ordinary share price and putting significant downward pressure on the price of our ordinary shares. The lock up provisions do not relate to shares purchased in the PIPE offering.

The market price of our securities may be volatile subject to wide fluctuations.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for our ordinary shares. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•        actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•        changes in the market’s expectations about our operating results;

•        success of competitors;

•        our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning us or the media and broadband industry in general;

•        operating and share price performance of other companies that investors deem comparable to us;

•        our ability to develop and market our products;

•        the market’s perception as to our ability to develop and maintain any perceived technological advantage it may have;

•        actions by social media users to seek to increase activity in our securities;

•        changes in laws and regulations affecting our business;

•        our ability to meet compliance requirements including compliance with the Nasdaq continued listing requirements;

•        commencement of, or involvement in, litigation involving us or the automotive industry in general;

•        changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of our ordinary shares available for public sale;

•        changes in trading patterns resulting from social media action not related to the results of our business;

•        any major change in our board or management;

•        sales of substantial amounts of our ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;

•        general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism; and

•        all of the risks described in these Risk Factors.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. Particularly since the onset of the COVID-19 pandemic, global stock markets in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our Articles and Israeli law could prevent a takeover that shareholders could consider favourable and could also reduce the market price of our ordinary shares.

Certain provisions of Israeli law and our Restated Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers, requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions) and establishes a high ownership threshold to squeeze out minority shareholders in a full tender offer. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. See the section titled “Material Israeli Tax Considerations — Taxation of our shareholders.”

We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your ordinary shares for a price greater than the price you paid for your ITAC common stock or your ordinary shares.

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment except by selling sell such shares after price appreciation, which may never occur.

Our board of directors has broad discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares is influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding it, our share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our ordinary shares or publish unfavorable research about us. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although we are incorporated and tax resident in Israel, the IRS may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because we are not so created or organized (but are instead incorporated only in Israel), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in the Item 10.E in the section titled “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment — Tax Residence of Arbe for U.S. Federal Income Tax Purposes,” based on the terms of the Merger, the rules for determining share ownership under Code Section 7874 and the Treasury regulations promulgated under Code Section 7874 (the “Section 7874 Regulations”), and certain factual assumptions, we are not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Code Section 7874. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge our status as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Code Section 7874 our status as a foreign corporation for U.S. federal income tax purposes, we and certain of our shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on us and future withholding taxes on certain of our shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes. In particular, holders of our ordinary shares and/or warrants would be treated as holders of stock and warrants of a U.S. corporation.

See Item 10.E “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Arbe — Tax Residence of Arbe for U.S. Federal Income Tax Purposes” for a more detailed discussion of the application of Code Section 7874 to the Merger. Investors should consult their own advisors regarding the application of Code Section 7874 to the Merger.

U.S. Holders of our ordinary shares and/or warrants may suffer adverse tax consequences if we are treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Although based on the current and anticipated composition of the income, assets and operations of us and our subsidiaries, we do not believe we will be treated as a PFIC for U.S. federal income tax purposes for its current taxable year, and do not expect to become one for U.S. federal income tax purposes in the near future, this is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time. Accordingly, a complete determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether we will be a PFIC in 2021 or for any future taxable year. In addition, our U.S. counsel does not express any opinion with respect to our PFIC status for 2021 or future taxable years.

If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares and/or warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder makes an election available under the Code (which election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares and/or warrants, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of the our ordinary shares and/or warrants. Certain elections (including a qualified electing fund election (or a QEF election or a mark-to-market election) that may be available to U.S. Holders of our ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to our warrants. Additionally, there can be no assurance that we will have timely knowledge of our status as a PFIC in the future or that we will timely provide information that would be required in order for a U.S. Holder to make a QEF election. For a further discussion, see Item 10.E “Certain Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of ordinary shares and Warrants to U.S. Holders — Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and/or warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that are subject to risks and uncertainties. Statements that are not historical facts, including statements about ITAC our perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding possible or anticipated future results of our business, financial condition, results of operations, liquidity, plans and objectives. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “will,” “could,” “should,” “potential” and similar words or expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The statements contained in this prospectus regarding the following matters are forward-looking by their nature:

•        Our projection of revenue and other operating results;

•        Our expectation that hat we will be engaging with Tier 1 automotive suppliers and OEMs which would be building the radars based on its chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability;

•        Our expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations;

•        Our belief that our radar chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving;

•        Our belief that a fully autonomous vehicle is seen as a potential solution for reducing the number of traffic accidents (due to the elimination of the “human element” from the equation), and as an incentive to create innovative autonomous vehicle-sharing services that will lead to the public foregoing the purchase of private vehicles, to reduce the problem of traffic congestion, and to significantly reduce fuel consumption and air pollution;

•        Our belief that automakers will choose to integrate advanced driver assistance systems (ADAS) based on several technologies simultaneously (radar, camera and LiDAR), and that it is likely that this trend of integrating technologies into vehicles will continue in the coming years;

•        Our belief that our 4D imaging radar technology holds significant advantages over alternative technologies such as vision through cameras or LiDAR laser systems and over current-generation radar technologies that are on the market presently or have been announced for development;

•        Our belief that our ground-breaking technology that contains an advanced processor, consumes relatively low amounts of energy and can scan a vehicle’s environment at an exceptionally high resolution in real-time, and identify objects and distinguish between them with great long-range accuracy and a wide field of vision, differentiates us and will enable us to successfully compete and develop and maintain a leadership position in its target markets;

•        Our belief that our products will be competitively priced;

•        Our expectation that our marketing strategy, primarily targeted at Tier 1 manufacturers, will foster cooperation with Tier 1 manufacturers to integrate our radar chipsets into the radar systems that Tier 1 manufacturers will sell to OEMs;

•        Our belief that that outsourcing will provide us a more secure path in production for quality control and reliability for automotive requirements;

•        Our belief that certain operational or registration requirements for some autonomous functions will be removed as state regulators gain better experience with the technology;

•        Our expectation that awareness among automakers and vehicle owners of the importance and benefits of installing ADAS (even in the absence of binding regulation) has increased, and that it is likely that in the future, the vast majority of new vehicles will be equipped with these systems;

•        Our belief that our radar chipset will make it possible to launch of an autonomous vehicle and will be the primary sensor for autonomous driving in the retail market in tandem with a camera;

•        Our belief that our existing infrastructure positions us well to capitalize on regulatory changes pertaining to required installation of traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that we are developing;

•        Our belief that the automotive market, which experienced significant slowdown following the spread of the coronavirus (COVID-19) pandemic and a shortage of semiconductors, is expected to resume growth during 2022;

•        Our belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in our field of activity; and

•        Our belief that a requirement on the part of insurance companies to install radar systems as a condition for issuing insurance policies is expected to increase the demand for our products.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described under “Risk Factors” in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

Any proceeds that we receive upon exercise of warrants will be used for working capital. We cannot give assurance that any warrants will be exercised.

CAPITALIZATION

Set forth below is our capitalization at December 31, 2021:

You should read the information below together with our consolidated financial statements and related notes included elsewhere in the prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Dollars in thousands)

December 31, 2021
Long-term debt	—
Ordinary shares, par value NIS 0.000216 per share, 63,016,856 shares	*
Additional paid-in capital	199,496
Accumulated deficit	(119,646)
Total shareholders’ equity	79,829

____________

*        Less than $1.

SELECTED FINANCIAL INFORMATION

The following statements of operations data for the years ended December 31, 2021, 2020 and 2019, balance sheet data as of December 31, 2021 and 2020 and statements of cash flows data for the years ended December 31, 2021, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. All share and per share information being adjusted to reflect the Recapitalization, including the 46.25783-for-one stock split. You should read this Summary Financial Data section together with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Dollars in thousands, except share and per share information.

Statements of Operations Data:

	Year Ended December 31,
	2021	2020	2019
Revenues	$2,249	$332	—
Cost of Revenues	1,440	340	—
Gross Profit (Loss)	809	(8)	—
Operating Expenses:
Research and Development	28,564	12,794	22,012
Sales and Marketing	1,814	1,063	1,933
General and Administrative	3,709	1,093	1,187
Total Operating Expenses	34,087	14,950	25,132
Operating Loss	33,278	14,958	25,132
Financial Expenses, net	24,814	667	475
Net Loss	$58.092	$15,625	$25,607
Net Loss per Ordinary Share (basic and diluted)	$2.64	$1.70	$2.87
Average Ordinary Shares Outstanding	22,027,292	9,205,169	8,910,561

Balance Sheet Data

	December 31,
	2021	2020
Current assets	$104,181	$4,021
Working capital (deficiency)	88,714	(1,250)
Redeemable convertible preferred shares	—	55,440
Accumulated deficit	(119,646)	(61,554)
Shareholders’ equity (deficiency)	79,823	(60,157)

Selected Cash Flows Data:

	Year Ended December 31,
	2021	2020	2019
Net cash used in operating activities	$(26,416)	(15,285)	(22,559)
Net cash (used in) provided by investing activities	(684)	9,704	(8,537)
Net cash provided by financing activities	125,082	1,532	35,545
Net increase (decrease) in cash and cash equivalents and short-term restricted cash	97,982	(4,049)	4,449

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as of and for the years ended December 31, 2021, 2020 and 2019 and notes to those statements included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” sections of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are driving a radar revolution, paving the way for an autonomous future, utilizing an outstanding, truly safe, commercially viable, 4D Imaging solution. As a global leader in radar technology, we enable safe roads today paving the way to full autonomy for passenger cars, autonomous trucks, delivery robots, robotaxies, commercial vehicles, and empowering a wide array of safety applications with advanced sensing and paradigm-changing perception.

Founded in 2015 by Chief Executive Officer Kobi Marenko, Chief Technology Officer Dr. Noam Arkind, and Oz Fixman, our breakthrough technology has transformed radar as a sensor for ADAS (advanced driver assistance systems) and autonomous vehicles from the chip-level up, with technological breakthroughs across all core components. As a result, we have created what we believe is the only imaging radar sensor that meets the demanding performance, safety, and cost requirements for Level 2+ through Level 5 autonomous vehicles, bypassing the traditional limitations of legacy radar technology- low resolution, inability to sense stationary objects, high false alarm rate, lack of resolution, to name a few. Integrating the advanced hardware with our custom AI stack enables support for advanced perception capabilities at mass market prices, with top performance in all environments, weather, and lighting.

Our 4D Imaging Radar, which is at least 10 times more detailed than any other radar on the market, sets a new standard for safety in the industry, and is designed to enable accurate and reliable sensing in some of the most challenging use cases that autonomous vehicles can encounter on a regular basis — such as providing free space mapping in a tunnel, detecting a tire on the road ahead in heavy rain, tracking pedestrians in the dark. This is achieved by the development of a chipset with the highest channel count in the industry, proprietary radar processing algorithms, and our industry first radar based perception applications.

Our advanced semiconductors technology has made us one of the leading providers for the world’s top OEMs. With 132 employees, as of March 31, 2022, we have scaled to over 30 evaluation projects and we have been advised that we are on the short list with 17 OEM, robotaxis, delivery robots, and autonomous trucks projects. Our imaging radar was selected by AutoX to enable its fully autonomous robotaxi fleet. We were selected for a pre-production project with a Top 5 global OEM, which is progressing towards selection in 2022. A Top 10 global OEM selected us for an “Imaging Radar — based perception” project. BAIC Group has announced that our technology will be installed on its mass-produced Level 2.5 / Level 3 models. Our solution was also selected for a smart mobility project.

The automotive radar industry has an estimated total addressable market opportunity of approximately $11 billion in 20251. Our model to capture this opportunity is to directly work with top established Tier 1 automotive suppliers in order to power their next generation radars. Correspondingly, we have successfully established relationships with five tier-1 suppliers who are building production radars based on our chipset, including Valeo, Weifu, Hirain, and Qamcom and a leading radar company that has commenced design in the fourth quarter of 2021. While there is a recognized chip shortage and supply chain challenges that will continue to impact global markets in 2022, GlobalFoundries has advised us that it will have the capacity necessary to meet our commitments based on our forecasts for 2022 and 2023. GlobalFoundries is our chip manufacturer and is responsible for chip production and supply chain management.

____________

1        Industry and wall street research estimates

Business Combination and Public Company Costs

On October 7, 2021, we completed the merger ITAC. As a result of the Merger, our ordinary shares are registered under the Exchange Act and listed on Nasdaq, and we are required to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We are incurring additional expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Total gross proceeds from the business combination were approximately $118,288,000 out of which total transaction costs amounted to approximately $16,707,000. The total gross proceeds include gross proceeds of $100,000,000 from the sale of 10,000,000 ordinary shares to PIPE investors at $10.00 per share, and $18,288,000, representing the funds remaining in ITAC’s trust account after payment to the redeeming ITAC stockholders.

Recapitalization and Stock Split

All share and per share information uses has been retroactively restated to reflect the 46.25783-for-one stock split and the changes in par value of our ordinary shares from NIS 0.01 per share to NIS 0.000216 per share effected on October 7, 2021 as part of the Recapitalization and the issuance of ordinary shares as part of the Recapitalization, assuming the ordinary shares were outstanding at the beginning of the periods presented.

Key Factors Affecting our Operating Results

We believe that our future performance and success depends to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and under “Risk Factors.”

In a field in which we operate, the key to generating business is the ability to offer the latest technology. For us to be successful, we must offer the latest technological developments. Our research and development effort are oriented to maintaining leading edge technology.

We believe that widespread adoption of 4D imaging radar across applications for safety and autonomy is approaching and that we are well-positioned in both automotive and non-automotive markets to take advantage of this opportunity. Nevertheless, mass production passenger vehicles OEMs are just beginning to commercialize level 2+ and autonomous systems that will rely on the imaging radar technology. Accordingly, we expect the rate of actual adoption and commercialization of radar-based solutions by automotive OEMs and their suppliers will impact our results of operations, including revenue and gross margins for the foreseeable future.

We also intend to target markets beyond mass production passenger vehicles, including vehicle applications like trucks, shuttles, automated ground delivery vehicles, and industrial verticals like industrial robots, security systems, ground protection, drones, traffic monitoring. Our solution has the potential to be a primary sensor candidate for many autonomous and semi-autonomous applications and next generation perception platforms. As a result, we believe that some of those markets can evolve in parallel with the automotive market.

The following table sets forth information as of March 15, 2022, as to companies that are (i) working with us and are building radar systems based on our chipset and (ii) purchased an A Sample and are in process of evaluation.

	Using our chipset for next generation radar	Purchased A Sample and in advanced evaluation	Notes
Tier 1 automotive suppliers	5	2
NMPs	1*	2	* AutoX expects to integrate 400,000 Arbe-based radar systems in its Level 4 fleet over a 5 year period
Non-Automotive	—	7
OEMs	—	6	* Using our chipset for an advanced R&D project
Other	—	1	* a Japanese supplier of third-party components that seeks to provide added value.

Although customers may have purchased an A Sample for evaluation, not all such customers are in a position to make a decision to build a radar based on our chipset, and we cannot give assurance that the customers described in the table will generate any significant revenue for us.

As a Tier 2 supplier of advanced technology to Tier 1 automotive suppliers and OEMs, we will be engaging with Tier 1 automotive suppliers and OEMs who would be building the radars based on Our Chipset solution, and our results of operations will be impacted by the timing of requirements of and orders by the Tier 1 automotive suppliers and OEMs.

The semiconductor market generally and the automotive industry in particular is seeing shortages due to increased demand in general, and specifically in the automotive industry. We are taking measures which are intended to make sure we will be able to meet all the demand of our customers, which may include significant prepayment for our products, although our efforts may not be successful.

We are competing for talent in a highly competitive environment, which results in higher compensation packages to employees. We cannot give assurance that we will be able to hire all required positions when they are required.

Commercialization

Our radar system is being evaluated by six of the top-ten global automakers by sales, and most major autonomous trucking and robotaxi programs currently in development, reflecting the significant commercial interest in imaging radar. We anticipate that these programs will make their decisions with respect to their radar technology commencing in 2022. Currently, we have entered into a contract with AutoX to integrate our chips in their production vehicle.

Our ability to achieve profitability is dependent upon generating orders and commitments from the current evaluation projects. Delays in the autonomy programs from OEMs that we are currently or will be working with could result in us being unable to achieve our revenue targets and profitability in the time frame we anticipate.

Since the OEMs rely on Tier 1 automotive suppliers for components such as radar based product, if a leading tier1 supplier goes into production with imaging radar based on our chips.it increases the chance of the OEM basing its radar on our technology. We believe that the fact that tier-1 suppliers already have radar production lines that they need to upgrade for imaging radar, reduces dramatically the risk and the cost in taking our technology to the mainstream.

Also, the fact that our technology is being evaluated by tier1 suppliers that have significant share in today’s radar market will increase significantly our opportunity to generate major market share commencing in 2023 when the automobile companies make the decisions on purchasing radar components for their vehicles.

Market Trends and Uncertainties

We estimate the total addressable market for Advanced Drive Assistance Systems, known as ADAS, and autonomous driving technology, will grow to approximately $75 billion or more in 20302 and we believe that this growth will result in a demand for our imaging radar chips. We believe that we have multiple levers for sustained growth and adjacent market opportunities, with a core strategy to focus on attractive markets with significant growth and profitability potential. Specifically, the markets of focus include passenger cars, commercial trucks, and robotaxi fleets. Each such market is potentially a significant global opportunity, and these markets have historically been underserved by inferior technology or not served at all. We believe that we are positioned as the only company with deeply integrated hardware and software products that currently meet the OEM specification requirements for safe Level 0 to Level 5 autonomy, which constitutes a significant portion of the market.

Our most immediate market focus is on passenger and commercial vehicle safety and autonomy on highways and ADAS applications. We believe there is significant room for improvement with regard to standard ADAS and crash avoidance. ADAS volumes are primarily driven by both the European and North American markets which have increasingly stringent safety regulations and consumer preference for safety. We are well positioned to capitalize on the increased ADAS demand in response to these increased safety regulations as our proactive safety software could increase the current reported collision avoidance rates by up to seven times. Although increasing automotive performance requirements may generate higher demand, we may not be able to take advantage of demand if we are unable to anticipate regulatory changes and adapt quickly enough to meet new regulatory standards or requirements. Market acceptance of active safety technology depends upon many factors.

____________

2        https://www.marketsandmarkets.com/Market-Reports/driver-assistance-systems-market-1201.html

COVID-19 Impact

During 2020, the spread of COVID-19 and the actions taken by governments have had an impact on the automotive industry, which at first estimated a reduced demand but then experienced a significant increase in demand for vehicle production and sales, which caused a chip shortage reality. As a result, some automotive factories were shut down at the beginning of this period, and some projects were placed on hold or cancelled. In addition, travel restrictions, remote work guidelines, limitations on face-to-face meetings, COVID-19 isolations and sick days, required us to change our work methods and adjust. We believe we managed to maintain our progress, relaying on new work methods and on our relationships such as our supply relationship with GlobalFoundries to stay on track.

Recently, several provinces and municipalities in China experienced a lockdown as a result of potential spread of increased COVID 19 infections from the Omicron and a subvariant of Omicron which could affect our business with Chinese automobile companies and Chinese suppliers. We cannot assure you that China and other countries will not experience further lockdowns.

The extent of the impact of the pandemic on our operational and financial performance in 2022 will depend on various future developments, including the duration and spread of future COVID-19 outbreaks, including the impact of the subvariant of the Omicron variant, which may spread faster than the original Omicron variant which has had impacted Asia and Europe and may impact other countries, including Israel and the United States. These outbreaks impact our customers, suppliers and employees. These factors related to COVID-19 are beyond our knowledge and control and, as a result, at this time, we are unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on our business, operating results, cash flows and financial condition.

Effect of the Russian Invasion in Ukraine

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union, Israel and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation. Israel has not imposed any sanctions. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries. While we do not have any direct business or financial ties to the Russian Federation or Ukraine as part of our business, the impact of higher energy prices and higher prices for certain raw materials and goods and services resulting in higher inflation and disruptions to financial markets and disruptions to manufacturing and supply and distribution chains for certain raw materials and goods and services across the globe may impact our business in the future.

Although we do not have any agreements with any companies in Russia or Ukraine, the Russian invasion of Ukraine could have significant adverse effects upon our business, including, but not limited to, the following

•        A slowdown in the automotive industry generally and a slowdown of transactions in this industry, which could effect decisions on the supplier of radar components and technology;

•        The effect of United States’ or other nations’ sanctions on companies, including companies that may be customers or potential customers of our products and suppliers of components used in the vehicles that use our products, that conduct business with Russian or Ukrainian companies;

•        The effects of the significant increase in oil and gas prices as a result of gas shortages resulting from the reduced gas and oil flow from Russia;

•        The additional inflationary pressures resulting from sanctions placed by the United States and European countries on Russia and Russian companies.

•        Additional supply line issues, resulting from the effects of the Russian invasion of Ukraine, including reduced availability or higher prices for the raw materials used in our products.

•        The worldwide economic conditions, including in Europe and Asia where a number or our customers are located, which may impact the decisions that relate to the use of our products including the customers’ evaluation process;

•        Our ability to conduct business with companies, including companies that may be testing our product, that conduct business with Russia and Ukraine and which may be subject to sanctions or restrictions imposed by the United States, European or other government as a result of their conducting business with these companies.

•        Adverse economic conditions resulting from the Russian invasion of Ukraine may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults.

•        A change in the relationship between Israel and Russia, particularly as it relates to the security of Israel, and any conflict involving Israel as a result of a potential deterioration in Israel’s relationship with Russia.

We cannot predict the manner in which the Russian invasion of Ukraine will impact our business. However, the longer the invasion continues, the more likely the adverse effects will be material and, if our business declines as a result of the Russian invasion of Ukraine, will be material. Further, to the extent that the conflict widens and involves NATO forces, the negative effects on our business and automotive industry in general, may be substantially exacerbated.

To the extent that any of these factors affect our supplier, GlobalFoundries, including its ability to obtain the semiconductors necessary for our product, our ability to deliver any products that are ordered from us will be impaired, which may impact our ability to obtain orders for our products.

We will assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply and distribution chains for our products and on the pricing and demand for our products.

Effects of Economic Downturn, Inflation and other Factors

The development process for our products as well as the timing of our sales and the market for our products can be affected by a range of factors, many of which are unpredictable. These factors include such conditions as economic conditions, international conflicts, climate and weather conditions, and actions taken by governments to address the COVID 19 pandemic and other pandemics.

We may be subject to the effects of adverse economic conditions, including inflationary pressures and supply chain issues, which may impair our revenues, gross margins and our ability to operate profitable. Although we do not believe that our business was adversely affected by inflation prior to 2022, the recent inflationary pressures, combined with supply line delays and shortages of semiconductors, and the effects of the Russian invasion of Ukraine, which exacerbated the already existing inflationary pressures and supply line delays and shortages and have had negative economic effects worldwide and may impair our revenues, margins and our ability to operate profitable. As a result of inflation, along with supply line delays semiconductor shortages and other negative economic trends, we may incur increased costs in our components as well as from our contract manufacturers, and we may not be able to pass any costs we may incur to our customers and our customers may delay or put on hold any plans they have to develop automotive products that would require our radar. To the extent that we are unable to pass on costs or we are not able to market or products as we plan, our gross margin may be significantly eroded which may result in increased losses during our developmental phase and may impair our ability to operate profitable when we are in full production mode. We cannot assure you that we these factors will not impair our ability to operate profitably.

In recent months the following conditions have affected or may affect various aspects of our business.

•        The February 24, 2022, invasion by the Russian Federation of Ukraine, which is discussed above.

•        The recent earthquake in Japan, which may impact Japanese businesses both as potential users of our products or as suppliers of components necessary in the production of vehicles that would use our technology.

•        The recent lockdown in many provinces and municipalities in China as a result of potential spread of increased COVID 19 infections from the Omicron and a subvariant of Omicron which could affect our business with Chinese automobile companies and Chinese suppliers.

•        The effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, which have the effect of slowing the process of evaluating our products or increasing the already-existing supply chain problems; and

•        The effects of any other military conflicts, including any expansion of the Russian invasion of Ukraine and any other conflicts worldwide, including in the Middle East;

•        Any other conditions which may affect the automotive industry generally and ability of automotive companies to complete in their evaluation and their purchase or our products or our ability and the ability of our customers and potential customers to evaluate our product or order our product.

Any factors which affect the ability or willingness of customers and potential customers to test our products or purchase our products could materially impair our ability to develop our business, We cannot predict the extent that any of the foregoing will impact our business nor what other factors which we do not presently contemplate may impact our business; however, any of these factors, as well as other factors not presently contemplated, may have a material adverse effect upon our business.

Quarterly Information

As a foreign private issuer, we are not required to file quarterly reports, On May 12, 2022, we filed a report on Form 6-K which included unaudited financial information for the first quarter of 2022. The unaudited financial information does not meet the requirement of interim financial statements under GAAP. Such quarterly information is included as an exhibit to the registration statement of which this prospectus is a part.

Revenues for the first quarter of 2022 were $0.9 million, an increase from $0.6 million in the first quarter of 2021. Our backlog as of March 31, 2022, was $2.8 million. Our gross margin for the first quarter of 2022 was 56.1%, compared to 44.3% in first quarter of 2021, mainly related to a decrease in cost as we worked toward production versions. Operating expenses in the first quarter of 2022 were $11.1 million, compared to $4.5 million in the first quarter of 2021. The increase in operating expenses was primarily driven by an increase in research and development expenses from $3.7 million in the first quarter of 2021 to $7.8 million in the first quarter of 2022. The increase was most notably in labor cost and to a lesser extent non-cash share-based compensation expenses. As a result, our operating loss increased from $4.3 million to $10.6 million. Net loss in the first quarter of 2022 decreased significantly to $7.9 million compared to a net loss of $18.4 million in the first quarter of 2021. The net loss in the first quarter of 2022 reflected financial income of $2.8 million as contrasted with financial expense of $14.1 million in Q1 2021. Both years’ financial expenses/income related to the revaluations of convertible loan and warrants.

As of March 31, 2022, we had $87.3 million in cash and cash equivalents, as a result of the merger with ITAC and the $100 million PIPE financing. Total debt on March 31, 2022, was $5.1 million which we expect to pay by July 1, 2022.

During the first quarter of 2022, Hyundai Motor Group showcased a joint pilot with us at EcoMotion Week, a program featuring cutting-edge issues in mobility, we launched a new RF chipset, with the final production configuration with long range sensing and high sensitivity, we won the Tech AD Europe 2022 award in the category of sensory perception, and we were selected as a 2022 Innovation Awards honoree in the Vehicle Intelligence and Transportation product category at CES, an annual trade show organized by the Consumer Technology Association.

Results of Operations

Years Ended December 31, 2021 and 2020

	Years Ended December 31,
	2021	2020
(dollars in thousands, except per share amounts)
Revenues	$2,249	$332
Cost of Revenues	1,440	340
Gross Profit (Loss)	809	(8)
Operating Expenses:
Research and Development	28,564	12,794
Sales and Marketing	1,814	1,063
General and Administrative	3,709	1,093
Total Operating Expenses	34,087	14,950
Operating Loss	$(33,278)	$(14,958)
Financial Expenses, net	24,814	667
Net Loss	$(58,092)	$(15,625)
Net Loss per ordinary share (basic and diluted)	$(2.64)	$(1.70)
Average ordinary shares outstanding	22,027,292	9,205,169

The following table sets forth our revenue for the years ended December 31, 2021 and 2020 by geographic region (dollars in thousands):

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by Geography:
Sweden	$928	41%	$—	31.6%
China	$702	31%	35	24.1%
Germany	$351	16%	80	20.8%
USA	$64	3%	105	10.6%
Other	$204	9%	112	10.2%
Total revenue	$2,249	100%	332	100.0%

The increase in revenue in 2021 compared to 2020 was primarily driven by additional revenue from chipsets and samples as we expanded our business compared to 2020, when we first recognized revenue, which was mainly derived from samples.

Cost of Revenue

Cost of revenue includes the manufacturing cost of radar sensors, which primarily consists of components cost, assembly costs and personnel-related costs directly associated with our customer support organization and an allocated portion of facility, IT costs and depreciation. We expect cost of revenue to increase in absolute dollars in future periods to the extent revenue increases, however, we expect the cost per unit to decrease as we shift from prototype full radar system sales to mass production chipsets sales, which are generally associated with higher gross margin. The fixed cost components (most notably labor cost) will also drive margin improvement upon revenue increase due to leveraging economy of scale. Cost of revenue for 2021 was approximately $1.4 million, resulting in a gross profit of approximately $0.8 million. Cost of revenue for 2020 was approximately $0.3 million, resulting in a loss of $8,000. Improvement in gross profit was attributed mainly to revenue increase and product mix that included more higher margin sales.

Operating Expenses

Research and Development Expenses

Our research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software.

Research and development expenses include

•        Personnel-related expenses, including salaries, benefits, and share-based compensation expense for personnel in research and engineering functions;

•        Expenses related to materials, software licenses, supplies and third-party services;

•        Prototype expenses;

•        Operation costs related to develop manufacturing processes;

•        Allocated portion of facility and IT costs and depreciation; and

•        Participation grants received from the Israel Innovation Authority (“IIA”) and the European Union “Ecsel” program (Electronic Components and Systems for European Leadership)

Our principal operating expenses is research and development, which was approximately $28.6 million in 2021 and $12.8 million in 2020. The increase was primarily as a result of a $6 million increase in labor costs including share-based compensation costs, driven mainly by increased headcount, a higher value of equity awards and foreign exchange impact. Additional increases of $3.1 million from subcontractors cost such as backend development work, $3.0 million costs relating to the finalization of the design process prior to manufacturing, reflecting three new chip versions, $1.7 million of material, tools and third party software licenses and a $1.4 million increase due to less government grants.

We expect that our research and development costs will increase for the foreseeable future as we continue to invest in research and develop activities to achieve our product roadmap.

Sales and Marketing Expenses

Sales and marketing expenses were approximately $1.8 million in 2021 compared to approximately $1.1 million in 2020. The increase of $0.8 million in 2021 was primarily attributed to $0.5 million in labor cost and share-based compensation cost and to a lesser extent, general overhead costs resulting from our status as a public company, which commenced in October 2021. Labor cost related expenses consist of salaries, benefits, and share-based compensation. Marketing expenses include the cost of sales commissions, marketing programs, trade shows, consulting services, promotional materials, demonstration equipment and an allocated portion of facility, IT costs and depreciation. We expect that our sales and marketing expenses will increase in absolute dollars over time as we hire additional sales and marketing personnel to support our customers, Tier-1 supplier relationships, and OEM relationships, as we will also increase our marketing activities and penetration and grow our domestic and international footprint.

General and Administrative Expenses

General and administrative expenses, which were approximately $3.7 million in 2021 and approximately $1.1 million in 2020, consist of personnel-related expenses for corporate, executive, finance, and other administrative functions, expenses for outside professional services, including legal, audit, accounting services and other costs related to our status as a public company as well as expenses for facilities, depreciation, and travel. Personnel related expenses consist of salaries, benefits, foreign exchange rate impact and share-based compensation. The increase of approximately $2.6 million was primarily caused by an increase in personnel related costs of approximately $1.3 million. Approximately $0.7 million was attributed to additional legal, accounting, and general overhead costs resulting from our status as a public company, most notably directors and officers (D&O) insurance.

We expect our general and administrative expenses to increase for the foreseeable future as we increase the size of our workforce based on our anticipated growth of our business, and as a result of the expenses of operating as a public company, including compliance with the rules and regulations of the Securities and Exchange Commission, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Financial Expenses, Net

Financial expenses, net were approximately $24.8 million in 2021 compared to approximately $0.7 million in 2020. The increase was primarily related to $6.3 million revaluations of warrants issued to shareholders and $17.9 million revaluation of convertible loan that was converted to ordinary shares upon the recapitalization.

Years Ended December 31, 2020 and 2019

	Years Ended December 31,
	2020	2019
(dollars in thousands, except per share amounts)
Revenues	$332	$—
Cost of Revenues	340	—
Gross Loss	(8)	—
Operating Expenses:
Research and Development	12,794	22,012
Sales and Marketing	1,063	1,933
General and Administrative	1,093	1,187
Total Operating Expenses	14,950	25,132
Operating Loss	14,958	25,132
Financial Expenses, net	667	475
Net Loss	$15,625	$25,607
Net Loss per Ordinary Share (basic and diluted)	$1.70	$2.87
Average Ordinary Shares outstanding	9,205,169	8,910,561

We did not generate any revenue (or cost of revenue) in 2019. We first generated revenue in 2020. In 2020, our revenue of approximately $0.3 million was derived from sales of radar chipset solutions to be installed onto automotive vehicles.

Cost of Revenue

Cost of revenue includes the manufacturing cost of radar sensors, which primarily consists of components cost, assembly costs and personnel-related costs directly associated with our customer support organization and an allocated portion of facility, IT costs and depreciation. We expect cost of revenue to increase in absolute dollars in future periods to the extent revenue increases, however, it expects its cost per unit to decrease as sales increase due to leveraging economy of scale achievable due to its business model. Cost of revenue for 2020 was approximately $0.3 million, resulting is a gross loss of $0.

Operating Expenses

Research and Development Expenses

Our principal operating expenses is research and development, which was approximately $12.8 million in 2020 and $22.0 million in 2019. Our research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software. The decrease in research and development expenses reflected the COVID-19 pandemic and steps taken by company including salary reduction, termination of employment of employees, hiring freeze, termination and renegotiation of agreements with subcontractors and delay in some research and development programs such as the postponement of production its chipsets. The pandemic delayed projects with Tier 1 suppliers and OEMs by an estimated six months. By the end of the third quarter and the beginning of the fourth quarter of 2020, we saw that the automotive industry was starting to become normal, and, based on its indications from the Tier 1 suppliers and OEMs with which we had been working before the pandemic, it ramped up its operations, started hiring and started working toward its full production plan. In addition, in 2019, we had significant subcontractor costs involved in the development of its processor chip, costs it did not have in 2020. Overall, we significantly reduced our research and development expenses for 2020 from the level of 2019 and we do not believe that there was any material adverse effect on our revenue.

Research and development expenses include

•        Personnel-related expenses, including salaries, benefits, and stock-based compensation expense for personnel in research and engineering functions;

•        Expenses related to materials, software licenses, supplies and third-party services; and

•        Prototype expenses

•        A allocated portion of facility and IT costs and depreciation; and

The research and development expenses were offset by participation grants received from the IIA and the European Union “Ecsel” program.

We expense research and development costs as incurred until the point that technological feasibility has been established. To date, costs incurred between the establishment of technological feasibility and the point at which the product is ready for general release have been insignificant. We expect that its research and development costs will increase for the foreseeable future as it continues to invest in research and develop activities to achieve its product roadmap.

Sales and Marketing Expenses

Sales and marketing expenses, which were approximately $1.1 million in 2020 and approximately $1.9 million in 2019, consist primarily of personnel-related costs directly associated with Our sales and marketing activities. Personnel related expenses consist of salaries, benefits, and stock-based compensation. Marketing expenses include the cost of sales commissions, marketing programs, trade shows, consulting services, promotional materials, demonstration equipment and an allocated portion of facility, IT costs and depreciation. Costs in 2020 were less than in 2019 due to COVID-19, reflected in reduction in headcount and salaries and cessation of global travel and trade shows. We expect that our sales and marketing expenses will increase in absolute dollars over time as we hire additional sales and marketing personnel, increase our marketing activities and grow our domestic and international operations.

General and Administrative Expenses

General and administrative expenses, which were approximately $1.1 million in 2020 and approximately $1.2 million in 2019, consist of personnel-related expenses for corporate, executive, finance, and other administrative functions, expenses for outside professional services, including legal, audit and accounting services, as well as expenses for facilities, depreciation, and travel. Personnel related expenses consist of salaries, benefits, and stock-based compensation. The decrease was primarily due to a reduction in personnel related costs resulted from the COVID19 pandemic and actions taken by Israel in response to the pandemic.

We expect our general and administrative expenses to increase for the foreseeable future as we increase the size of our workforce in parallel with the growth of our business, and as a result of the expenses of operating as a public company, including compliance with the rules and regulations of the Securities and Exchange Commission, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Financial Expenses, Net

Financial expenses, net were approximately $0.7 million in 2020 compared to approximately $0.5 million in 2019. The increase was primarily related to revaluation of warrants issued to shareholders, increasing from approximately $0.2 million in 2019 to approximately $1.1 million in 2020, offset by foreign exchange gain from leveraging ILS fluctuations against the US dollar of approximately $0.7 million.

Liquidity and Capital Resources

Prior to our merger with ITAC, we funded our operations primarily from private placements of our equity securities as well as loans, including convertible loans. As a result of the Merger, we received total gross proceeds of approximately $118.3 million out of which the total transaction costs amounted to approximately $16.7 million. The total gross proceeds include the $100 million from the sale of 10,000,000 ordinary shares to PIPE investors at $10.00 per share and $18.3 million, representing the funds remaining in ITAC’s trust account after payment to the redeeming ITAC stockholders. As of December 31, 2021, we had cash and cash equivalents of $100.8 million. Cash equivalents are invested in accordance with our investment policy. Prior to the Merger, our principal sources of liquidity was approximately $70 million of net proceeds received through private placements, invested as an advance on account of issuance of convertible preferred shares (which were issued prior to the Merger) or the exercise of warrants.

In 2019, we received a $5.0 million loan from Kreos Capital VI (Expert Fund) L.P, (“Kreos”). On August 16, 2021, we and our wholly-owned U.S. subsidiary, Arbe Robotics US, Inc., entered into a debenture agreement with Scintilla Fund L.P. (“Scintilla”) pursuant to which, we had the right to withdraw a term loan up to a total of $10.0 million. In August 2021, we borrowed the first tranche of $5.0 million, part of which was used to prepay all outstanding loans to Kreos. We did not borrow any additional funds pursuant to the Scintilla agreement. The loan matures on July 1, 2022, and bears interest at 10% per annum. We paid a $0.25 million facility arrangement fee at the initial closing and we are to pay a fee equal to 4% of the amount borrowed when the note is paid. The loans are secured by a pledge of all of our assets and the agreement contains affirmative, negative and financial covenants. Affirmative covenants include, among other things, the delivery of financial and other information. Negative covenants include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, investments and transactions with affiliates. We are in compliance with all our financial covenants under the agreement.

In November 2021, we issued 801,909 ordinary shares upon exercise of public warrants and received total gross proceeds of approximately $9.2 million.

Cash Flow Summary

The following table summarizes our cash flows for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	2020	2019
Net cash used in operating activities	$(26,416)	(15,285)	(22,559)
Net cash (used in) provided by investing activities	(684)	9,704	(8,537)
Net cash provided by financing activities	125,082	1,532	35,545
Net increase (decrease) in cash and cash equivalents and short-term restricted cash	97,982	(4,049)	4,449

Operating Activities

During the year ended December 31, 2021, operating activities used approximately $26.4 million in cash. The primary factors affecting operating cash flows during this period were net loss of approximately $58.1 million, impacted by non-cash charges of approximately $27.1 million consisting of $24.5 million revaluations of warrants and convertible loan, share-based compensation of approximately $2.3 million as well as depreciation of approximately $0.3 million. Additionally, our working capital has increased by approximately $4.5 million.

During the year ended December 31, 2020, operating activities used approximately $15.3 million in cash. The primary factors affecting operating cash flows during this period were net loss of approximately $15.6 million, impacted by non-cash charges of approximately $1.8 million consisting of revaluation of warrants and share-based compensation of approximately $1.6 million as well as depreciation of approximately $0.2 million. This was partially offset by an increase in working capital of approximately $1.5 million.

During the year ended December 31, 2019, operating activities used approximately $22.6 million in cash. The primary factors affecting operating cash flows during this period were net loss of approximately $25.6 million, impacted by non-cash charges of approximately $3.0 million consisting of revaluation of warrants and share-based compensation of approximately $0.5 million, depreciation of approximately $0.2 million, revaluation of loan of approximately $0.2 million as well as a decrease in working capital of approximately $2.1 million.

Investing Activities

During the year ended December 31, 2021, cash used in investing activities was approximately $0.7 million, which was primarily from cash used to purchase equipment and leasehold improvements of approximately $0.8 million, partially offset by the withdrawals from short term deposit of approximately $0.1 million.

During the year ended December 31, 2020, cash provided by investing activities was approximately $9.7 million, which was primarily from withdrawals of short-term deposit of approximately $9.9 million, partially offset by cash used to purchase equipment and leasehold improvements of approximately $0.2 million.

During the year ended December 31, 2019, cash used by investing activities was approximately $8.5, which was primarily from investment in short-term deposits of approximately $8.3 million, partially offset by cash used to purchase equipment and leasehold improvements of approximately $0.2 million.

Financing Activities

During the year ended December 31, 2021, cash provided by financing activities was approximately $125.1 million, consisting primarily of net proceeds from recapitalization and PIPE offering of approximately $98.6 million, proceeds from exercise of warrants of approximately $12.9 million, proceeds from a convertible loan of approximately $11.3 million and proceeds from short term loan of approximately $4.7 million as well as from issuance and exercise of options of approximately $0.2 million, partially offset by repayment of long-term loan of approximately $2.6 million.

During the year ended December 31, 2020, cash provided by financing activities was approximately $1.5 million, consisting primarily of proceeds from a convertible loan of approximately $1.6 million and proceeds from issuance of convertible preferred shares of approximately $1.2 million as well as from issuance and exercise of warrants and options of approximately $0.3 million, partially offset by repayment of long-term loan of approximately $1.6 million.

During the year ended December 31, 2019, cash provided by financing activities was approximately $35.5 million, consisting primarily of proceeds from issuance of convertible preferred shares of approximately $31.3 million, proceeds from long-term loan of approximately $4.8 million, offset by repayment of long-term loan of approximately $0.6 million.

Funding Requirements

We expect our expenses to increase in 2022, to support our efforts to full production, particularly as we continue and expand our research and development activities, and we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to incur additional costs associated with our operation as a public company. Our costs and our revenue can be impacted by the conditions described in the “Overview” under “Market Trends and Uncertainties” as well as the factors described in Risk Factors, which would affect our requirement for additional funding.

The total gross proceeds from the Merger, including the PIPE financing, were approximately $118.3 million with total transaction costs of approximately $16.7 million.

We also expect to incur additional losses before we receive incremental revenues to offset them. We expect to shift toward profit in coming years. We anticipate the current cash balance together with our revenues will enable us to continue until we are cash flow positive.

Our losses will be driven by:

•        expand production capabilities to bring our chipset to automotive grade production;

•        expand our design, development, installation and servicing capabilities;

•        increase our investment in research and development;

•        increase our sales and marketing activities and develop our distribution infrastructure; and

•        increase our general and administrative expenses to support the growth and public company infrastructure.

In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Debt with Warrants

On February 21, 2019, we entered into an agreement with Kreos pursuant to we took down a term loan of $5.0 million in February 2019 and $2.0 million in November 2019. Pursuant to the loan agreement, we issued to Kreos warrants for the purchase warrants which, in connection with the Recapitalization immediately prior to the closing of the Merger with ITAC became warrants to purchase 227,959 ordinary shares for an aggregate exercise price of $550,000. We consider the loan as a credit facility and since the warrants are transferable separately from the loan, the warrants were classified as freestanding and treated as liability pursuant to ASC 480. As of December 31, 2021 and December 31, 2020, the warrants liability amounted to $1.62 million and $0.4 million respectively. The loan was repaid to Kreos in August 2021.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, which may result in potential losses arising from adverse changes in market rates, such as interest rates, foreign exchange rates and inflation and supply line factors.

Interest Rate Risk

As of December 31, 2021, we had cash and cash equivalents worth of $100.8 million, which consisted of funds held in interest-bearing checking accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of Bank of Israel and the United States Fed Funds rate, affects bank interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on its financial position or results of operations.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Currently most of our revenue is generated in US Dollar while our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, primarily New Israeli Shekel (NIS), US Dollar and Euro to some extent. We have not generated significant revenue to date and we do not believe that foreign currency exchange rates have not had, or currently have, a material effect on our business, but we cannot give any assurance that changes in foreign currency exchange rates will not have a material impact on us.

Adverse Economic Conditions, Inflation and Supply Line Factors

Although we do not believe that our business was adversely affected by inflation prior to 2022, the recent inflationary pressures, combined with supply line delays and shortages of semiconductors, and the effects of the Russian invasion of Ukraine, which exacerbated the already existing inflationary pressures and supply line delays and shortages and have had negative economic effects worldwide and may impair our revenues and margin and our ability to operate profitable. To the extent that inflation, along with supply line delays semiconductor shortages and other negative economic trends, we may incur increased costs in our components as well as from our contract manufacturers, and we may not be able to pass any costs we may incur to our customers and our customers may delay or put on hold any plans they have to develop automotive products that would require our radar. To the extent that we are unable to pass on costs or we are not able to market or products as we plan, our gross margin may be significantly eroded which may result in increased losses during our developmental phase and may impair our ability to operate profitable when we are in full production mode.

BUSINESS

Overview

We are leading a radar revolution with its proprietary 4D Imaging Radar solutions. Using cutting-edge technology, it offers the highest quality radar image on the market allowing truly safe driver-assist systems today while paving the way for fully autonomous driving.

We empower automakers (OEM’s), tier-1 automotive suppliers (automotive module manufacturers), delivery robots, and commercial and industrial vehicles, with next-generation sensing and paradigm-changing perception. Our imaging radar offers higher resolution than any other radar solution in the market and is an essential sensor for Level 2+ and above.

Our proprietary technology offers 4D Imaging Radar solutions that include a radio frequency chipset with the highest channel count in the industry — 2.304, and a ground-breaking radar processor chip, the first processor designed specifically for the performance and power saving requirements of the automotive industry. All coupled with AI-based post-processing capabilities.

Its 4D imaging radar can detect distance, relative speed, angular measurement of objects and their height above the road in any weather or lighting condition in 2K ultra-high resolution in both azimuth and elevation, delivering an image that we believe is X100 more detailed than any other radar on the market. It is also the first radar to empower perception algorithms, a paradigm-changing achievement of free spacing mapping, object tracking and identification and SLAM. 4D is called 4D because it provides a high-resolution long-range radar sensor that not only detects the distance, relative speed, and an angular measurement of objects but also the height of the object above the road

Arbe’s unique solution addresses the core challenges of autonomous vehicle and autopilot driving detect stationary objects — a manhole cover it can drive over or a guardrail it needs to avoid — identify vulnerable road users and eliminate false alarms without radar ambiguities. By complementing camera capabilities to achieve a full sensing environment and redundancy, it addresses all driving scenarios and environment use cases, making its solution a mandatory sensor for vehicles which operate at a Level 2+ autonomy and above. The former relates to a condition where automation systems are integrated though the driver is still required, whereas in the levels above, the higher you go, the more autonomous the vehicle will be, with a Level 5 vehicle being fully autonomous with no driver input.

The Business Combination Agreement and PIPE Investment

On October 7, 2021, we consummated the Merger with ITAC, pursuant to Business Combination Agreement, pursuant to which Merger Sub was merged with and into ITAC, and ITAC became our wholly-owned subsidiary. ITAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Business Combination Agreement with us, ITAC’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Pursuant to the Business Combination Agreement:

•        holders of 3,866,842 shares of ITAC’s common stock remaining after the redemption of 5,813,894 shares, received 3,866,842 ordinary shares;

•        the holders of 7,623,600 of ITAC’s public warrants received public warrants to purchase 7,623,600 ordinary shares; and

•        the holders of 3,112,080 ITAC private warrants received private warrants to purchase 3,112,080 ordinary shares.

Contemporaneously with the execution of the Business Combination Agreement, ITAC and we entered into subscription agreements with investors who, at the closing of the Merger, purchased from us 10,000,000 ordinary shares at a purchase price of $10.00 per share, which generated gross proceeds of $100 million.

Upon completion of the Merger, we had 62,135,453 ordinary shares outstanding, of which 48,268,611 were ordinary shares held by our shareholders prior to the Merger, after giving effect to the recapitalization described below, 10,000,000 were held by the PIPE investors and 3,866,842 were held by the former ITAC shareholders.

The ordinary shares held by our shareholders prior to the Merger, represented 9,489,047 ordinary shares held by our founders and members of our Senior Management and 37,495,279 ordinary shares held by our investors prior to the Merger who invested a total of approximately $70 million in us since inception. Our investors included one of our founders. Since we are a research and development company, the proceeds from our financings were used for research and development and corporate overhead, and we did not make any significant capital expenditure.

Recapitalization and Stock Split

Pursuant to the Recapitalization and in anticipation of the Merger, (i) all of our warrants (other than certain outstanding warrants) were exercised, (ii) all outstanding preferred shares, including preferred shares issued upon exercise of warrants, were converted into ordinary shares in accordance with their terms and our Amended and Restated Articles of Association then in effect, and (iii) the ordinary shares that was outstanding after the exercise and conversion pursuant to clauses (i) and (ii) became and were converted into a total of 48,268,611 ordinary shares.

The recapitalization resulted in a 46.25783-for-one stock split and a change in the par value of the ordinary shares from NIS 0.01 per share to NIS 0.000216 per share effective on October 7, 2021. All share and per share information in this prospectus retroactively reflects the stock split.

Agreements Related to the Merger

In connection with the Merger, in addition to the PIPE Subscription, we and/or ITAC entered into the following agreements:

•        Letter Agreement, which the ITAC sponsor and the insiders entered into on September 8, 2020 in connection with ITAC’s IPO, pursuant to which, among other provisions, (i) the sponsor and the Insiders voted the shares of ITAC common stock owned by them in favor of the Business Combination Agreement and they not redeem any shares of ITAC common stock owned by them, (ii) each of the sponsor and the insiders agrees that it, he or she will not transfer any Founder Shares (or ordinary shares issuable upon conversion thereof) until the earlier of (a) one year after the completion of the Merger, or (b) subsequent to the Merger, (x) if the last sale price of the our ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing of the Merger.

•        Lock-up Agreements, which certain significant and/or insider shareholders, who held a total of 36,330,760 ordinary shares, each entered into with us contemporaneously with the Business Combination Agreement, pursuant to which each such shareholder party thereto agreed not to, during the period commencing from the Closing and ending one year from the Closing (subject to early release if the closing price of our ordinary shares equals or exceeds $12.00 per share for any 20 out of 30 trading days and also subject to early release if we consummate a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of our shareholders having the right to exchange their equity interest in us for cash, securities or other property): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

•        Founder Lock-Up Agreement, which the sponsor and we entered into contemporaneously with the Business Combination Agreement pursuant to which the sponsor agreed to certain enhanced price-based lock-up restrictions (the “Enhanced Lock-up Restrictions”) with respect to the ordinary shares that it received in exchange its 1,905,900 shares of Class B common stock of ITAC that it held, which were the Founder Shares. Specifically, 952,950 ordinary shares became fully vested upon completion of the Merger and will not be subject to any enhanced lock-up restrictions (but will continue to be subject to the restrictions set forth in the Letter Agreement). The remaining 952,950 ordinary shares owned by the Sponsor are subject to the following post-Closing lock-up restrictions for a period of up to three years following the Closing Date: (i) 50% of the Price Based Lock-Up Shares will vest and no longer be subject to the Enhanced Lock-Up Restrictions if, at any time during such three-year period, the volume weighted average price (as defined below) of the ordinary shares for 20 consecutive trading days on the primary exchange on which such securities are then listed or quoted (the “20-Day VWAP”) equals or exceeds $12.50 per share (subject to equitable adjustment); and (ii) the remaining Price Based Lock-Up Shares will vest and no longer be subject to the Enhanced Lock-Up Restrictions if, at any time during the Enhanced Lock-Up Period, the 20-Day VWAP of our ordinary shares equals or exceeds $15.00 per share (subject to equitable adjustment). In the event that all Price Based Lock-Up Shares have not become vested during the three years following the Closing in accordance with the provisions described above, all such remaining Price Based Lock-Up Shares will be deemed vested and released from the Enhanced Lock-Up Restrictions on the first day following the end of the three-year period. The Price Based Lock-Up Shares are also subject to early release if during the Enhanced Lock-Up Period, we are subject to a going private transaction, our ordinary shares cease to be listed on a national securities exchange or with respect to certain mergers, equity sales or asset sales by us after the Closing that result in a change of control of control of us.

•        Amendment to Registration Rights Agreement, which we and the Sponsor entered into contemporaneously with the Business Combination Agreement, pursuant to which we assumed ITAC’s obligations to register the Sponsor’s ordinary shares issued with respect to the Founder Shares held by the Sponsor pursuant to the registration rights agreement dated September 8, 2020, between the Sponsor and ITAC.

The descriptions of the Business Combination Agreement and the other agreements described above are intended to be summaries of the terms of the agreements described, do not purport to be complete and are qualified in their entirety by reference to the terms of the agreements, which are filed as exhibits the registration statement of which this prospectus forms a part.

Our Status as a Foreign Private Issuer under the Exchange Act

We are a “foreign private issuer” under SEC rules. Consequently, for as long as we continue to meet such qualification, we will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. We are required to file, and we filed, our 20-F annual report for the year ending December 31, 2021. In addition, we will furnish reports on Form 6-K to the SEC regarding certain information that is distributed or required to be distributed by us to its shareholders.

Based on such foreign private issuer status, under existing rules and regulations, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. We will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, our officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of ordinary shares.

Despite our initial exemption due to our foreign private issuer status, we nevertheless currently expect to issue interim quarterly financial information publicly and to furnish them to the SEC on Form 6-K.

Our Status as an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We are a non-accelerated filer, which is a company that has either a public float of less the $75 million or a public float from $75 million to less than $700 million and annual revenues of less than $100 million. As long as we remain either an emerging growth company or a non-accelerated filer, we will be exempt from the auditor attestation requirement. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which our total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References to “emerging growth company” in this prospectus have the meaning associated with that term in the JOBS Act.

Effect of COVID-19

During 2020, the spread of COVID-19 and the actions taken by governments have had an impact on the automotive industry, which at first resulted in a reduced demand but then experienced a significant increase in demand for vehicle production and sales, which caused a chip shortage. As a result, some automotive factories were shut down at the beginning of this period, and some projects were placed on hold or cancelled. In addition, travel restrictions, remote work guidelines, limitations on face-to-face meetings, COVID-19 isolations and sick days, required us to change our work methods and adjust. We believe we managed to maintain our progress, relaying on new work methods and on our relationships such as our supply relationship with GlobalFoundries to stay on track.

Recently, several provinces and municipalities in China experienced a lockdown as a result of potential spread of increased COVID 19 infections from the Omicron and a subvariant of Omicron which could affect our business with Chinese automobile companies and Chinese suppliers. We cannot assure you that China or other countries will not experience further lockdowns.

The extent of the impact of the pandemic on our operational and financial performance in 2022 will depend on various future developments, including the duration and spread of future COVID-19 outbreaks, including the impact of the subvariant of the Omicron variant, which may spread faster than the original Omicron variant which has had impacted Asia and Europe and may impact other countries, including Israel and the United States. These outbreaks impact our customers, suppliers, and employees. These factors related to COVID-19 are beyond our knowledge and control and, as a result, at this time, we are unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on our business, operating results, cash flows and financial condition.

Our Organization

We are an Israeli corporation founded on November 4, 2015. The mailing address for our principal executive office is 10 HaHashmonaim St 107, Tel Aviv-Yafo, Israel. Our telephone number is +972-73-7969804, ext. 200. Our website is https://arberobotics.com/. Information contained on, or that can be accessed through, our website or any other website is expressly not incorporated by reference into and is not a part of this prospectus.

Our Radar Systems

Our unique solution addresses the core issues that have caused the recent autonomous vehicle and autopilot accidents such as detecting stationary objects, identifying vulnerable road users, and eliminating false alarms without radar ambiguities. Addressing all driving scenarios and environment use cases makes our solution a mandatory sensor for vehicles which operate at a Level 2 and higher autonomy. Vehicles that are Level 2 are vehicles which includes integrated automation systems, where the driver is still required to control and monitor the environment at all times. The higher the level, the more autonomous the vehicle, with a Level 5 vehicle being fully autonomous with no driver input.

We are a semiconductor company developing advanced radar solutions, which are mainly intended to be used in Advanced Driver Assistance Systems (“ADAS”) and autonomous vehicles’ sensor suites as well as a wide array of safety applications with advanced sensing and paradigm changing perception.

The target market for our chipsets are automotive module manufacturers called Tier 1 automotive suppliers, and automotive manufacturers (OEMs) worldwide. Additionally, alongside these potential customers, there is a large target market for non-vehicle radar technology.

Our chipset solution includes three types of chips: transmitter (Tx), receiver (Rx) and processor, which together are referred to as our \radar chipset” or the “chipset.” We believe our radar chipset solution is a first of its kind, capable of high-resolution sensing “in four dimensions” and producing tens of thousands of detections per frame with a point cloud density that is unparalleled to any other radar solution on the market. The chipset distinguishes itself through its improved ability to support multi-channel processing — up to 2,304 virtual channels (through a combination of up to two transmitters (24 channels each) and up to four receivers (12 channels each)). By comparison, other current-generation radar systems presently utilize 12 channels, while in-development systems announced by our competitors are expected to utilize 192 channels.

Based on our advanced technology, our radar chipset solution is capable of sensing the vehicle environment, at long ranges and with a wide field of vision, at a rate of 30 frames per second, allowing it to produce a reliable ultra-high definition image, under all weather and lighting conditions, with great precision, while minimizing the likelihood of a false alarm. Information about the environment is detected by radar sensors installed on the vehicle. This data is translated in the chipset, by an advanced proprietary algorithms into a 4D image — range, radial velocity, azimuth and elevation — at ultra-high resolution, which is an input to the perception algorithm, sensor fusion and in the vehicle control, to allow autonomic braking in any conditions, to enable safe adaptive cruise control, lane-change assist, and many other advanced features, scaling up with the industry’s evolution towards full autonomous driving.

In the first quarter of 2022, we launched a new RF chipset, with the final production configuration, which we believe delivers the best radar image quality on the market, with long range sensing and high sensitivity, while reducing power consumption significantly.

As of the date of this prospectus, we are working with five tier-1s who are building production radars based on our chipset, including Valeo, Weifu, Hirain, and Qamcom and a leading radar player that has commenced design in Q4 2021. Over 30 evaluation projects, and we’re short listed as a result with 17 OEM, robotaxis, delivery robots, and autonomous trucks projects. Our Imaging Radar was selected by AutoX to enable their fully autonomous robotaxi fleet. We were selected for a pre-production project with a Top 5 global OEM, which is progressing towards selection in 2022. A Top 10 global OEM selected us for an “Imaging Radar — based perception” project. BAIC Group have announced that our technology will be installed on their mass-produced Level 2+ / Level 3 models. Our solution was also selected for a smart mobility project. Our solution is constantly evaluated in field trials, including day and night travel, in variable weather and lighting conditions. The trials, thus far, have revealed superior and promising performance: Our radar chipset solution has accurately identified the objects in the environment, mapping each object separately and distinguishing between vehicles, vulnerable road users (pedestrians, animals, cyclists, motorcyclists) and objects and obstacles along the way. Based on the sensing of the environment created by the chipset at any given moment, the radar system can alert the vehicle central computer unit, allowing the driver assistance system to take control of the car, and activate safety applications such as emergency braking and lane control assist, or to activate autonomous control functions to avoid the danger.

We are currently focusing, and are primarily devoting our resources, to the use of our radar chip solution in the automotive industry. However, the technology is also integrated into other fields, and we are collaborating with other companies to generate business in non-automotive markets, such as autonomous ground vehicles and delivery robots, heavy machinery and intelligent traffic systems.

Our radar chipset solution is designed to integrate into the radar systems of next-generation ADAS in autonomous vehicles of all levels of autonomous driving, thanks in part to its ability to accurately scan an increased range of the environment (of more than 300 meters) in a wide field of view, while optimizing costs and power-consumption, without its functionality being impaired by interference from other radar systems in the environment. The system maintains efficacy under conditions of low signal-to-noise ratio (“SNR”) and in multi-object scenarios (conditions under which alternative technologies struggle to provide effective solutions) — both in respect of false positives (error category I) and false negatives (error category II).

We believe that our chipset solves some of the challenges facing current-generation radar systems, by providing a system that enables:

•        Increased resolution and improved capacity to differentiate between adjacent objects;

•        Enhanced recognition of stationary objects;

•        Developed capacity to produce a high-resolution image;

•        Compliance with the standards required for installation in Level 2 and higher autonomous vehicles;

•        Reduction of false alarms;

•        Developed capacity to process the huge volumes of data generated when scanning an environment in four dimensions in real-time;

•        Reducing mutual interference between radars that operate in the environment simultaneously; and

•        Reduced energy consumption.

The technology on which the chipset is based, allows for localization and tracking, using SLAM (Simultaneous Localization and Mapping) and real-time decision-making. Our radar chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving.

The following chart3 shows the number of radar sensors, cameras and LiDAR units in vehicles with different levels of autonomy. As the level of autonomy increases, the number of radar sensors and cameras increases. LiDAR units are not expected to be included in any vehicle with an autonomy level less than 3. The number of radar sensors is a function of the autonomy level of the vehicle.

Recognizing the different levels of innovation and autonomy and the need to standardize the approaches across the spectrum of possibilities for the sake of safety, the Society of Automotive Engineers (SAE) has developed and defined six levels of automation for autonomous vehicles: Level 0 through Level 5. These levels have been adopted by the U.S. Department of Transportation. These levels are:

Level 0 — No Automation: A vehicle that is fully controlled by a driver.

Level 1 — Driver Assistance: A vehicle controlled by the driver, featuring minimal autonomous control components, designed to assist the driver. For example: a button that when pressed, keeps the vehicle at a constant speed, parking assistance or staying inside a lane.

Level 2 — Partial Automation: A vehicle that includes integrated automation systems, where the driver is still required to control and monitor the environment at all times. For example: A system capable of detecting lanes and driving independently (cruise control) but alerts the driver to emergencies (driver involvement is required to operate the steering wheel and brakes). The industry refers to a level that was not originally recognized by the SAE, Level 2+, which adds in surround perception and AI to improve the safety and convenience of human-driven vehicles. While the driver is still responsible for the car, the platform can perform automated maneuvers for a more seamless driving experience — such as making highway entrances and exits, lane changes and merges.

____________

3        NXP Automotive Radar Teach In, August 26, 2020

Level 3 — Conditional Automation: Requires the presence of a driver behind the wheel, but the driver is not required to monitor the environment. The driver must be prepared to seize control of the vehicle at any given time upon receipt of an alert. For example: The driver can press the control button and be relieved of the need to monitor the route (and can attend to other matters during this time), but the driver’s presence and alertness are still essential. At this level, the vehicle can be used as an autonomous vehicle only when road and weather conditions allow it.

Level 4 — High Automation: The vehicle is capable of performing all driving functions under certain conditions. The driver has the option of taking over control of the vehicle.

Level 5 — Full Automation: The vehicle is capable of performing all driving functions under all conditions.

Pictured below is our Radar Development Platform (“A Sample” in automotive terminology), and below the picture is an infographic of the specifications.

The dimensions of radar systems based on our radar chipset, and the projected affordable price point are expected to facilitate its integration into mass production.

We estimate that we will be able to offer our radar chipset solution is commercial quantities in 2022; however, such schedule is based on our completing the chipset development and making our product suitable as a commercial product. We can give no assurance that we will be able to sell the radar chipset solution in commercial quantities or that we will be able to have manufacturing facilities available to manufacture the chipsets in such quantities.

Market Outlook

The automotive industry is increasingly harnessing sophisticated technologies in its push to develop and enhance safety and introduce autonomous driving vehicles. The leading technologies are based primarily on cameras, LiDar units and radar units, combined with data processing based on complex algorithms. The various technologies differ from each other in their features.

Significant investment and rapid growth in this industry are being driven by the need to assure human safety and the potential recapture of drivers’ time. Given the stakes involved in commercializing autonomous driving vehicles, the technologies and products needed for autonomous driving require long development and validation cycles and must ensure safety prior to commercial deployment.

The primary market for the chip-based imaging radar systems developed by us is the global automotive market. This market has enjoyed stable growth in recent years. In 2020, the automotive market experienced significant slowdown following the spread of the coronavirus pandemic (COVID-19) and the steps taken by governments worldwide to address the pandemic. The industry has begun to recover, and from the third quarter of 2020 through 2021, automakers around the world have seen rapid (and in some cases, record) levels of production. However, as a result of the COVID-19 pandemic and actions taken by governments and businesses, the industry faced chip shortage. The semiconductor chip shortage is affecting both production and revenue of the global automotive industry. We anticipate that this shortage and its effects on production will continue into 2022 before supply catches up with demand, which the industry expects will be in 2023.

In the last decade, the world’s leading car manufacturers have begun to incorporate advanced automation systems in vehicles, aiming to assist the driver and even control certain driving functions. The vision for the future is that within several years, the technology would enable production of autonomous vehicles that support driverless vehicles, including development of unmanned shuttle services (robotic taxis) that would complement traditional public transport services. The vision of a fully autonomous vehicle (driverless) is seen as a potential solution for reducing the number of traffic accidents (due to the elimination of the “human element” from the equation), and as an incentive to create innovative autonomous vehicle-sharing services that will lead to the public foregoing the purchase of private vehicles, to reduce the problem of traffic congestion, and to potentially significantly reduce fuel consumption and air pollution.

According to a forecast by YOLE4, a decrease (to the point of a complete halt) in the sales of vehicles without automation (Level 0) is expected in the coming decade, and in subsequent decades, a decrease in sales vehicles of Level 1 and Level 2 automation is also expected. A growth trend is expected in the sales volumes of Level 2+, Level 2++, Level 3, Level 4 and Level 5 vehicles, along with growth in the sales volumes of robotic vehicles.

* Source: Yole, The Radar Industry is Entering its Commercial Era, June 2020.

____________

4        https://www.electronicproducts.com/automotive-radar-and-lidar-sensors-one-masterpiece-and-another-in-the-making/#

Driver assistance systems include advanced automation functions (based on camera and radar) designed to reduce the risk of traffic accidents, alert the driver to obstacles on the road, and even take control of the vehicle under certain conditions. The ADAS category includes the following systems, among others:

(a)     Distance maintenance system — designed to warn of a collision with a vehicle ahead or behind, by alerting the driver of imminent danger and flagging the need to take preventive action. This type of system may be an effective tool to compensate for the driver’s lack of concentration or distraction while driving.

(b)     Lane departure control system — designed to alert the driver when veering off a lane without signaling.

(c)     Autonomous braking system — designed to operate the brake system autonomously, or increase their power when identifying risk of harm to road users (pedestrians, cyclists, vehicles, etc.).

In recent years, automakers have been installing ADAS such as those mentioned above as standard features in many vehicle models, and these systems have also been installed electively by vehicle owners. In many cases, automakers choose to integrate ADAS based on several technologies simultaneously (radar and cameras), and it is likely that this trend of integrating technologies into vehicles will continue in the coming years.

Alongside development and production of current-generation ADAS, there has been accelerated development of advanced technology of next-generation systems, designed to support autonomous driving, in preparation for manufacture of Level 3 and Level 4 autonomous vehicles, and indeed for the future development of fully self-driving Level 5 autonomous vehicles.

ADAS based on radar technology holds a central position in the ADAS category. This type of technology is installed in Adaptive Cruise Control (ACC) systems, Blind Spot Detection (BSD) systems, Forward Collision Warning (FCW) systems, Intelligent Park Assis systems, among others.

According to the IDTechEx Research5 forecast, total radar-system sales for Level 2 or higher autonomous vehicles is expected to grow from 55 million units in 2019 to 223 million units in 2030 and 400 million units in 2040. More specifically, by 2025, sales of Level 1 and Level 2 vehicle radar systems is expected to grow, whereas in the following years, Level 3, Level 4, and Level 5 radar systems are expected to grow and gradually take over most of the market.

Growth Strategies

Our growth strategies include the following:

•        Expand Tier 1 and OEM relationships.    We intend to continue and expand our cooperation with Tier 1 manufacturers and OEMs conducting trials and field tests for the purpose of incorporating our chipsets in radar systems that are developed by the Tier 1 automotive suppliers. The direct relationship with the OEMs is to enhance the understanding for the need for an imaging radar also within the OEMs and conducting trials and field tests and developing algorithms that utilize the benefits of such radar.

•        Capitalize on Trend Towards Autonomous Vehicles:    A projected increased demand for autonomous vehicles and the transition to mass production of Level 2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in our field of activity.

•        Capitalize on Regulatory Changes.    We believe that our existing infrastructure positions us well to capitalize on regulatory changes pertaining to required installation of traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that we are developing.

•        Capitalize on Economic Incentives.    We anticipate that insurance companies will require the installation of radar systems as a condition for issuing insurance policies or for obtaining favorable rates for insurance, which we expect will increase the demand for our products. Other private parties may also impose requirements for radar systems, which would similarly heighten demand for our products.

____________

5        IDTechEx Research – May 2020

•        Expand Product Applications.    Our activities are presently mainly focused on chipsets for vehicle radars systems. However, the technology developed by us (originally intended to facilitate drone monitoring and control) may also be used for other non-automotive target markets (to be understood in this context as all markets that are not mass-produced cars) which we are approaching, such as autonomous ground vehicles, robots; agricultural tools; automation for industry and factories; smart traffic systems; train junctions; heavy transportation and heavy machinery. In the future, we intend to consider developing new products based on our technology such as consumer electronics and Internet of Things (IoT); biotech and medical fields.

•        Expand Customers.    We added five new customer engagements in the first quarter of 2022 including OEMs who are leaders in Level 2+ passenger vehicle design and new mobility players focusing on Level 4 applications

Tier-1s submitted five RFPs and RFQs with our chipset to major OEMs, committing to supply the customer with potential volumes of 400,000 systems to 1 million systems per year

•        Expand Product.    We introduced the addition of Free Space Mapping to our revolutionary imaging radar perception stack at the CES trade show in January 2022.

We launched a new RF chipset, with the final production configuration, which we believe delivers the best radar image quality on the market, with long range sensing and high sensitivity, while reducing power consumption significantly

Sales and Marketing

In light of the proven ability of technological systems to reduce the risk of traffic accidents, authorities, organizations and governments around the world have established regulations that require the installation of ADAS in certain vehicles. For instance, in 2018, the U.S. National Highway Traffic Safety Administration (NHTSA) required the installation of a rear-view system in private vehicles, and in 2015 the Israeli government approved incentives for vehicle owners to install life-saving safety systems (including a lane departure warning, frontal distance monitoring and pedestrian identification). According to a market study published in August 20196, the global ADAS market was estimated at $39 billion in 2018 and is expected to grow to around $190 billion by 2026, at an annual growth rate of around 21%. Another market study, published by Markets and Markets7, estimates the global ADAS market in 2020 at $27 billion, projecting it to grow to around $75 billion by 2030, at a compound annual growth rate of approximately 12%. Despite discrepancies in the estimated scope of the market (due to varying research methodologies), it appears that there is unanimity among the research bodies that the ADAS market is expected to grow in the coming years, due in part to mandatory safety regulations, increased demand for Advanced Driver Assistance Systems, and continued development of (partially or fully) autonomous vehicles.

The European New Car Assessment Program, otherwise referred to as NCAP, rates vehicles by safety features. The rating system has been successful at influencing consumers to make vehicle purchases based on how high the NCAP rating is, making safety a priority for consumers. The mission of NCAP is “Vision Zero” to eventually have zero accidents or fatalities on the road, with this vision, automotive technology companies and automakers are looking for technologies that will enable them to develop more safety features that can predict and prevent car accidents before they happen. Vision Zero will require that all vehicles shift from passively protecting individuals to actively protecting them — both in the vehicle as well as outside the car.

Our marketing strategy is primarily targeted at Tier 1 manufacturers, with the aim of fostering cooperation with the Tier 1 manufacturers to integrate our radar chipsets into the radar systems that Tier 1 manufacturers will sell to OEMs. Our sales and marketing team continues to focus on expanding its relationships with OEMs and Tier-1 suppliers and seeks to leverage its existing relationships to expand its market to other industries. We are considered a Tier-2 Automotive supplier because we sell our product to Tier-1 companies that then integrate our product into the overall system supplied to the OEMs. Our business model of being a Tier-2 supplier that subcontracts its manufacturing, together with its market leadership, results in an advantageous cost structure that requires minimal sales and marketing expenses with respect to OEMs. We are taking marketing steps intended to position us as a leading company in

____________

6        by Allied Market Research – https://www.alliedmarketresearch.com/ADAS-market

7        https://www.marketsandmarkets.com/Market-Reports/driver-assistance-systems-market-1201.html research and development of chip technology for next-generation imaging radar systems in autonomous vehicles. Marketing is directed by the vice president of marketing who works from our headquarters in Israel, and by the chief business officer who works in the United States, and the vice president of sales.

The marketing strategies employed include participation in industry conferences, public relations publications, issuing newsletters and proactive inquiries to potential customers. We leverage a variety of channels to reach prospects which include organic and paid social media activity, joint events, webinars and media and analyst relations.

As part of our marketing program, our radar solution is available on the open NVIDIA DRIVE platform. NVIDIA DRIVE is a scalable, software-defined, end-to-end AI platform for the transportation industry and companies around the world, including auto- and truck makers, Tier 1 automotive suppliers, robotaxis, sensor and mapping companies and autonomous vehicle startups are developing on NVIDIA DRIVE.

Material Agreements

We are party to certain agreements that we believe are important to our business. Some of these agreements are memoranda of understanding, with a definitive agreement to be negotiated in the future. We can give no assurance that these memoranda of understanding will develop into agreement or will generate significant, if any, revenue for us. Further, our ability to generate revenue from any of these agreements is dependent upon our ability to develop and deliver products that meet the customer’s requirement, as to which no assurance can be given.

Strategic Agreements

We are a party to strategic agreements which generated revenue of $1.9 million for the year ended December 31, 2021. These agreements did not generate any revenue for the year ended December 31, 2020.

Our business development strategy is based primarily on cooperation with Tier 1 automotive manufacturers to integrate our radar chipset into the radar systems manufactured by the Tier 1 manufacturers, which will ultimately be sold by the Tier 1 manufacturers to the OEMs. We are party to strategic agreements with Tier 1 automotive manufacturers, as follows:

Valeo

On June 25, 2018, we entered into an agreement with Valeo Schalter und Sensoren GmbH (“Valeo”), a Tier 1 manufacturer based in Europe, under an agreement pursuant to which we granted Valeo a license to perform tests for our radar chipset. On August 3, 2018, we entered into a memorandum of understanding with Valeo, pursuant to which the parties will cooperate in the development of radar systems and jointly submit proposals for the provision of systems in Request for Quotation (RFQ) or Request for Information (RFI) procedures with potential customers. We and Valeo received a grant from the European Union for a radar demo project using our radar chipset in Ford’s truck fleet.

Valeo was awarded an RFQ from a global OEM for the development of next generation radar systems based on our radar chipset. According to the RFQ, Valeo received payment for non-recurring engineering expenses which was followed by a purchase order to us for our services.

Weifu

On January 15, 2019, we entered into an agreement with Weifu High-Technology Group Co., Ltd (hereinafter: “Weifu”), a Tier 1 automotive manufacturer in China, pursuant to which we granted Weifu a license to perform tests for our radar sample. On January 8, 2020, we entered into an agreement with Weifu pursuant to which Weifu will develop and manufacture vehicle radar systems based on our radar chips. The agreement with Weifu included, inter alia, a commitment by Weifu to pay us for chipset costs, support in development, system design and documentation. On December 18, 2020, we and Weifu expanded the joint project and agreed to increase the scope of the project for an additional fee. The agreement also stipulated the price that Weifu will pay to buy the chips during the mass production phase. Weifu is in the process of developing radar systems based on our rdar chips, and has begun performing demos to OEMs in China, using a sample provided by us. On February 10, 2021, we and Weifu signed an agreement for the sale of 50 of our chipsets. Weifu announced it reached a road pilot phase of our chipset based radar systems and is scheduled to be in full production by the end of 2022. As of March 2022, Weifu has placed an order for 780 chipsets to further along the development process.

Hirain

On March 1, 2020, we entered into a memorandum of understanding with Hirain Technologies, a Tier 1 automotive manufacturer in China, pursuant to which Hirain will develop and manufacture radar systems for vehicles based on our radar chips, backed by funding from a bi-national Israel-China research foundation (Beijing). Alongside the memorandum of understanding, on August 19, 2020, a distribution agreement was signed between the parties, granting Hirain the right to sell our demo systems to its customers in China. Effective March 1, 2021, we and Hirain entered into an agreement under which Hirain will develop and manufacture automotive radar systems based on our radar chipset. The agreement with Hirain included, inter alia, a commitment by Hirain to pay us for chipset costs, support in development, system design and documentation.

BAIC

On July 1, 2019, we entered into a memorandum of understanding with BAIC Group Industrial Investment Co. Ltd., an auto manufacturer based in China, pursuant to which the parties shall cooperate for achieving various aims and objectives relating to the design, development and commercialization of 4D imaging radar chipsets based for China automotive industry. BAIC Group’s Deputy General Manager announced that our technology will be installed on its mass-produced models

Ordering samples — OEMs, Tier 1 manufacturers

As of March 2022, we have received orders from OEMs, Tier 1 manufacturers and other companies who seek to take advantage of the market opportunity to purchase from us A samples, which are systems for the purpose of testing capabilities and development. The agreements grant the right of use to the recipients of the samples while safeguarding our intellectual property and limiting our liability. The volume of revenue for selling samples is not significant.

In October 2021, we were chosen by a European OEM to participate in its artificial intelligence based technologies for environment perception (radar sensors) innovation project, although the revenue from this project is not significant. Being chose to participate in the project does not guarantee that we will receive a production agreement, and, if the parties enter into a production agreement, such an agreement will not be signed in the near future.

Chips for non-automotive radar systems

Qamcom

On October 16, 2020, we entered into an agreement with Qamcom Research & Technology AB (“Qamcom”), which set out principles of cooperation between the parties for the development of radar systems based on our radar chips, for non-automotive target markets, such as delivery robots, agricultural tools, smart traffic lights, train junctions, and other markets.

On January 11, 2021, we entered into a strategic agreement with Qamcom under which Qamcom will develop and manufacture imaging radars based on our chipset to be used in the non-automotive market. The agreement with Qamcom included, inter alia, a commitment by Qamcom to pay us for the chipset cost and portion of the module hardware cost, for the receipt of support in development, system design and documentation. As of March 2022, Qamcom has ordered more than 1,000 chipsets as part of this joint development activity.

Auto X

On April 7, 2021, we entered into a strategic agreement with Shenzhen Guodong Smart Driving Technologies Co. Ltd (“Auto X”) under which AutoX agreed to integrate 400,000 radars based on our chipset into L4 vehicles, over a period of five years provided that the product and support from us to develop the AutoX radar meet the requirement of AutoX.

Research and Development

We were founded as a research and development company, developing microchips for miniature radar systems for companies operating drone fleets, with the aim of providing a technological solution that would enable the drone to detect at high speeds and improved resolution various obstacles, using little electrical power. Once the drone technology was developed, we decided to change the focus of its strategy and research and development to the field of chips for radar systems for autonomous vehicles.

Our research and development activities are carried out in Israel. We have received Israel Innovation Authority (“IIA”) grant approval for certain approved programs. We received grants from IIA and the European Community that, as of the May 31, 2022, amount to approximately $4.4 million, based on the exchange rate when the grants were received. We are obligated to pay royalties to the IIA, amounting to 3% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products.

Our principal operating expenses are research and development expenses, which were approximately $28.6 million and $12.8 million for the years ended December 31, 2021 and 2020, respectively. Our research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software. The increase in research and development expenses reflected the ramp up in our operations, including hiring and starting work toward its full production plan. The expenses for the year ended December 31, 2020 reflect the COVID-19 pandemic and steps taken by company including salary reduction, termination of employment of employees, hiring freeze, termination and renegotiation of agreements with subcontractors and delay in some research and development programs such as the postponement of production its chipsets. The pandemic delayed projects with Tier 1 automotive suppliers and OEMs by an estimated six months. By the end 2020, we saw that the automotive industry was starting to become normal, based on its indications from the Tier 1 automotive suppliers and OEMs with which we had been working before the pandemic.

Intellectual Property

Our intellectual property is a crucial part of our business. Our radar chipset solution is based on singular technology (patent pending in Israel, the United States, Europe and China) that can produce a detailed and accurate image of the vehicle environment.

We filed applications for 14 patents covering a wide range of fields that include signal processing, integrated circuit design, package design, antenna design, post-processing methods and algorithms, and system design. We filed these applications in jurisdictions that we believe are the main automotive markets and development centers around the world, principally the United States, the European Union and China. If patents are granted, the patents generally have a term of 20 years from the filing date. We received an issue notification from the United States Patent and Trademark Office that the first patent that was filed by us, a patent for a radar-based system and method for real-time simultaneous localization and mapping, known as SLAM, was issued.

Unpatented trade secrets are an important aspect of our business. We rely upon a combination of protections afforded to owners of patents, designs, and trade secrets, along with employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect its intellectual property rights.

Competition

The market for competitive automotive sensing solutions that enable autonomous driving is an emerging one with many potential applications in the development stage. As a result, we face competition from a range of companies (from large corporations to start-ups) seeking to have their products incorporated into these developing applications and it may take a period of time for its primary competitors to emerge.

The ADAS market is formed of Tier 1 manufacturers which manufacture radar systems, as well as companies that develop and manufacture software and hardware such as chips and sensors for the radar systems, which are called Tier 2 supplier. We are a Tier 2 supplier, which has its products manufactured by a third-party manufacturer. As a Tier 2 supplier, we supply imaging radar chipset to Tier 1 manufacturers who are building imaging radar systems and to OEMs.

We believe that the following strengths differentiate us and will enable us to successfully compete and maintain our leadership position in our target markets.

•        Technology.    Our 4D imaging radar technology brings the fundamental leap required to achieve true radar imaging capabilities to the level that it can be used as a primary sensor for perception in tandem with cameras and optionally LiDAR. Our technology addresses the key challenges in the automotive radar domain while maintaining competitive size, power and cost for the Level 2+, Level 3 and Level 4 massmarket, for high-density, high-resolution RF front-end, through cutting-edge algorithms to effectively utilize the radar and the powerful radar processing unit required to run the radar. We believe our technology will bringing safety and autonomy to the mass-market in all weather and all lighting conditions with redundancy at a reasonable cost.

•        Cost and Energy Efficient High-Performance Radar Solutions.    Tier-1 manufacturers and automakers are extremely sensitive to the cost of any component in the vehicle, and especially to relatively highly-priced individual components such as radar sensors. They demand competitive prices and put significant weight on this parameter when deciding on vendors. We expect that our products will be competitively priced as a result of mass production. We believe that our price will be competitive in the performance category, and offers better performance.

•        Global Coverage and Large Ecosystem.    Our products are marketed worldwide and amenable to implementation globally.

•        Significant Validation from Leading Companies in the industry.    Our progress has garnered the attention of major companies in the industry.

•        Automotive grade development and production.    Vehicle components, particularly parts of the autonomous vehicle driving technology system, are required to have a high functional safety grade. Achieving compliance with functional safety standards, is a time-consuming and labor-intensive process that requires significant cooperation with automotive grade industry participants, such as Tier-1 suppliers and automobile manufacturers. Since 2018, we have worked closely with leading Tier-1 suppliers such as Valeo, HiRain and Weifu, to develop a radar solution that meets these rigorous requirements. This process has included continuous and extensive product-safety auditing. As a result of its close work with these Tier 1 automotive suppliers, we have developed rigorous safety and quality expertise. We believe that this experience provides us with a competitive advantage in marketing against companies that have not worked with Tier 1 automotive suppliers in the development of their product.

•        Relationships with multiple Tier-1 suppliers enable market penetration.    OEMs design their future models and vehicles several years in advance and often then freeze the design in order to produce and deliver the vehicles on time. Therefore, designs for mass-production Level 3 and Level 4 consumer car programs expected in 2023 – 2025 are being decided in 2020 – 2022. Radar solutions that will be candidates for inclusion in these programs must go through the process of automotive-grade manufacturing and audit by the OEMs and Tier-1 suppliers. We believe that our experience working with Tier 1 automotive suppliers and OEMs places us in a better position to market to the next generation of autonomous vehicles.

Our chipset has the highest channel count in the industry, which provides the highest resolutions, true 4-dimensional view of the vehicle’s environment, including separation in high resolution in elevation, an industry first. In addition, our dedicated radar processor chip, which was designed specifically for the automotive industry sets it apart from competition, providing not only fast time to market, but more importantly the ability to reduce power consumption, and overall solution cost.

The following chart compares the performance of radar chipset, to our chipset:

While Texas Instruments, NXP and Infineon offer a low-resolution radar chip of 3Rx * 4Tx, without a dedicated processor for current generation radars, some other companies are targeting the imaging radar space with high resolution radar chipsets.

Uhnder

Uhnder, a Texas-based radar company backed by Magna, develops digital radar-on-a-chip. It has designed a single-chip radar with 12Rx * 16Tx (vs. our 48Rx * 48Tx). The company expects to reach production in 2022. Their radar is based on phase modulated continuous wave (PMCW) modulation, not the standard frequency modulated continuous wave (FMCW), which we believe complicates system design, increases cost, and damages the solution’s dynamic range. Since PMCW is now generally accepted in the automotive market, we believe that most of the recent activity by Uhnder being based on FMCW suggests to us that it may be focusing on non-automotive markets.

Echodyne

Echodyne powers high-performance metamaterials electronically scanned array radars, a concept that we believe does not fit the requirements of automotive industry, scanning by design create a tradeoff between Doppler resolution, azimuth resolution and update rate, which we believe is unacceptable in automotive, which requires all three in parallel. Due to the higher price of the metamaterial technology, Echodyne does not target the automotive industry, but defence force vehicles, security systems, and unmanned aerial and ground vehicles.

Mobileye

Mobileye announced that it is developing a radar with the same channel count as we have — 2,304 virtual channels. We believe this announcement is significant to the automotive market in acknowledging Mobileye’s view that the 4D imagine radar as the superior perception solution. The Mobileye radar system is planned to complete production in 2025, placing Mobileye three years behind us. We believe that Mobileye plans to play the role of the Tier 1 automotive supplier, and compete with our customers, who are the leading automotive radar Tier 1s, with years of experience in this space. We believe, based on the specification Mobileye published, that our current chipset has better performance, price and power and that using our radar chipset solution would better meet the needs of the developing autonomous vehicle market.

We believe that our technology offers advanced radar performance at an affordable price. The illustration below provides a comparison of the leading radar systems channel count and prices.

Price & Performance vs. Competitors
arbe
+ Tier 1s
2304
($150)
arbe
288
($100)
TIER 1A
48 ($95)
TIER 1B
48 ($160)
TIER 1C
192 ($190)
TIER 1D
192 ($220)
2000+
<500
Channels
$0
Price
$250

Current Generation Radars

Traditional radar systems have 5-degree (or worse) resolution. Due to their low azimuth resolution and lack of elevation resolution, traditional radars, that were originally designed for controlling emergency braking and adaptive cruise control, are limited to detecting moving vehicles and discard all detections of the stationary environment. Traditional radars have a high level of false alarms that trigger reports of phantom objects and false positives. For this reason, the detection threshold, is raised which results in decreased radar sensitivity and may lead to accidents. We have revolutionized radar by addressing these core issues that have caused recent driverless vehicle and autopilot accidents by detecting stationary objects, identifying vulnerable road users, and eliminating false alarms without radar ambiguities.

Oculii for short range radar

Oculii, established in 2013, offers a software solution which is implemented on top of traditional 3Rx * 4Tx radar chips, with the aim to improve the elevation and azimuth resolution and to expand the field of view. This approach will also lead to a denser point cloud (hundreds of thousands of points per second) which in turn would allow more advanced signal processing. However, the software solution is not applicable to autonomy level beyond level 2, due to low performance and reliability.

Continental ARS 540

The Continental system is based on 4 Texas Instrument 3Rx * 4Tx chip, cascaded to achieve a 12*16 array, as well as the Xilinx FPGA (field-programmable gate array) board, and not a radar processor on a chip like the our solution. FPGA is not designed for large scale automotive solutions, and therefor has many drawbacks — it is expensive, the continental system costs around $220 to $300 in high volumes, it requires high power consumption, has heat dissipation issues, and supports fewer frames per second.

Manufacturing

We have not yet embarked on mass production of our products and we have focused on the development of the first line of product using a unique process that runs in GlobalFoundries, a major semiconductor supplier for the automotive and other industries. We depend on GlobalFoundries to manufacture our products. We are in advanced negotiations with respect to a long-term manufacturing agreement with GlobalFoundries for the production of our products, as well as other services (including quality assurance, assembly and testing), although we cannot give assurance that the negotiations will result in an acceptable agreement. Such agreement, if completed, will help us secure the production of products to meet the forecasts we give to GlobalFoundries. GlobalFoundries has advised us that it will have the capacity necessary to meet our commitments based on our forecasts for 2022 and 2023. GlobalFoundries is our chip manufacturer and is responsible for chip production and supply chain management.

We believe that outsourcing provides us a more secure path in production for quality control and reliability for automotive requirements, although we will be dependent on the contract manufacturer to meet our capacity, delivery and quality requirements.

Regulations

The automotive industry is subject to high standards of safety and quality. The integration of Advanced Driver Assistance Systems may stem from binding regulatory directives or from initiative on part of the car manufacturers (driven, inter alia, by the wish to obtain a higher safety rating or to accommodate demand from vehicle consumers). Our products will need to meet quality and safety control standards, regional and international ISO standards and dedicated standards pertaining to ADAS.

Autonomous vehicles are subject to emerging regulatory frameworks at the federal and state levels that are in a rapid state of change. In general, at both the federal and state level, the U.S. has provided a positive and relatively permissive legal environment to allow the safe testing and development of autonomous functionality. We do not anticipate any near-term federal standards that would impede the foreseeable deployments of our radar technology. Some states, however, particularly California and New York, still enforce certain operational or registration requirements for certain autonomous functions. We believe such hurdles will be removed as state regulators gain better experience with the technology. U.S. federal regulations, however, remain largely permissive of deployments of higher levels of safe and responsible autonomous functionality.

In 2015, the NHTSA announced a plan to update the criteria for 5-star safety ratings, to encourage automakers to use technology to prevent traffic accidents. In 2016, the NHTSA added automated braking systems to the list of technologies required to achieve a 5-star safety ratings. The technologies currently recommended by the NHTSA include: forward collision warning, lane departure warning, rear view video system, and automatic emergency breaking.

Foreign markets such as the China and the EU also continue to develop their respective standards to define deployment requirements for higher levels of autonomy. In China, for example, the government has undertaken numerous efforts to promote autonomous vehicles development, including its February 2020 release of the Strategies for Innovation and Development of Autonomous Vehicles by China’s National Development and Reform Commission and ten other agencies. This initiative sets forth an ambitious plan to create a systematic framework for technical innovation, industrial ecology, infrastructure, regulations and standards, product regulation and network security in the autonomous vehicles market by 2025, and from 2035 to 2050, to fully establish an ecosystem for autonomous vehicles. Much of the emerging regulatory and legislative activity around autonomous vehicles in the EU has been focused on data privacy and security, given the volume and types of data collected, stored and transmitted by autonomous vehicles. A key part of Europe’s emerging autonomous vehicles strategy is the creation of a common European mobility data space, to be further developed in the EU’s “Smart and Sustainable Transport Strategy.” Given the intense work in these areas, we expect a workable path forward in the near-term in these markets.

Like all companies operating in similar industries, we are subject to environmental regulation, including water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; and the remediation of environmental contamination. Compliance with these rules may include the need to obtain permits and licenses and to allow inspections of our facilities and products.

Overall, the autonomous vehicles regulatory landscape is still evolving rapidly. We may become subject to additional regulatory schemes and requirements as the development of federal, state and foreign legal frameworks around autonomous vehicles continue to develop and change.

In recent years, governments, authorities and organizations around the world have sought to tackle the problem of traffic accidents, through — among other methods — regulation and legislation that encourage, and even require, installation of ADAS in vehicles. Such trends are gaining momentum and are being promoted by the U.S. National Road Safety Authority (NHTSA) and Euro-NCAP, among others, who institute standards for safety ratings for new vehicles, and provide the highest rating (5 stars) where advanced technology for the prevention of traffic accidents is installed. A similar trend applies to the Chinese car safety assessment program CNCAP which incorporates “Active Safety” criteria into its 5-star rating. In Israel, for instance, in 2015, the government approved the Ministry of Transport’s plan to provide a financial incentive for private vehicle owners to install lifesaving safety systems, and to establish that buses and trucks would be required to install a system for identifying pedestrians as a condition for renewing the vehicle’s license.

EURO NCAP FOR SAFER CARS
- AEB
Interurban
City
- LDW
EURO NCAP FOR SAFER CARS
- AEB VRU
pedestrian
- LKA
EURO NCAP FOR SAFER CARS
- AEB VRU
cyclist
- Road departure
- Road intersection
- Night & obscure lighting
EURO NCAP FOR SAFER CARS
- AEB
Head on
2014
2016
2018
2020
2022
Safety rating
program
NHTSA
AEB target for 2018
NHTSA
IIHS
20 OEM commitment
for AEB system as a
standard equipment

BSD: Blind Spot Detection
LDW: Lane Departure Warning
LKA: Lane Keep Assist
AEB: Automatic Emergency Braking
AEB VRU: Automatic Emergency Braking Vulnerable Road Users

Source: Yole Développement, Autosens 2018.

It should be noted that in addition to the regulatory trends, awareness among automakers and vehicle owners of the importance and benefits of installing ADAS (even in the absence of binding regulation) has increased, and it is likely that in the future, the vast majority of new vehicles will be equipped with such systems. This trend is expected to accelerate due to various factors, including improvements that have enabled price reduction.

Regulation or standardization may stipulate that automakers or vehicle-owners install ADAS in general, and radar systems in particular, which could facilitate our penetration into potential target markets.

Similarly, internal regulation adopted by OEMs voluntarily, or regulation by insurance companies requiring ADAS as a prerequisite for an insurance policy may also benefit our operations and business outcomes.

As an Israeli company, we are subject to laws and regulations applicable to all companies, including export controls, privacy, cybersecurity, anti-corruption, labor relations and workplace laws and regulations.

Legal Proceedings

We are not currently a party to any legal proceedings.

Property

We do not own any real property. We rent offices from third parties, extending over an area of approximately 900 square meters located in 107 HaHashmonaim Street in Tel Aviv. We pay monthly rent of approximately $24,500. The offices serve both for our R&D activities and our corporate headquarters.

MANAGEMENT

Directors and Executive Officers

The following table provides information about our directors and our senior management. Our senior management consists of our chief executive officer and those current executive officers who have responsibility for a major segment of our business

Name	Age	Position(s)
Kobi Marenko	49	Chief Executive Officer and Director (co-founder)
Noam Arkind, PhD	35	Chief Technology Officer and Director (co-founder)
Oz Fixman	34	Chief Operating Officer (co-founder)*
Karine Pinto-Flomenboim	44	Chief Financial Officer
Ram Machness	49	Chief Business Officer
Yoram Stettiner, PhD	63	Chief Scientist Officer
Shlomit Hacohen	49	Chief Marketing Officer
Gonen Barkan	49	Chief Radar Officer
Asaf Even Chen	39	Vice President R&D Systems
Shay Naeh	56	Vice President Operations
Yair Shamir[2,3]	76	Director and Chairman of the Board
Ehud Levy[1,3]	56	Director
Mor Assia[1,2,3]	39	Director
Boaz Schwartz, PhD[1,2]	59	Director
E. Scott Crist	56	Director
Thilo Koslowski	51	Director
Alexander Hitzinger	50	Director

____________

1        Member of the Audit Committee.

2        Member of the Compensation Committee.

3        Member of the Nominating and Governance Committee.

*        Oz Fixman has advised us that he will terminate his employment with us on June 30, 2022. Shay Naeh, our VP Operations will retain his present title and will assume Mr. Fixman’s responsibilities.

Our board of directors is classified into three classes of directors. Class 1 directors have a term which expires in 2022. The Class 1 directors are Ehud Levy, Noam Arkind, PhD and Alexander Hitzinger. The Class 2 directors have a term which expires in 2023. The Class 2 directors are Mor Assia, Boaz Schwartz, PhD, and Thill Koslowski. The Class 3 directors have a term which expires in 2024. The Class 3 Directors are Yair Shamir, E. Scott Crist and Kobi Marenko.

Kobi Marenko, Chief Executive Officer, Co-Founder and Director

Jacob Marinka, who is known as Kobi Marenko, is an entrepreneur with over 20 years of experience in leading technology and media startups from seed stage to acquisition. Mr. Marenko was the founder and President of Taptica, a mobile DSP listed on the London Stock Exchange and acquired by Marimedia, and founder and CEO of Logia, a mobile content platform acquired by Mandalay Digital. Leading tech and media startups from seed to acquisition for over 20 years. Mr. Marenko holds a BA in Philosophy from the Tel Aviv University. Mr. Marenko was appointed as a director on November 4, 2015.

Noam Arkind, PhD, Chief Technology Officer, Co-Founder and Director

Dr. Arkind has more than over 10 years of experience in R&D and holds a Ph.D. in Applied Mathematics from the Robotics Lab at Weizmann Institute of Science. Prior to joining us, Mr. Arkind led the algorithm development at Taptica and the Space IL control system. Mr. Arkind holds a B.Sc. in Applied Mathematics from Bar Ilan University, a M.Sc. and PhD in Mathematics and Computer science from the Weizmann Institute of Science. Mr. Arkind was appointed as a director on November 4, 2015.

Oz Fixman, Chief Operating Officer and Co-Founder

Mr. Fixman has served as our Chief Operating Officer since inception on November 4, 2015. Prior to joining us, from 2013 to 2015, Mr. Fixman served as Lead Data Scientist and Product Manager of algorithm at Taptica and holds extensive knowledge in big data and machine learning platforms. Mr. Fixman holds a B.Sc. Biomedical Engineering from Tel Aviv University. Mr. Fixman has advised us that he will terminate his employment with us on June 30, 2022.

Karine Pinto-Flomenboim, Chief Financial Officer

Ms. Pinto-Flomenboim has served as our Chief Financial Officer since November 8, 2021. Ms. Pinto-Flomenboim has more than 20 years of financial experience, having worked with multinational publicly traded companies. Prior to joining us, from 2019 to 2021, Ms. Pinto-Flomenboim served as the Chief Financial Officer of TIBA, a leading manufacturer of parking access and revenue control systems, where she led the company’s exit for $135M and navigated the company through a reorganization, M&A and COVID-19. Prior to this experience, from 2011 to 2018, Ms. Pinto-Flomenboim held the position of director of business controlling and head of corporate FP&A at Caesarstone Ltd. (Nasdaq: CSTE), a global publicly traded company that invented and pioneered quartz surfaces. From 2003 to 2011, Ms. Pinto-Flomenboim held the position of head of FP&A at the process diagnostic and control (PDC) division of Applied Materials, Inc. (Nasdaq: AMAT). From 2000 to 2003 Ms. Pinto-Flomenboim served at various financial positions at Intel Fab 8 (Nasdaq: INTC). Ms. Pinto-Flomenboim holds a master’s in economics from the Hebrew University of Jerusalem, graduated from The National Investor Relations Institute (NIRI), and is an active member of the Israeli CFO Forum.

Ram Machness, Chief Business Officer

Mr. Machness has served as our Chief Business Officer since April 30, 2018. Mr. Machness has over 30 years of experience in embedded systems and the semiconductor industry. Prior to joining us, from 2007 to 2018, Mr. Machness managed the business development, customer engagement and product marketing at TI (Nasdaq: TXN), a Global American based technology company that designs and manufactures semiconductors. Prior to this experience, from 2003 – 2007, Mr. Machness served in various consulting position in companies such DSP Group (Nasdaq: DSPG), a global leader in wireless communications and voice processing chipsets and algorithms for a wide range of smart-enabled devices, and Microsoft (Nasdaq: MSFT), A multinational technology corporation which produces computer software, consumer electronics, personal computers, and related services as well as Marvell (Nasdaq: MRVL), go networks, IXI Mobile and others. His professional experience also includes roles in system engineering and R&D management. Mr. Machness holds a B.A in Computer Science from The Open University (Summa Cum Laude) and an MBA from Tel Aviv University (Magna Cum Laude).

Yoram Stettiner, PhD, Chief Scientist Officer

Dr. Stettiner has served as our Chief Scientist Officer since November 1, 2016. Dr. Stettiner is a Signal Processing PhD with 35 years of R&D experience. Mr. Stettiner specializes in RTLS Radio Location and Tracking Systems, Array Processing, Sensor Fusion, Speech Signal Processing and VoIP. Dr. Stettiner has held various leadership positions at eight startups from foundation or early stage, with five of them having gone public or acquired. Dr. Stettiner holds a B.Sc. in Electrical Engineering, a M.Sc. and PhD in Speech Signal Processing all from the Technion.

Shlomit Hacohen, Chief Marketing Officer

Ms. Hacohen has served as our Chief Marketing Officer since November 27, 2017. Ms. Hacohen is a seasoned marketer with over 20 years of experience in developing marketing strategies, launching products, and building brand awareness. Prior to joining us, Ms. Hacohen was CMO and executive marketer in organizations such as DEEP, Collabrium, Viaccess Orca, Comverse (Nasdaq: CMVT), and Check Point (Nasdaq: CHKP). Ms. Hacohen holds a BA in Management and Sociology from Tel Aviv University and an MBA from the Technion.

Gonen Barkan, Chief Radar Officer

Mr. Barkan has joined us as Chief Radar Officer on March 18, 2022. Mr. Barkan has more than 23 years of experience in communication, IoT, radar, chip design and the automotive industry. Prior to joining us, from 2016 to 2022, Mr. Barkan led the radar technology and development for General Motors (NYSE: GM), one of the largest automotive OEMs in the world, focusing on future retail-autonomy programs (future SuperCruise, UltraCruise) and in-house development of imaging radars for Cruise LLC autonomous RoboTaxi (TaaS). Prior to joining GM, from 1999 to 2013, Mr. Barkan led architecture, HW, SW and ASIC development at start-up companies (Yitran, Silantrix) in the fields of communication, power-line communication, Internet of Things, cellular and automotive radar. Mr. Barkan graduated summa cum laude from Ben Gurion University of the Negev with a BSc in Electrical Engineering and Computer Science, Communication & Signal Processing.

Asaf Even-Chen, Vice President R&D Systems

Mr. Even-Chen has served as our Vice President R&D Systems since March 2, 2019. Mr. Even-Chen has more than 20 years of experience in the semiconductor industry. Mr. Even-Chen has an extensive background in various engineering fields including system architecture, SOC and PHY architecture, VLSI, analog and RF. Prior to joining us, from 2007 to 2019, Mr. Even Chen led the wireless connectivity system team at Texas Instruments (Nasdaq: TXN), a Global American based technology company that designs and manufactures semiconductors, responsible for TI wireless MCU system and silicon device aspects. Mr. Even-Chen holds a BSc in electrical engineering from Bar Ilan University.

Shay Naeh, Vice President Operations

Mr. Naeh has served as our Vice President Operations since December 6, 2020. Mr. Naeh has over 23 years of experience in semiconductors design, program management, quality, and operations with automotive Tier 1s and OEMs. Prior to joining us, from 1998 to 2020, Mr. Naeh worked with Texas Instruments (Nasdaq: TXN) and Valens (NYSE: VLN). Mr. Naeh holds a B.Sc. in Electrical Engineering and an MBA both from the Tel Aviv University.

Yair Shamir, Director

Mr. Shamir was appointed as a director on December 9, 2019, and he has served as Chairman of the Board since December 16, 2021. Mr. Shamir is co-founding and managing partner of Catalyst Investments. Mr. Shamir was elected as a member of the 19th Knesset (Israeli Parliament) and served as Minister of Agriculture and Rural Development for the Government of Israel from 2013 until 2015. Mr. Shamir serves as chairman of the Shalem College, a research and educational institute in Jerusalem, and chairman of the General Assembly of Ohalo College. Mr. Shamir has formerly served as chairman of the National Road Safety Authority and of four government companies: Metropolitan Mass Transit System (NTA), Israel Aerospace Industries (IAI), EL-AL Israel Airways and the National Roads Company. Mr. Shamir has served as a member of numerous company boards within Catalyst’s investment portfolio. From 2003 to – 2007, Mr. Shamir was the Chairman of Shamir Optical Industry Ltd (NASDAQ: SHMR). From 1997 – 2006, Mr. Shamir served as the CEO and Chairman of VCON Telecommunications Ltd. From 2005 – 2013, he served as a board member of DSP Group Corporation (NASDAQ: DSPG). Mr. Shamir was the CEO of Elite Food Industries, Ltd between the years of 1994 and 1995. From 1995 to 1997, Mr. Shamir served as Executive Vice President of the Challenge Fund L.P. Prior to this he was Executive VP of Scitex Corporation and General Manager of Scitex Israel from 1988 until 1993. Mr. Shamir was the Chairman of Gvahim from 2006 to 2013. He was also a Board Member of Mikveh Israel from 2010 until 2013. Mr. Shamir was also a member of the Board of Governors of the Technion University and sat on the executive committee of the Beer Sheva University from 1990 until 2013. Mr. Shamir served in the Israeli Air Force as a pilot and engineer from 1965 – 1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Israeli Air Force. Mr. Shamir holds a B.Sc. in Electronics Engineering from the Technion, Israel Institute of Technology.

Ehud Levy, Director

Mr. Levy was appointed as a director on March 29, 2016. Mr. Levy is the Managing General Partner of Canaan Partners Israel, a Venture Partner with Lenovo Capital heading its investment opportunities in Israel, and an active private investor in tech companies operating as a partner with Kaedan Capital. Prior to these activities, Mr. Levy was a Managing Partner at Vertex VC for seven years. Among other successful investments, Mr. Levy identified Waze as a bright star from the start, leading the first investment round in the company and serving on its board of directors until its acquisition by Google for over $1 Billion. Previously, Mr. Levy co-founded and served as Chairman and CEO of Ki-Bi Mobile Technologies and led the business from concept to commercial success, an IPO in London and eventual acquisition. Earlier, Mr. Levy served as COO and CFO of Telegate, a telecommunications company, where he was responsible for a restructuring plan leading to the successful acquisition of the company. Prior to Telegate, Mr. Levy was an investment banker in New York and Tel Aviv. Mr. Levy holds a BSc in Computer Engineering (with honors) from the Technion in Israel, and an MBA from Columbia Business School, New York.

Mor Assia, Director

Ms. Assia, was appointed as a director on October 7, 2021, upon closing of the Merger. Ms. Assia is founding partner and Co-CEO of iAngels, and General Partner in the iNgenuity Fund. An Israeli high-tech insider, a graduate of the IDF’s elite intelligence unit 8200, Ms. Assia leads iAngels’ investment committee, deal screening, due diligence and portfolio management activities. Ms. Assia’s tech background with SAP, IBM and Amdocs has proven invaluable in assessing new technologies and her ability to deep dive with entrepreneurs into their business strategy and solution has created a strong foundation for relationship building. Ms. Assia has been instrumental in structuring and pricing investment rounds and consistently brings value add partnerships to help portfolio companies. Ms. Assia is a recognized investment expert in the areas of Fintech, AI and Automotive. She holds a Bachelor’s degree in Mathematics and Computer Science from the Technion, Israel’s Institute of Technology, and an MBA from Columbia University in NY. Ms. Assia mentors on several accelerator programs and serves as a board member for iAngels portfolio companies.

Boaz Schwartz PhD, Director

Dr. Schwartz was appointed as a director on October 7, 2021, upon the closing of the Merger. Dr. Schwartz is a seasoned finance professional and a tech investor. Dr. Schwartz has founded and managed Deutsche Bank Israel for 24 years and until December 2020. Following his retirement from Deutsche Bank, Dr. Schwartz became an active tech investor in both early and late-stage companies. He has a wide portfolio of investments in Fintech, Autotech and other technology related ventures. Dr. Schwartz is an active investor and works closely with his investee companies helping on both strategy and finance related matters. Dr. Schwartz has developed Deutsche Bank Israel to become one of the leading global investment banks operating in Israel with very strong corporate finance advisory franchise, the leading project finance bank in Israel, the top foreign bank on TASE, and a leading trader in the Israeli fixed income and forex. Dr. Schwartz is a board member of IDC Herzliya — the only private university in Israel; iArgento Ltd — a traded venture capital fund; Covercy Ltd — a real estate investment management SaaS platform; and the vice-Chairman of Zabar Solar Ltd. — a leading green energy developer and operator. Dr. Schwartz is also a long time member of the Israeli chapter of the YPO. Dr. Schwartz earned a PhD in Finance from the University of Chicago; MBA with Distinction from the Wharton School at the University of Pennsylvania; MSc and BSc in Electrical Engineering from the University of Tel Aviv.

E. Scott Crist, Director

Mr. Crist ,was appointed as a director on October 7, 2021, upon the closing of the Merger. Mr. Crist is managing partner for Texas Ventures as well as CEO of Osperity, a leader in AI-driven computer vision for the industrial sector. He also was chairman and CEO of ITAC until the closing of the Merger and he is ITAC’s designee as director. Mr. Crist has an extensive background as an entrepreneur and venture capitalist and was the former CEO of Infrastructure Networks and founder/CEO of Telscape International (NASDAQ), a telecommunications company focused on certain emerging markets around the world. Prior to that, he served as President and CEO for Matrix Telecom, which Inc. Magazine once ranked 7th on its list of the 500 fastest growing private companies in the US. Previously, Scott worked for Trammell Crow Group, IBM and Booz-Allen Hamilton. He has a Master of Business Administration from the Kellogg School at Northwestern University and a Bachelor of Science in Electrical Engineering from NC State University. He is also an Entrepreneur of the Year recipient from NASDAQ/Ernst & Young. In addition, Scott is chairman of the VA-Gov Housing fund, the nation’s largest lender for the Veteran Administration’s Homeless Shelter Program.

Thilo Koslowski, Director

Mr. Koslowski was appointed as a director on February 21, 2022. Mr. Koslowski is a board advisor and an executive strategic consultant to various companies and startups in the technology, automotive and digital business markets and to venture capital firms. Mr. Koslowski has an extensive background in the fields of autonomous cars, smart-mobility and digital customer experience. From 2016 to 2020, Mr. Koslowski was the founder and CEO of Porsche Digital, a wholly owned subsidiary of Porsche AG, serving as the technology and digital unit of Porsche AG. From 1999 – 2016, Mr. Koslowski was VP and practice leader at Gartner, Inc, a leading technological research and advisory firm, where he established Gartner’s global automotive advisory-services. Mr. Koslowski has substantial experience as a limited partner investor in VCs across the globe such as Headline, Magma Ventures, Grove Ventures, NIO Capital, in addition to an extensive background as board member, observer and investor in international startups. In addition, as part of Mr. Koslowski’s years at Porsche Digital, he was the co-founder and board member of APX, Europe’s leading early-stage joint venture capital, backed by both Axel Springer and Porsche. Mr. Koslowski is a member of the Society of Automotive Engineers (SAE) and the Automotive Chair of the German American Business Association (GABA). Mr. Koslowski graduated as Diplom-Kaufmann in business from the RWTH Aachen University.

Alexander Hitzinger, Director

Mr. Hitzinger was appointed as a director on May 2, 2022. Mr. Hitzinger led the self driving development at VW Group and was a member of the Management Board of Volkswagen Commercial Vehicles, and later served as Chief Executive Officer of Artemis GmbH, where he was the chief architect of the revolutionary new vehicle concept for next generation autonomous mobility for their flagship-product Audi Landjet. Prior to his role at VW Group, Mr. Hitzinger held the position of head of product design for autonomous transportation at Apple, where he was responsible for building and leading the automotive team at the company. He was also the technical director and chief engineer for the Porsche 919, which was the winner of 24 hours of Le Mans and the World Endurance Championship for three consecutive years. Mr. Hitzinger also serves as a board member and advisor to multiple technology companies in the United States and Israel.

Director Independence

As an Israeli company, we are subject to various corporate governance requirements under the Israeli Companies Law. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are public companies, including companies with shares listed on Nasdaq, are required to appoint at least two external directors who must meet heightened independence requirements. Pursuant to regulations promulgated under the Israeli Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from the Israeli Companies Law requirements to appoint external directors and related Israeli Companies Law rules concerning the composition of the audit committee, compensation committee and nominating committee of the board of directors (other than the gender diversification rule under the Israeli Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to opt out of those requirements of the Israeli Companies Law. These exemptions will continue to be available to us so long as: (i) we do not have a “controlling shareholder” as defined under the Israeli Companies Law, (ii) our shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the audit committee, compensation committee and nominating committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

The term “controlling shareholder” as used in the Israeli Companies Law for purposes related to external directors and for the requirements related to appointment to the audit committee, compensation committee or nominating committee, as described below, means a shareholder with the ability to direct the activities of the company, other than by virtue of being an Office Holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters (including various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

We comply with Nasdaq rule 5605(b)(1), which requires that the board of directors be comprised of a majority of independent directors, although as long as we are a foreign private issuer, we may elect to follow Israeli law in lieu of certain Nasdaq requirements, including the independent director requirement. A majority of our board of directors composed of directors who are “independent” as defined by the rules of Nasdaq, and all of the non-executive directors qualify as “independent” under these standards. The board of directors established categorical standards to assist it in making its determination of director independence. We use the definition of “independence” of Nasdaq to make this determination.

The board of directors will assess on a regular basis, at least annually, which members are independent, and the Nomination and Corporate Governance Committee will assess the independence of each nominee for director as part of its duties in designating nominations for the board of director’s nominees for director.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that, we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “home country practice exemption” solely with respect to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, pursuant to our Restated Articles, the quorum required for an ordinary meeting of shareholders consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders). Although we comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules. To the extent that we elect to take advantage of the exceptions permitted to foreign private issuers, it must disclose those exceptions and describe the relevant Israeli law provisions.

Committees of the Board of Directors

The board of directors has the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees of the board of directors is comprised of independent directors and has the composition and responsibilities described below.

Audit Committee

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom is an audit committee financial expert. Members of the Audit Committee may not, other than his or her capacity as a member of the Audit Committee, (i) accept any consulting, advisory or other compensatory fee from the issuer or be an interested person, which includes, buy is not limited to, an affiliate and a member of the immediate family of an affiliate.

The Audit Committee is responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, audits of financial statements, qualifications and independence of the independent registered public accounting firm, the effectiveness of internal control over financial reporting and the performance of the internal audit function and independent registered public accounting firm. The Audit Committee reviews and assess the qualitative aspects of our financial reporting, processes to manage business and financial risks, and compliance with significant applicable legal, ethical and regulatory requirements and is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. In addition, the Audit Committee is responsible for the following additional matters pursuant to the Israeli Companies Law:

•        recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Israeli Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•        reviewing with the general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•        identifying irregularities in the company’s business administration, including by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•        reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of our business and deciding whether to approve such acts and transactions if so required under the Israeli Companies Law; and

•        establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

The charter of the Audit Committee is available on our website.

The members of the Audit Committee are Dr. Boaz Schwartz, Ehud Levy and Mor Assia. Each member is an independent director and “financially literate” under the Nasdaq rules, and Dr. Boaz Schwartz is an “audit committee financial expert”.

Compensation Committee

Under Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors. The Compensation Committee is responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, our executive officers and directors, establishing the general compensation policies of us and our subsidiaries and reviewing, approving and overseeing the administration of our employee benefits plans and reviewing our Compensation Policy.

Including the Compensation Policy in accordance with requirements of the Israeli Companies Law

The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers The Compensation Committee will also be responsible for the following pursuant to the Israeli Companies Law:

•        recommending to the board of directors with respect to the approval of the compensation policy for “Office Holders” (a term used under the Israeli Companies Law, which essentially means directors and executive officers, and also includes some officers who are not listed as Senior Management)

•        Generally, once every three years, reviewing and approving any extensions to the compensation policy;

•        reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

•        resolving whether or not to approve arrangements with respect to the terms of office and employment of Office Holders; and

•        exempting, under certain circumstances, from the requirement of approval by the general meeting of shareholders, transactions with our chief executive officer.

The charter of the Compensation Committee is available on our website.

The members of the Compensation Committee are Mor Assia, Dr. Boaz Schwartz and Yair Shamir. Each member of the Compensation Committee is an independent director.

Nominating and Governance Committee

Our Nominating and Governance Committee is responsible, among other things, for:

•        overseeing and assisting its board in reviewing and recommending nominees for election as directors, including determining whether a nominee for election as a director is an independent director;

•        assessing the performance of the members of the board; and

•        establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the board a set of corporate governance guidelines applicable to us.

The members of the Nominating and Governance Committee are Ehud Levy, Yair Shamir and Mor Assia. Each member of the Nominating and Governance Committee is independent under the Nasdaq standards. The charter of the Nominating Committee is available on our website.

Diversity

The Nasdaq rules provide that each company listed on Nasdaq must have or explain why it does not have at least two members of its board of directors including (i) at least one diverse director who self identifies as female and (ii) at least one diverse director who self-identifies as an underrepresented minority or LGBTQ+. For foreign issuers “diverse” means an individual who self-identifies as one or more of the following: female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the company’s principal executive offices. For a smaller reporting company, the second diverse director can be female, LGBTQ+ or an underrepresented minority. The phase-in period for this disclosure for a company listed on the Nasdaq Capital Market, which is the market on which our stock is listed, the later of: (a) two years from the date of listing; or (b) the date the company files its proxy statement or its information statement (or, if the company does not file a proxy, in its Form 10-K or 20-F) for the company’s second annual meeting of shareholders subsequent to the Company’s listing. For us, this disclosure will be required for our annual general meeting for 2023.

Under Israeli law, if, at the time of a director is appointed all members of the board are of the same gender, then the appointed director must be of the other gender. Since we have a female member of our board, we satisfy the diversity requirement under Israeli law.

DIRECTOR AND EXECUTIVE COMPENSATION

Compensation Policy under the Israeli Companies Law

Required approvals.    In general, under the Israeli Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years by the board of directors, upon recommendation of its compensation committee, and thereafter, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either (the “Compensation Majority”):

•        such majority includes at least a majority of the shares held by disinterested shareholders who vote at the general meeting, with disinterested shareholders being defined as shareholders who are not controlling shareholders and do not have a personal interest in such compensation policy; or

•        the total number of shares of the disinterested shareholders and who vote against the policy, does not exceed 2% of the company’s aggregate voting rights.

In the event that the shareholders fail to approve the compensation policy in a duly convened general meeting by the Compensation Majority, the board of directors may nevertheless override that decision, provided that the compensation committee and then the board of directors decide, on the basis of detailed reasons and after further review of the compensation policy, that approval of the compensation policy is for the benefit of the company despite the failure of the shareholders to approve the policy.

If a company that adopts a compensation policy in advance of its initial public offering (or in our case, prior to the Business Combination) and describes the policy in its prospectus for such offering, then that compensation policy will be deemed validly adopted in accordance with the Israeli Companies Law and will remain in effect for term of five years from the date such company becomes a public company. Our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was adopted prior to the Business Combination and is described in the registration statement relating to the Merger.

Objectives.    The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of Office Holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for Office Holders. It must also consider, among other things, the company’s risk management, size, and the nature of its operations.

Our Compensation Policy, which became effective immediately after the consummation of the Merger, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our Compensation Policy includes measures, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Compensation features.    The Compensation Policy also addresses our executive officers’ individual characteristics (such as their respective positions, education, scope of responsibilities and contribution to the attainment of its goals) as the basis for compensation variation among its executive officers and considers the internal ratios between compensation of its executive officers and directors and other employees. Pursuant to our Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievement, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (annual bonus and equity-based compensation) may not exceed 85% of each executive officer’s total compensation package with respect to any given calendar year.

Fair market value.    In order to calculate the caps set forth in the Compensation Policy, the determination of the fair market value of equity-based awards at the time of grant, are prorated into each vesting year of the award, according to acceptable valuation and accounting practices; so that, the cap will be applicable to the value of the award at each vesting year.

Cash bonuses.    An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than its chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer and subject to minimum thresholds. Furthermore, our chief executive officer will be entitled to recommend performance objectives, and such performance objectives will be approved by the Compensation Committee and by our board of directors.

Performance measures.    The measurable performance objectives of our chief executive officer will be determined annually by our Compensation Committee (and, if required by law, by our board of directors) and will include the weight to be assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the Compensation Committee and the board of directors based on quantitative and qualitative criteria.

Equity-based compensation.    The equity-based compensation under the Compensation Policy for our Office Holders is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers’ interests and our long-term interests and those of its shareholders and strengthening the retention and the motivation of executive officers in the long term. Our Compensation Policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with its share incentive plan then in place. Generally, all equity-based incentives granted to executive officers will be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Equity-based compensation will be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

Clawback.    In addition, the Compensation Policy contains a compensation recovery provision which allows us under certain conditions to recover bonuses paid in excess due to an accounting restatement, enables our chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with our Compensation Policy) and allows us to exculpate, indemnify and insure its executive officers and directors subject to certain limitations as set forth therein.

Director remuneration.    The Compensation Policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 5760 – 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760 – 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in the Compensation Policy.

Our Compensation Policy, which was approved by its board of directors and shareholders, became effective upon the closing of the Business Combination, and is filed as an exhibit to the registration statement of which this prospectus forms a part.

Executive Officers other than the Chief Executive Officer

The Israeli Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special compensation majority vote as described above). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief Executive Officer

Under the Israeli Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special compensation majority vote as described above). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy, provided that they have considered those provisions that must be included in the compensation policy according to the Israeli Companies Law and that shareholder approval was obtained (by a special compensation majority vote as described above). In addition, the compensation committee may waive the shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the chief executive officer position if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to engage the chief executive officer candidate.

Aggregate Compensation of Executive Officers and Directors

For the years ended December 31, 2021 and 2020, we paid an aggregate of $2.36 million and $1.12 million, respectively, in cash and benefits in-kind, including equity compensation, to or accrued on behalf of all of our directors and members of Senior Management for their services, in all capacities. These amounts include set aside or accruals for pension, severance, retirement or similar benefits or expenses, in the amounts of approximately $557,000 and $321,000, for the years ended December 31, 2021 and 2020, respectively, but does not include reimbursement of business travel, relocation, professional and business association dues and expenses, and other benefit costs commonly reimbursed or paid by companies in Israel which are not treated as compensation. In addition, we incurred $387,000 and $90,000 of share-based compensation expense related to equity awards made by us to our Senior Management and directors for the years ended December 31, 2021 and 2020, respectively.

Compensation for 2021 also includes approximately $75,000 of cash bonus to each of our Chief Executive Officer and Chief Technology Officer in connection with the completion of our Merger with ITAC, which bonuses are subject to shareholder approval as required under Israeli law, and, accordingly, will be paid upon receipt of shareholder approval. The bonus is being submitted for shareholder approval at the 2022 annual general meeting which is scheduled for on June 16, 2022.

As of December 31, 2021, (i) options to purchase 1,643,548 ordinary shares, and (ii) 209,200 restricted stock units granted to our current Senior Management and directors were outstanding under our equity incentive plans at a weighted-average exercise price of $1.52 per share. These amounts do not include the Contingent Compensation for each of Kobi Marenko and Noam Arkind, which were approved by our Compensation Committee and Board during 2021, which options are subject to the shareholder approval, as required under Israeli law, and will be deemed granted upon receipt of shareholder approval. For further information see “Related Party Transactions.”

Equity-based compensation granted to Senior Management generally vests over a period of four years, commencing one year after the date of grant, with quarterly vesting thereafter. For directors, equity-based compensation generally vests over a period of three years with a quarterly vesting.

Individual Compensation of Covered Executives

The table below sets forth the compensation paid to our five most highly compensated senior ‘office holders’ (as defined by the Israeli Companies Law) during or with respect to the year ended December 31, 2021, and as recorded in the financial statements for such period. We refer to those five individuals for whom disclosure is provided herein as our “Covered Executives.”

The term “compensation” for purposes of this section regarding the Covered Executives refers to the term “Terms of Office and Employment” as defined under the Israeli Companies Law, which includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Summary Compensation Table:

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Salary(3)	Bonus(4)	Equity-Based Compensation(5)	All Other Compensation(6)	Total
Kobi Marenko	239,336	77,170	906	7,588	325,001
Noam Arkind	245,031	77,170	846	17,801	340,848
Ram Machness	191,360	48,000	77,124	3,408	319,893
Asaf Even Chen	247,381	4,823	74,992	3,408	330,605
Danny Klein	246,398	43,408	16,532	3,408	309,746

____________

(1)      All amounts reported in the table are in terms of our cost as reflected in our consolidated financial statements for the year ended December 31, 2021, plus compensation paid to such Covered Executives in 2022 in respect of services provided during 2021 (other than the Contingent Compensation Terms as referred in footnote 5 below).

(2)      All Covered Executive listed in the table are full-time employees, except that Danny Klein ceased to be our chief financial officer in November 2021 and his employment with us as a non-executive employee continued until April 30, 2022.

(3)      Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(4)      Represents annual bonuses granted to the Covered Executive based on formulas set forth in the bonus plans and approvals set forth in the respective resolutions of our compensation committee and the board of directors. Amounts included in this column also includes approximately $75,000 of cash bonuses to be paid to each of Mr. Kobi Marenko and Mr. Noam Arkind in connection with the completion of our Merger with ITAC, which payments are subject to shareholder approval as required under Israeli Companies Law and will be paid upon receipt of shareholder approval. However, these bonuses are recorded in our consolidated financial statements.

(5)      Amounts reported in this column represent the expense reflected in our consolidated financial statements for the year ended December 31, 2021 with respect to equity-based compensation. See paragraph C of Note 14 of Notes to Consolidated Financial Statements. Amounts included in this column do not include the Contingent Compensation Terms of each of Mr. Kobi Marenko and Mr. Noam Arkind, as approved by our Compensation Committee and Board during 2021, which refer to equity-based awards that were approved by our Board but their grant is still subject to shareholder approval, as required under Israeli Companies Law, and therefore were not recorded as expense in our consolidated financial statements. For further information see “Related Party Transactions.”

(6)      Amounts included in this column represent mainly leased vehicles and other incidental monetary benefits.

Non-Employee Director Remuneration

The Board currently consists of three directors who we consider to be industry experts as follows: Dr. Boaz Schwartz, Thilo Koslowski and Alexander Hitzinger (each, an “Industry Expert Director”). We consider each of these directors to be an industry expert because of his background and experience in our industry, as reflected in their experience described under “Management — Directors and Executive Officers.” Each of the Industry Expert Directors is eligible to the following remuneration:

•        An annual fee of $100,000 USD plus applicable VAT.

•        An equity-based award pursuant to the Company’s 2021 Equity Incentive Plan as follows:

Name	Award
Dr. Boaz Schwartz	Options to purchase 81,589 ordinary shares with an exercise price of $ 8.00 per share.
Thilo Koslowski	Options to purchase 80,000 ordinary shares with an exercise price of $ 8.00 per share.
Alexander Hitzinger	Options to purchase 80,000 ordinary shares with an exercise price of $6.04 per share.

The options will vest over a period of three years of the vesting commencement date, on a quarterly basis.

•        A travel fee of EUR 9,000 plus applicable VAT for attending meetings in Israel plus reimbursement of travel expenses.

The compensation terms of Dr. Schwartz were approved by the shareholders on August 31, 2021. Each of Mr. Hitzinger’s and Mr. Koslowski’s compensation terms were approved by the Company’s Compensation Committee and Board and are subject to ratification and approval by the shareholders at the 2022 annual general meeting in accordance with Israeli law.

In determining the aforementioned non-executive directors’ compensation terms and the Industry Expert Directors’ compensation terms, the Company’s Compensation Committee and Board have considered many considerations, including the Company’s Compensation Policy, the total compensation packages and benchmark data.

We also reimburse the non-Israeli director for expenses arising from travels in cases he will be required to attend to meetings in Israel.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for unlimited period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as a conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon an advance written notice of one or two months. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with the same advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiration of his or her employment agreement, in confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, with any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such t For the years ended December 31, 2021 and 2020, we paid an aggregate of $2.36 million and $1.12 million, respectively, in cash and benefits in-kind, including equity compensation, to or accrued on behalf of all of our directors and members of Senior Management for their services, in all capacities. These amounts include set aside or accruals for pension, severance, retirement or similar benefits or expenses, in the amounts of approximately $557,000 and $321,000, for the years ended December 31, 2021 and 2020, respectively, but does not include reimbursement of business travel, relocation, professional and business association dues and expenses, and other benefit costs commonly reimbursed or paid by companies in Israel which are not treated as compensation. In addition, we incurred $387,000 and $90,000 of share-based compensation expense related to equity awards made by us to our Senior Management and directors for the years ended December 31, 2021 and 2020, respectively.

Compensation for 2021 also includes approximately $75,000 of cash bonus to each of our Chief Executive Officer and Chief Technology Officer in connection with the completion of our Merger, which bonuses are subject to shareholder approval as required under Israeli law, and, accordingly, will be paid upon receipt of shareholder approval.

As of December 31, 2021, (i) options to purchase 1,643,548 ordinary shares, and (ii) 209,200 restricted stock units granted to our current Senior Management and directors were outstanding under our equity incentive plans at a weighted-average exercise price of $1.52 per share. These amounts do not include the Contingent Compensation for each of Kobi Marenko and Noam Arkind, which were approved by our Compensation Committee and Board during 2021, which options are subject to the shareholder approval, as required under Israeli law, and will be deemed granted upon receipt of shareholder approval. For further information see Item 7 — “Related Party Transactions.”

Equity-based compensation granted to Senior Management generally vests over a period of four years, commencing one year after the date of grant, with quarterly vesting thereafter. For directors, equity-based compensation generally vests over a period of three years with a quarterly vesting.

Insurance, Indemnification and Release

Our Board and shareholders have approved the purchase and the periodic renewal of insurance coverage in respect of the liability of its Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, which will include coverage with respect to any public offering of shares or other securities of the Company, to the maximum extent permitted by law, generally providing for up to $10 million in coverage.

We have also entered into indemnification agreements with each of our Office Holder. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company. The maximum indemnification amount set forth in such agreements is limited to the greater of (i) 25% of our shareholders’ equity on a consolidated basis, based on the most recent financial statements made publicly available before the date on which the indemnity payment is made; and (ii) $25 million. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

Equity Incentive Plans

2016 Incentive Share Option Plan

Our 2016 Incentive Share Option Plan (the “2016 Plan”) was adopted by our board of directors on September 25, 2016. The 2016 Plan provides for the grant of options to our employees, directors, Office Holders, service providers and consultants

Authorized Shares.    As of December 31, 2021, there were 3,942,323 ordinary shares subject to options under the 2016 plan and 52,318 ordinary shares reserved and available for issuance under the 2016 Plan. The 2016 Plan provides that ordinary shares subject to options granted under the 2016 Plan that expire or become un-exercisable without having been exercised will become available again for future grant under the 2021 Plan.

Administration.    Our board of directors, had authorized the compensation committee to serves as administrator (the “Administrator”) of the 2016 Plan. Under the 2016 Plan, the administrator has the full power and authority, subject to applicable law, to, among other things: (i) designate participants in the 2016 Plan; (ii) determine the terms and provisions of the respective option agreements, including, but not limited to, the number of options to be granted to each optionee, the number of shares to be covered by each option, provisions concerning the time and the extent to which the option may be exercised and the nature and duration of restriction as to the transferability and to amend, cancel, suspend, convert or substitute such option agreements, as necessary; (iii) determine the Fair Market Value of the shares covered by each option; (iv) make an election as to the type of Section 102 approved option; (v) designate the type of options; (vi) interpret the provisions and supervise the administration of the 2016 Plan; (vii) accelerate the right of an optionee to exercise in whole or in part, any previously granted option; (viii) determine the exercise price of the option; (ix) prescribe, amend and rescind rules and regulation relating to the 2016 Plan; (x) extend the period of the 2016 Plan; and (xi) make all other determinations deemed necessary or advisable for the administration of the 2016 Plan, including, without limitation, to adjust the terms of the 2016 Plan or any option agreement so as to reflect (a) changes in applicable law and (b) the laws of other jurisdictions within which we wish to grant options.

Eligibility.    The 2016 Plan provides for granting Options under the Israeli tax regime, including in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), and Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not “controlling shareholders” (as used under the Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Our non-employee service providers and controlling shareholders who are considered Israeli residents may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, which provides the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

Grant.    Options granted pursuant to the 2016 Plan are evidenced by (i) a resolution of our board of directors and/or a written option agreement with the optionee, in such form as the Administrator has from time to time approved and (ii) any all other documents required by us, whether before or after the grant of the options (including, without limitation, any customary documents and undertaking towards the trustee, if applicable, and/or the tax authorities. Each option agreement states, among other matters, the number of shares to which the option relates, the type of option granted thereunder, the vesting dates, the exercise price per share, the expiration date and such other terms and conditions as the Administrator in its discretion may prescribe, provided that they are consistent with the 2016 Plan. In case of a conflict between the provisions of the 2016 Plan and an option agreement, the provisions of the 2016 Plan will prevail, unless otherwise specifically stated in the option agreement.

Each granted option will expire no later than seven years from the date of the grant thereof, unless a shorter term of expiration is otherwise designated by the administrator.

Awards.    The 2016 Plan provides for the grant of options to purchase ordinary shares pursuant to the 2016 Plan.

Exercise.    An option under the 2016 Plan may be exercised by providing us with a written notice of exercise and full payment of the exercise price for such shares, in such form and method as may be determined by the administrator and, when applicable, by the trustee in accordance with the requirements of Section 102, the Ordinance and any other applicable law.

Transferability.    Other than by will, the laws of descent and distribution or as otherwise provided under the 2016 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment.    In the event of termination of an optionee’s employment or service with us or any of our affiliates, all unvested and exercisable awards held by such optionee as of the date of termination will expire, unless extended as specified below.

In the event of an optionee’s termination of employment or service, on the termination date, the unvested portion of the optionee’s option will cease to vest and such unvested options will expire and will not become exercisable. In the event of termination of employment or service of an optionee, vested options as of the termination date will expire.

Notwithstanding any of the foregoing, and unless otherwise stated in the optionee’s option agreement, an option may be exercised after the termination date during an additional period of time beyond the date of such termination, but only with respect to the number of vested options at the time of such termination according to the vesting dates, if: (i) termination is without cause (as defined in the 2016 Plan), by us or by the optionee, or retirement at the retirement age as defined in the applicable law, in which event any vested options as of the termination date may be exercised within 60 days after the date of such termination, but in any event no later than the expiration date of such option. After such 60-day period, all such unexercised awards will terminate, and the shares covered by such awards will again be available for issuance or (ii) termination is the result of death or disability of the optionee, in which event any vested options as of termination date may be exercised within a period of twelve (12) months after the date of such termination, but in any event no later than the expiration date of such option; or (iii) at any time the administrator may authorize, in its sole and absolute discretion and without such act constituting a precedent in respect of any other optionee, an extension of the terms of all or part of the vested options beyond the date of such termination for a period not to exceed the period during which the options by their terms would otherwise have been expired.

Adjustments.    In the event of any merger, reorganization, consolidation, recapitalization, share dividend, share split, share distribution, spin off, combination or reclassification of our ordinary shares or any other change in corporate structure affecting the number of the ordinary shares, an adjustment in the number of ordinary shares to be covered by the 2016 Plan, or the exercise price, will be made by the administrator, in its sole direction, consistent with its determinations under the 2016 Plan.

In the event of a transaction involving us, the unexercised options then outstanding under the 2016 Plan or a portion thereof may be, subject to the approval of the board of directors and the successor company, assumed or substituted for an appropriate number of options or shares or other securities of the successor company (or a parent or subsidiary of the successor company). In the event of such assumption and/or substitution of options, appropriate adjustments will be made to the exercise price so as to reflect such action and all other terms and conditions of the option agreement will remain unchanged, including, but not limited to, the vesting schedule, unless otherwise determined by the Administrator, which determination will be in its sole discretion and final. In any such transaction, if the successor company (or parent or subsidiary of the successor company) does not agree to assume or substitute the options, the board will have full power and authority to determine that (i) the vesting dates will be accelerated so that any unvested option or any portion thereof will be immediately vested upon the occurrence of the transaction; or (ii) any unvested options will be cancelled or cashed out in connection with the transaction. Notwithstanding anything to the contrary in the 2016 Plan and subject to the above, if, in a transaction, the successor company (or parent or subsidiary of the successor company) does not agree to assume or substitute the options, unless determined otherwise by the board, all unexercised options and all unvested options will expire as of the date of the transaction.

Following the adoption of the 2021 Equity Incentive Plan (the “2021 Plan”), we will not grant any awards pursuant to the 2016 Plan although previously granted options under the 2016 Plan will remain outstanding and governed by the 2016 Plan. Any remaining ordinary shares reserved and available for issuance under the 2016 Plan can be awarded under the 2021 Plan.

2021 Equity Incentive Plan

On October 7, 2021, we adopted the 2021 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes. The maximum number of shares that may be issued pursuant to the 2021 Plan is the sum of (a) 4,079,427 ordinary shares plus (and without the need to further amend the Plan) (b) on January 1 of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, a number of Shares equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (ii) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur. In addition, any remaining ordinary shares reserved and available for issuance under the 2016 Plan can be issued pursuant to the 2021 Plan. As of May 31, 2022, 9,400,913 ordinary shares were subject to outstanding options (including options subject to shareholder approval) and 1,699,842 ordinary shares are available for grant pursuant to the 2021 Plan.

Administration.    Our board of directors had authorized the compensation committee of our board of directors, to administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten-year term.

Eligibility.    The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, for awards granted to our Israeli employees or service providers, in compliance with Section 102 of the Ordinance or Section 3(i) of the Ordinance and for awards granted to non-Israeli employees or service providers.

Section 102 of the Ordinance allows employees, directors and officers who are not “controlling shareholders” (as used under the Ordinance) and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Grant.    All awards granted pursuant to the 2021 Plan will be granted pursuant to a resolution of our Compensation Committee (and the Board, if it necessary under the Israeli Companies Law) and an award agreement, in a form approved, from time to time, by the administrator. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Awards.    The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards.

Exercise.    An award under the 2021 Plan may be exercised by providing us with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or, if the issuance of the shares is subject to an effective registration statement under the Securities Act, direct a securities broker to sell shares and deliver all or a part of the proceeds to us.

Transferability.    Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment.    In the event of termination of a grantee’s employment or service with us or any of our affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such period, all such unexercised awards will terminate and the shares covered by such awards will again be available for issuance under the 2021 Plan.

In the event of termination of a grantee’s employment or service with us or any of its affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within such date, will terminate and the shares covered by such awards will again be available for issuance under the 2021 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination (and in certain circumstances defined in the 2021 Plan, within 12 months thereafter), and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Transactions.    In the event of a recapitalization event, as defined in the 2021 Plan, including share split, reverse share split, share dividend, combination or reclassification of our shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by us, the administrator in its sole discretion will make an appropriate adjustment in the number of shares related to each outstanding award and to the number of shares reserved for issuance under the 2021 Plan, to the class and kind of shares subject to the 2021 Plan, as well as the exercise price per share of each outstanding award, as applicable, the terms and conditions concerning vesting and exercisability and the term and duration of outstanding awards, or any other terms that the administrator adjusts in its discretion, or the type or class of security, asset or right underlying the award (which need not be only that of us, and may be that of the surviving corporation or any affiliate thereof or such other acquiring party or entity party to any of the above transactions); provided that any fractional shares resulting from such adjustment will be rounded down to the nearest whole share unless otherwise determined by the administrator.

In the event of a merger or consolidation of us, or a sale of all, or substantially all, of the our shares or assets or other transaction having a similar effect on us, or a change of control event (including an acquisition of 50% or more of the share capital) or change in the composition of the board of directors, or liquidation or dissolution, a structural change, as defined in the 2021 Plan, or such other transaction or circumstances that the board of directors determines to be a relevant transaction, then without the consent of the grantee, the administrator may but is not required to (i) cause any outstanding award to be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, or (b) cancel the award and pay in cash, shares of us, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances. Notwithstanding the foregoing, in the event of a Merger/Sale the administrator may upon such event amend, modify or terminate the terms of any award as it shall deem, in good faith, appropriate.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Prior to the Merger, our board of directors consisted of six directors. Pursuant to the then current Articles, certain of our shareholders had rights to appoint members of the board of directors. Prior to the Closing, our shareholders elected the post-closing board of directors, which consisted of seven directors, with four directors designated by us, at least two of whom are considered independent under Nasdaq requirements; one director designated by ITAC, and two independent directors (under Nasdaq requirements) mutually agreed on by us and ITAC. Mr. E. Scott Crist is the designee of ITAC.

See “Director and Executive Compensation” with respect to employment agreements, compensation and benefits provided to officers and directors.

Transactions with Related Persons

1.      Kobi Marenko, our CEO, has a non-controlling interest in Taya Ventures L.P, one of our investors.

2.      In April 2020, in an effort to reduce overhead in response to COVID-19 pandemic, we sublet a portion of its office space to a start-up company, for a term commencing on May 2021. The sublease was structured as an office space sublease and office services on an at-cost basis, based upon the number of office spaces that we sublet. The sublease was terminated on January 1, 2022. Mr. Marenko owns less than 2% of the equity interest in the startup company.

3.      Inter, a company owned by Kobi Marenko, purchased 50,167 ordinary shares in the PIPE offering for $501,670.

We and our Investor Shareholders are parties to an amended investor rights agreements, which provides for a lock-up restriction for such period, up to 180 days as we determine, which is 180 days, and which grants the investors certain registration rights with respect to their ordinary shares, which agreements include standard covenants and indemnification provisions. The restriction does not apply to shares purchased in the PIPE offering. In the event that we wish to provide additional registration rights, we may be required to obtain the approval of the holders of majority of the ordinary shares held by the Investor Shareholders as long as the Investor Shareholders, as a group, continue to hold a majority of the ordinary shares held by them upon completion of the Merger. Such approval is not required if the proposed transaction is approved by a majority of our independent directors. The investor rights agreement will continue and survive for a period of five years after the Closing. The investor rights agreement was amended in April 2022 by the approval of Investor Shareholders holding a majority of ordinary shares subject to the agreement to extend the term of the lock-up, so that the lock-up period ends on the earlier of (a) 270 days from the consummation of the Merger (October 7, 2021) or (b) the date on which the closing price of our ordinary shares equals or exceeds $9.00 per share for any 20 trading days within any 30 trading-day period.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under the section titled “Management Following the Business Combination” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•        information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and

•        all other important information pertaining to these actions.

The duty of loyalty includes a duty to:

•        refrain from any conflict of interest between the performance of his or her duties in the company and his performance of duties with respect to another position or his or her personal affairs;

•        refrain from any activity that is competitive with the business of the company;

•        refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•        disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a shareholder for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms and that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any transaction that is adverse to the company’s interests may not be approved by the board of directors.

If an office holder has a personal interest in an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) approval first by the company’s audit committee and subsequently by the board of directors is required.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for the purpose of computing such threshold.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “— Compensation of Directors and Executive Officers.”

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•        an amendment to a company’s articles of association;

•        an increase of a company’s authorized share capital;

•        a merger; or

•        interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder as such term is used under the Israeli Companies Law, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of a company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of our ordinary shares on May 31, 2022, by

•        each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•        each of our chief executive officer, chief financial officer and directors; and

•        all of our directors and Senior Management as a group.

Unless otherwise indicated, we believe that all persons named in the tables below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of May 31, 2022 through the exercise of any option, warrant, convertible security or other right. As of May 31, 2022, there were 63,141,012 ordinary shares outstanding.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned
Directors and Senior Management:	Number of Ordinary Shares Beneficially Owned	Percentage
Kobi Marenko(2)	3,756,761	5.95%
Noam Arkind(3)	2,854,015	4.52%
Karine Pinto-Flomenboim(4)	—	0%
Ehud Levy(6)	9,036,429	14.31%
Yair Shamir(6)	4,612,586	7.31%
Mor Assia(7)	6,438,512	10.20%
Boaz Schwartz(8)	184,013	*
E. Scott Crist(9)	5,357,980	8.09%
Thilo Koslowski	—	0%
Alexander Hitzinger	—	0%
All directors and Senior Management as a group(10)	35,846,418	53.48%

Five Percent Holders:
Canaan Partners Israel (CPI) (Cayman) L.P.(11)	9,036,429	14.31%
iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment(12)	6,438,512	10.20%
CEL Catalyst Mobility Ltd.(13)	4,612,586	7.31%
M&G Investment Management Limited(14)	3,500,000	5.54%

____________

*        Less than 1%

(1)      Unless otherwise noted, the address for each named beneficial owner is c/o Arbe Robotics Ltd., 107 HaHashmonaim St., Tel Aviv-Yafo, Israel.

(2)      Consists of 2,849,482 ordinary shares held directly by Mr. Marenko, 4,765 ordinary shares subject to options and 902,514 ordinary shares held by Inter, which is owned by Mr. Marenko, who has the right to vote and dispose of shares owned by Inter.

(3)      Consists of 2,849,482 ordinary shares held directly by Dr. Arkind and 4,533 ordinary shares subject to options.

(4)      Entitled to options and RSUs which has not yet been vested.

(5)      Consists of ordinary shares identified in footnote (11) below. Mr. Levy is affiliated with Canaan Partners Israel (CPI) (Cayman) L.P and may be deemed to have beneficial ownership with respect to these shares. Mr. Levy disclaims beneficial interest in the shares owned by Caanan Partners except to the extent of his pecuniary interest therein.

(6)      Consists of ordinary shares identified in footnote (13) below. Mr. Shamir is affiliated with CEL Catalyst Mobility Ltd. but disclaims any beneficial ownership of the reported shares except to the extent of his pecuniary interest.

(7)      Consists of ordinary shares identified in footnote (12) below. Ms. Assia is affiliated with iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment and may be deemed to have beneficial ownership with respect to these shares. Ms. Assia disclaims beneficial interest in the shares owned by iAngels except to the extent of her pecuniary interest therein.

(8)      Consists of: (i) 170,414 ordinary shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which Account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, among others, is an indirect beneficiary, and (ii) 13,599 ordinary shares subject to options. Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to the shares. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account. The Investment Committee operates by majority, and Mr. Schwartz has joint control and may only act with the vote of one or more of the other members of the Investment Committee.

(9)      Percentage as adjusted includes (i) 1,905,900 ordinary shares issued pursuant to the Merger to Industrial Tech Partners, LLC, the sponsor of ITAC (the “Sponsor”) in respect of ITAC Class B Common Stock owned by the Sponsor, (ii) 340,000 ordinary shares owned by Texas Ventures, and (iii) 3,112,080 ordinary shares issuable upon exercise of private warrants held by the Sponsor. Mr. Crist disclaims any beneficial ownership of the reported shares other than to the extent of his pecuniary interest.

(10)    Includes a total of [ ] ordinary shares subject to option held by directors and members of Senior Management.

(11)    Canaan Partners Israel (CPI) GP L.P. (“CPI General Partner”) is the general partner of Canaan Partners Israel (CPI) (Cayman) L.P. CPI General Partner has the power to direct Canaan Partners Israel (CPI) (Cayman) L.P. to vote and dispose of the shares by decision of its managing partner Mr. Ehud Levy. The business address of the foregoing person is c/o Canaan Partners Israel (CPI) (Cayman) L.P, 12/11 Rav Ashi St., Tel Aviv, Israel.

(12)    Represent shares held by iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels Crowd Ltd. (“iAngels General Partner”) is the general partner of iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels General Partner has the power to direct iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment to vote and dispose of the shares by decision of its Investment Committee. The Investment Committee is comprised of Ms. Mor Assia, Mrs. Shelly Hod Moyal and Mr. David Assia, and each member of the Investment Committee has shared voting and investment power over the shares. Each member of the Investment Committee disclaims any beneficial ownership of the reported shares other than to the extent of her or his pecuniary interest. The business address of each of the foregoing persons is c/o iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment, 18 Rothschild St., Tel Aviv, Israel.

(13)    CEL Catalyst Mobility Ltd. is held by CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P. The directors of CEL Catalyst Mobility Ltd. are Yair Shamir and Shengyan Fan who have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. Each director disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o Catalyst Investment (Israel) III Ltd., 28 Haarbaa St., Tel Aviv, Israel, 6473925.

(14)    Carl Vine, as fund manager, has the right to vote and dispose of shares owned by M&G Investment Management Limited. The address of M&G is 10 Fenchurch Avenue, EC3M 5AG, London UK.

Shares Eligible for Future Sale; Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell hir or her securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted ordinary shares or warrants for at least six months but who are affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of ordinary shares then outstanding); or

•        the average weekly reported trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

In addition to the public holders of ITAC common stock who received ordinary shares pursuant to the Merger and whose shares are freely tradable, substantially all of our shareholders who were shareholders at the time of the Merger, including purchasers in the PIPE offering, and who are not affiliates, are able to sell shares pursuant to Rule 144. Our executive officer and directors and other affiliate are subject to the limitation described above with respect to sales pursuant to Rule 144.

Shareholders holding 36,330,760 ordinary shares have signed a lock-up agreement pursuant to which they agreed not to sell their ordinary shares during the period commencing from the Closing of the Merger (October 7, 2021) and ending one year from such Closing, subject to early release if the closing price of the ordinary shares equals or exceeds $12.00 per share for any 20 out of 30 trading days commencing 150 days after the Closing. Additionally, shareholders beneficially owning 46,984,355 ordinary shares, including the shareholders referred to in the preceding sentence, are parties to an investor rights agreement which provides for a lock up of 270 days from the closing of the Merger, subject to extension under certain conditions, or the date on which the closing price of the ordinary shares equals or exceeds $9.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period.

DESCRIPTION OF ORDINARY SHARES

A summary of the material provisions governing our share capital is described below. This summary is not complete and should be read together with our Restated Articles, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

General

This section summarizes the material rights of the holders of ordinary shares under Israeli Companies Law, and the material provisions of the Restated Articles.

Authorized Capital

The authorized share capital consists of 130,000,000 ordinary shares, par value NIS 0.000216. As of May 31, 2022, we had 63,141,012 ordinary shares outstanding.

All of the outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares are not redeemable and do not entitle their holders to pre-emptive rights. Our Restated Articles and the Israeli Companies Law do not restrict in any way the ownership or voting of ordinary shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel. All ordinary shares have identical rights.

Subject to the rights of holders of shares with special rights (if such shares are issued in the future), holders of paid up ordinary shares are entitled to participate in the payment of dividends and, in the event of a winding-up of us, in the distribution of assets available for distribution, in proportion to their respective shareholdings and in respect of which such dividend is being paid or such distribution is being made, without considering any premium those holders might have paid in excess of that par value.

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the shareholders at a general meeting of shareholders at which a quorum is present, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. We can effect a share distribution or share dividend with board approval. A stock split (as well as other changes to our authorized capital, including an increase to the authorized capital) requires shareholder approval, consisting of the majority of the shareholders present with the required quorum. Modification or abrogation of the rights of any class of shares by the Company requires a shareholder approval of all shares acting as one class, without any required separate resolution of any class of shares.

An increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes hereof, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class, and any such change must be approved by the shareholders.

Any transaction that has the effect of reducing the share capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, requires the approval of both the board of directors and an Israeli court.

Number of Directors

Under our Restated Articles, the board of directors must consist of not less than three but no more than nine directors, including “external directors” if appointed (as defined by the Israeli Companies Law). We presently have nine directors.

Election and Removal of Directors

Pursuant to our Restated Articles, directors will be appointed by a simple majority vote of holders of the voting shares, participating and voting at an annual general meeting of the shareholders. Our ordinary shares are currently our only voting shares.

Under the Israeli Companies Law, an Israeli public company is required to appoint at least two natural persons as “external directors,” unless the company elects to opt out of the requirement to maintain such regime. Appointments of external directors are to be for a term of three years and may be extended for additional three-year terms, subject to certain conditions as provided under the Israeli Companies Law and regulations promulgated thereunder. We have opted out of the external directors regime, and we maintain the current regime, which is based on our Board consisting of a majority of independent directors, using the Nasdaq definition of independent director. For further information, see “Item 6 — Management.”

Our directors are divided into three classes, with one class being elected each year at the Company’s annual general meeting of shareholders for a term of approximately three years, until the third annual general meeting following such election or re-election or generally, until they are removed by a vote of a majority of the voting power of the shareholders represented at the general meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power of the shareholders present and voting. The term of office of each class directors currently serving on our board shall expire at the annual general meeting for 2022 for Class I directors, 2023 for Class II directors and 2024 for Class III directors. Any change in our Restated Articles to amend the provisions relating to a classified board requires the approval of the holders of 60% of the ordinary shares outstanding on the applicable record date.

In addition, our Restated Articles allow our board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under our Restated Articles (which is currently nine members). Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, for a term of office according to the class to which such director was assigned upon appointment.

Under our Restated Articles, a director shall vacate his or her office if that director dies; is declared bankrupt; is declared to be legally incompetent; resigns such office by notice in writing given to the Company; is not re-elected by the shareholders upon expiration of his or her term at the relevant annual general meeting of shareholders; or otherwise as provided in the Israeli Companies Law.

Dividends and Liquidation

We may declare a dividend to be paid to the holders of the ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Restated Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the board of directors; provided that any declaration of a dividend in the absence of sufficient retained earnings or profits, requires the approval of both the board of directors and an Israeli court.

Pursuant to the Israeli Companies Law, dividends may be distributed only out of earnings or earnings generated over the two years preceding the distribution, according to the company’s most recently reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If a company does not meet such criteria, then it may distribute dividends only with court approval. In each case, we would only be permitted to distribute a dividend if the board of directors and the court, if applicable, determines that there is no reasonable concern that distribution of the dividend will prevent us from being able to meet its existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of the ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to holders of a class of shares with preferential rights which may be authorized in the future.

Shareholder Meetings

Under Israeli Companies law, we are required to hold an annual general meeting of our shareholders once every calendar year (an “annual meeting”) and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our Restated Articles as special meetings (“special meetings,” and, together with the annual meeting, “general meetings”). The board of directors may call for special meetings whenever it sees fit, and to set their time and place.

In addition, the Israeli Companies Law provides that the board of directors is required to convene a special meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our issued and outstanding shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four and forty days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

•        amendments to the articles of association;

•        appointment or termination of auditors;

•        appointment of external directors (to the extent required);

•        approval of certain related party transactions as required by law;

•        increases or reductions of authorized share capital;

•        a merger; and

•        resolutions required for the management of the company, in which at such time the board of directors is unable to resolve or perform its duties.

The Israeli Companies Law and the regulations promulgated thereunder require that a notice of any annual general meeting or special meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with Office Holders or interested or related parties, an approval of a merger, approval of compensation policy or approval of compromise or settlement between the company to its creditors or shareholders, notice must be provided at least 35 days prior to the meeting. Under the Israeli Companies Law and our Restated Articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Quorum

Pursuant to the Restated Articles, holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings consists of at least two shareholders present in person or by proxy and holding shares representing in the aggregate at least 25% of our voting power. A meeting adjourned for lack of a quorum will be adjourned either to (i) to the same day in the next week, at the same time and place, or (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the chairperson of the meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). At the adjourned meeting, one or more shareholders, present in person or by proxy shall constitute a quorum.

Voting Requirements

Our Restated Articles provide that all shareholder resolutions require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our Restated Articles. Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) require a special disinterested majority approval (requiring, in addition to the simple majority of shareholders, at least one third the disinterested shareholders participating in the meeting), and approval of certain compensation-related matters require the approval described above under “Board Practices — Committees of the Board of Directors — Compensation Committee” and “— Compensation Policy under the Israeli Companies Law.” Our Restated Articles also provide that the removal of any director from office requires a vote of a majority of the votes cast at a general meeting as long as a quorum is present. Any amendment of the provisions relating to our staggered board requires the vote of 60% of the total voting power of the shareholders. A resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, pursuant to Section 350 of the Israeli Companies Law requires the approval of holders of at least 75% of the voting rights represented at the meeting and voting on the resolution provided that a quorum is present.

Shareholders may vote the number of voting shares that they own on the record date for the applicable general meeting, and voting may be in person or by proxy.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an Office Holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. Under the Israeli Companies Law, a personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest arising solely from holding shares in the company. A ‘personal interest’ includes the personal interest of a person for whom the Office Holder holds a voting proxy or the personal interest of the Office Holder with respect to the officer holder’s vote on behalf of a shareholder for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. If an Office Holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms and that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval.

If an Office Holder has a personal interest in an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) approval first by the company’s audit committee and subsequently by the board of directors is required.

A director and any other Office Holder who has a personal interest in a transaction which is considered by the board of directors or the audit committee may (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for the purpose of computing such threshold.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “Item 6 — Compensation of Directors and Executive Officers.”

Access to Corporate Records

Under the Israeli Companies Law, all shareholders generally have the right to review minutes of the general meetings, the shareholders register, the material shareholders register (which, according to the Israeli Companies Law, is a register of holders of 5% or more of a company’s voting shares), the articles of association, the financial statements, and any document that a company is required by law to file publicly with the Israeli Companies Registrar and other documents as provided in the Israeli Companies Law. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair the interests of the company.

Limitations on Liability and Indemnification of Officers and Directors Exemption, Insurance and Indemnification of Directors and Officers

Exemption.    Under the Israeli Companies Law, a company may not exempt an Office Holder from liability for a breach of the duty of loyalty or from liability arising out of a prohibited distribution to shareholders. Our Articles of Association allow us to exempt in advance, an Office Holder from liability towards the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care other than a breach of the duty of loyalty or from liability arising out of a prohibited distribution to shareholders.

Indemnification.    Under the Israeli Companies Law, a company may indemnify an Office Holder in respect of the following liabilities and expenses incurred by him\her for acts performed as an Office Holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•        a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an Office Holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•        reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder in connection with a monetary sanction or as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such Office Holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her in lieu of criminal proceedings or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•        reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the Office Holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

We provide our directors and other Office Holders with the maximum indemnity permitted by the Israeli Companies Law.

D&O Insurance.    Under the Israeli Companies Law, a company may insure an Office Holder against the following liabilities incurred for acts performed as an Office Holder if and to the extent provided in the company’s articles of association:

•        a breach of the duty of loyalty, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act that resulted in such breach would not prejudice the interests of the company;

•        a breach of duty of care to the company or to any other person;

•        a financial liability imposed on such Office Holder in respect to his or her capacity as an Office Holder in favor of any other person; and

•        any other event, occurrence, matter or circumstances under any law with respect to which the company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in the articles of association, then such provision is deemed to be included and incorporated by reference (including, without limitation, in accordance with section 56h(b)(1) of the Securities Law, if and to the extent applicable, Section 50P of the Competition Law).

Limitations on Exemption, Insurance, and Indemnification.    Under the Israeli Companies Law, a company may not indemnify, exculpate, or insure an Office Holder against any of the following:

•        a breach of the duty of loyalty, except to the extent that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the Office Holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine or forfeiture levied against the Office Holder.

Required Approvals.    Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors and the CEO, also by the general meeting of the shareholders.

Our Restated Articles permit us to exempt, indemnify and insure our Office Holders to the extent permitted by law and the Restated Articles. The Office Holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into indemnification, insurance and exculpation agreements with each of our directors and certain executive officers, undertaking to indemnify, insure and exculpate them to the fullest extent permitted by law.

In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

There is no pending litigation or proceeding against any of our Office Holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any Office Holder.

Exclusive Jurisdiction of Certain Actions

Our Restated Articles provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Our Restated Articles provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a duty owed by any director, officer or other of our employees to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Israeli Securities Law, 5728-1968 or otherwise arising from the holding of our ordinary shares.

Transfer Agent and Warrant Agent

The transfer agent for our ordinary shares and the warrant agent for our warrants is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, telephone: (212) 509-4000.

Anti-Takeover Provisions

Acquisitions under Israeli Law

(a)    Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who do not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

(b)    Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer may be consummated and is deemed to be accepted only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An Office Holder in a company who, in his or her capacity as an Office Holder, performs an action for the purpose of causing failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, will personally be liable for the damages to the purchaser and shareholders, unless such Office Holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

(c)     Mergers

The Israeli Companies Law permits merger transactions if approved by the boards of directors of each of the merging companies and, unless certain conditions described under the Israeli Companies Law are met, a majority of those shareholders of each of the merging companies that voted on the matter provided that a quorum is present. The board of directors of a merging company is required pursuant to the Israeli Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors of the merging companies must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, if one of the merging companies (or any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of one of the merging companies) holds shares in the other merging company, the merger will not be deemed approved if a majority of the shares voted at the shareholders meeting by shareholders other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Israeli Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Anti-Takeover Measures

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to its ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having pre-emptive rights. No preferred shares are currently authorized under our Restated Articles. In the future, if we authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an approval by a resolution of the shareholders at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “— Voting Rights.” In addition, as disclosed under “— Election of Directors” we have a classified board structure, which limits the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

DESCRIPTION OF WARRANTS

Each of our warrants entitles the holder thereof to purchase one ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing December 11, 2021. The Warrants will expire October 7. 2026, which is five years after the effective time of the Merger, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue ordinary shares unless the ordinary shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

The issuance of the warrants was registered pursuant to a registration statement on Form F-4 relating to the issuance of our ordinary shares and warrants to the holders of ITAC’s common stock and warrants pursuant to the Merger with ITAC. We are required to maintain a current prospectus relating to those ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the ordinary shares issuable upon exercise of the warrants is not effective, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the ordinary shares at the time of any exercise of a warrant are not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

We may call the warrants for redemption (excluding the private warrants as described below):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•        if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of the ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such ordinary shares under the blue sky laws of the state of residence in those states in which the ITAC warrants were offered by ITAC in its IPO.

The last of the redemption criterion discussed above is designed to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of our ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, we will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our \management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of ordinary shares issuable upon the exercise of the warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If we call the warrants for redemption and our management does not take advantage of this option, the ITAC Sponsor and its permitted transferees would still be entitled to exercise their warrants issued in respect of their private ITAC warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the ordinary shares outstanding immediately after giving effect to such exercise.

If the number of outstanding ordinary shares is increased by a stock dividend payable in ordinary shares, or by a split-up of shares of ordinary shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering to holders of ordinary shares entitling holders to purchase ordinary shares at a price less than the fair market value will be deemed a stock dividend of a number of ordinary shares equal to the product of (i) the number of ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for ordinary shares) and (ii) one (1) minus the quotient of (x) the price per ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for ordinary shares, in determining the price payable for ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of our ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which our ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of ordinary shares on account of such ordinary shares (or other shares into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event.

If the number of outstanding ordinary shares is decreased by a consolidation, combination, reverse stock split or reclassification of ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares.

Whenever the number of ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of ordinary shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding ordinary shares (other than those described above or that solely affects the par value of such ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of ordinary shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, which reflects an assumption and amendment to the warrant agreement between Continental Stock Transfer & Trust Company and ITAC and provides that we assume the obligations of ITAC under the warrant agreement. You should review a copy of the warrant assumption and amendment agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to our warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding public warrants to make any change in the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one (1) vote for each ordinary share held of record on all matters to be voted on by shareholders.

The warrants issued to the holders of the ITAC private warrants will not be redeemable by us so long as they are held by the Sponsor, the underwriters of ITAC’s IPO or their permitted transferees. The Sponsor, the underwriters and their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described below, the warrants issued in respect of ITAC private warrants have terms and provisions that are identical to those of the warrants issued to holders of the ITAC public warrants, including as to exercise price, exercisability and exercise period. If the warrants issued in respect of the ITAC private warrants are held by holders other than the sponsor, the underwriters or their permitted transferees, such warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants issued in respect of the ITAC public warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the ten trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

In addition, holders of ITAC’s private placement warrants are entitled to certain registration rights, which are assumed by us.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of the ownership and disposition of ordinary shares and Warrants. This discussion applies only to the ordinary shares and Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax effects arising in connection with the ownership and disposition of ordinary shares and Warrants. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•        banks, insurance companies, and certain other financial institutions;

•        regulated investment companies and real estate investment trusts;

•        brokers, dealers, or traders in securities;

•        traders in securities that elect to mark to market;

•        tax-exempt organizations or governmental organizations;

•        U.S. expatriates and former citizens or long-term residents of the U.S.;

•        persons holding ordinary shares and/or Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares and/or Warrants, as the case may be, being taken into account in an applicable financial statement;

•        persons that actually or constructively own 5% or more (by vote or value) of the outstanding ordinary shares;

•        founders, sponsors, officers or directors of ITAC or holders of private placement warrants;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax (and their shareholders);

•        S corporations, partnerships, or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•        U.S. Holders having a functional currency other than the U.S. dollar;

•        persons who hold or received ordinary shares and/or Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

•        tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares and/or Warrants, the tax treatment of an owner of such entity will depend on the status of the owner or participant in the arrangement, the activities of the entity or arrangement, and certain determinations made at the owner or participant level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of ordinary shares and/or Warrants, as the case may be, that is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the U.S.;

•        a corporation (or other entity taxable as a corporation) created or organized in, or under the laws of, the U.S., any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND/OR WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND/OR WARRANTS.

U.S. Federal Income Tax Treatment of Arbe

Tax Residence of Arbe for U.S. Federal Income Tax Purposes

Although we are incorporated in and we are a tax resident in Israel, the IRS may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because we are not so created or organized (but is instead incorporated only in Israel), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance and significant uncertainties as to their application.

Under Code Section 7874, a corporation created or organized outside the U.S. (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of creation or organization relative to such expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”). In order to satisfy the Substantial Business Activities Exception, at least 25% of the employees (by headcount and compensation), real and tangible assets, and gross income of the foreign acquiring corporation’s “expanded affiliated group” must be based, incurred, located, and derived, respectively, in the country in which the foreign acquiring corporation is created or organized. The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Code Section 7874 that are made as part of a plan or made over a 36-month period, making it more likely that Code Section 7874 will apply to a foreign acquiring corporation.

We indirectly acquired substantially all of the assets of ITAC through the Merger. As a result, Section 7874 of the Code may apply to cause us to be treated as a U.S. corporation for U.S. federal income tax purposes following the Merger depending on whether the Section 7874 Percentage equals or exceeds 80%, subject to the applicability of the Substantial Business Activities Exception.

Based upon the terms of the Merger, the rules for determining share ownership under Code Section 7874 and the Section 7874 Regulations, and certain factual assumptions, ITAC and we currently expect that the Section 7874 Percentage of ITAC stockholders in Arbe should be less than 80% after the Merger. Accordingly, we are not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Moreover, former holders of ITAC Common Stock may be deemed to own an amount of ordinary shares in respect to certain redemptions by former holders of ITAC Common Stock prior to the Merger for purposes of determining the ownership percentage of former holders of ITAC Common Stock under Section 7874 of the Code. Accordingly, there can be no assurance that the IRS will not challenge our status as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Code Section 7874 our status as a foreign corporation for U.S. federal income tax purposes, we and certain of our shareholders could be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on us and future withholding taxes on certain of our shareholders. In particular, holders of ordinary shares and/or warrants would be treated as holders of stock and warrants of a U.S. corporation.

However, even if the Section 7874 Percentage was such that we were still respected as a foreign corporation under Code Section 7874, we may be limited in using our equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Merger. If we were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Merger, the Section 7874 Regulations would exclude certain shares of Arbe attributable to the Merger for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Code Section 7874 would apply to such subsequent acquisition.

The remainder of this discussion assumes that we will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Utilization of ITAC’s Tax Attributes and Certain Other Adverse Tax Consequences to us and our Shareholders.

Following the acquisition of a U.S. corporation by a foreign corporation, Code Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Code Section 7874. Specifically, Code Section 7874 can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not meet the Substantial Business Activities Exception.

Based upon the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, and certain factual assumptions, ITAC and we currently expect that the Section 7874 Percentage should be less than 60% after the Merger. Accordingly, the limitations and other rules described above are not expected to apply to us or ITAC after the Merger.

If the Section 7874 Percentage applicable to the Merger is at least 60% but less than 80%, we and certain of our shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates, and the requirement that any U.S. corporation owned by us include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation at a rate of 20%. However, as a blank check company whose assets are primarily comprised of cash and cash equivalents, it is not expected that ITAC will have a significant amount of inversion gain as a result of the Merger.

The determination that the Section 7874 Percentage should be less than 60% after the Merger is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by future changes in tax laws and regulations, with possible retroactive effect) and is subject to certain factual uncertainties. There can be no assurance that the IRS will not challenge whether Arbe is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Arbe, significant adverse tax consequences could result for us and for certain of our shareholders, including a higher effective corporate tax rate on our U.S. Holders.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of ordinary shares and warrants to U.S. Holders

Distributions on ordinary shares

If we make distributions of cash or property on the ordinary shares, such distributions will be treated first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as gain from the sale or exchange of the shares. The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). If we do not provide calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions above under “— Utilization of ITAC’s Tax Attributes and Certain Other Adverse Tax Consequences to Arbe and Arbe’s Shareholders” and below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

•        either (a) the shares are readily tradable on an established securities market in the U.S. or (b) we are eligible for the benefits of a qualifying income tax treaty with the U.S. that includes an exchange of information program;

•        we are neither a PFIC (as discussed below under below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year;

•        the U.S. Holder satisfies certain holding period requirements;

•        the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and

•        the taxpayer does not take the dividends into account as investment income under Code Section 163(d)(4)(B).

There can be no assurances that we will be eligible for benefits of an applicable comprehensive income tax treaty between the U.S. and Israel. In addition, there also can be no assurance that ordinary shares will be considered “readily tradable” on an established securities market in accordance with applicable legal authorities. Furthermore, we will not constitute a qualified foreign corporation for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ordinary shares.

The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to certain exceptions, dividends on ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income”. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing the holder’s taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Exchange, Redemption or Other Taxable Disposition of ordinary shares and Warrants

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ordinary shares or Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ordinary shares and/or Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the U.S. and Israel (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. U.S. Holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise, Lapse, or Redemption of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in an ordinary shares received upon exercise of the Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor (assuming the Merger is not a taxable transaction) and the exercise price. The U.S. Holder’s holding period for an ordinary share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the ordinary shares received generally would equal the U.S. Holder’s basis in the Warrants exercised therefor. If the cashless exercise is not treated as a gain realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “— Sale, Exchange, Redemption or Other Taxable Disposition of ordinary shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the ordinary shares that would have been received in a regular exercise of the Warrants deemed surrendered, net of the aggregate exercise price of such Warrants and (ii) the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s aggregate tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the Warrants deemed exercised and (ii) the aggregate exercise price of such Warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. Holder’s holding period would commence with respect to the ordinary share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Warrants.

Subject to the PFIC rules described below, if we redeem warrants for cash pursuant to the redemption provisions described in the section of this prospectus entitled “Description of Warrants” or if we purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants.”

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this registration statement captioned “Description of Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to the U.S. Holders of such shares as described under “— Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from us equal to the fair market value of such increase in interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the ordinary shares and warrants could be materially different from that described above, if we are treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. An entity treated as a foreign corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•        at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income); or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of the income, assets and operations the of us and our A subsidiaries, there is a substantial risk that we will be a PFIC for U.S. federal income tax purposes for 2021, and we may be a PFIC for U.S. federal income tax purposes for future taxable years.

Nevertheless, whether we are treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our shares and assets, including the composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether we will be a PFIC in 2021 or for any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for 2021 or future taxable years.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns ordinary shares or warrants, we would generally continue to be treated as a PFIC with respect to such holder in a particular year unless (i) we have ceased to be a PFIC and (ii) (a) the U.S. Holder has made a valid “QEF election” (as described below) for the first taxable year in which the holder owned such holder’s ordinary shares in which we are a PFIC, (b) a valid mark-to-market election (as described below) is in effect for the particular year, or (c) the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a “deemed sale” election is made, a U.S. Holder will be deemed to have sold its ordinary shares at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the “deemed sale” election, the ordinary shares with respect to which the “deemed sale” election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s ordinary shares or Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge of ordinary shares and under proposed regulations transfers of Warrants and certain transfers of ordinary shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) of its ordinary shares or warrants (collectively the “excess distribution rules”), unless, with respect to the ordinary shares, the U.S. Holder makes a valid QEF or mark-to-market election as discussed below. Generally, distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or the portion of such U.S. Holder’s holding period for the ordinary shares or warrants that preceded the taxable year of the distribution will be treated as excess distributions. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be treated as ordinary income; and

•        the amount allocated to each other taxable year (or portions thereof) of the U.S. Holder and included in such holder’s holding period will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year without regard to the U.S. Holder’s other items of income and loss for such year; and

•        the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the resulting tax attributable to each such year.

Under the excess distribution rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or warrants cannot be treated as capital gains, even though the U.S. Holder holds the ordinary shares or warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which wbe may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC, a U.S. Holder of our ordinary shares may avoid taxation under the excess distribution rules described above in respect to the ordinary shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its ordinary shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance, however, that we will have timely knowledge of its status as a PFIC in the future or that we will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

A U.S. Holder that makes a QEF election with respect to its ordinary shares would generally be required to include in income for each year that we are treated as a PFIC the U.S. Holder’s pro rata share of our ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the ordinary shares. Any net deficits or net capital losses of us for a taxable year, however, would not be passed through and included on the tax return of the U.S. Holder. A U.S. Holder’s basis in the ordinary shares would be increased by the amount of income inclusions under the QEF rules. Dividends actually paid on the ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the ordinary shares by a corresponding amount. If we own any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to our providing the relevant tax information for each Lower-Tier PFIC on an annual basis. There can be no assurance that we will have timely knowledge of the status of any such Lower-Tier PFIC. In addition, we may not hold a controlling interest in any such Lower-Tier PFIC and thus there can be no assurance we will be able to cause the Lower-Tier PFIC to provide such required information.

If a U.S. Holder does not make a QEF election effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which we are a PFIC (or a mark-to-market election, as discussed below), then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the excess distribution rules to its ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the excess distribution rules described above. As a result of the “deemed sale” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ordinary shares.

It is not entirely clear how various aspects of the PFIC rules apply to the warrants. However, a U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and we were a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above.

If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to the ordinary shares), the QEF election will apply to the newly acquired ordinary shares. Notwithstanding such QEF election, the rules relating to “excess distributions” discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which under proposed regulations will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a “deemed sale” election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing “deemed sale” elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder that is eligible to make a QEF election with respect to its ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

U.S. Holders should consult their tax advisors as to the availability and desirability of a QEF election.

Alternatively, if we are a PFIC and ordinary shares constitute “marketable stock” (as defined below), a U.S. Holder may make a mark-to-market election for such holder’s ordinary shares with respect to such shares for the first taxable year in which it holds (or is deemed to hold) ordinary shares and each subsequent taxable year to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, such U.S. Holder generally will include in income for each year that we are treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any mark-to-market gain or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “— Distributions on ordinary shares,” except the lower rates applicable to qualified dividend income would not apply. Currently, U.S. Holders of warrants will not be able to make a mark-to-market election with respect to their warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ordinary shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that ordinary shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for ordinary shares.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the ordinary shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to such holder’s ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if we are a PFIC.

The rules dealing with PFICs and with the QEF, “deemed sale,” and mark-to-market elections are very complex and are affected by various factors in addition to those described above. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders

The section applies to Non-U.S. Holders of ordinary shares and warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of ordinary shares or Warrants that is for U.S. federal income tax purposes not a U.S. Holder, including:

•        a nonresident alien individual, other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        a foreign estate or trust;

but generally does not include a beneficial owner who has been or is engaged in the conduct of a trade or business within the U.S. or an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition of ordinary shares or Warrants (except to the extent discussed below). If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of exercising redemption rights with respect to ITAC Common Stock or the ownership and disposition of ordinary shares or warrants.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of ordinary shares and Warrants to Non-U.S. Holders

Subject to the discussion below concerning backup withholding, any (i) dividends of cash or property (including constructive distributions treated as dividends as further described under the heading “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of ordinary shares and Warrants to U.S. Holders — Possible Constructive Distributions”) paid or deemed paid to a Non-U.S. Holder in respect of ordinary shares or (ii) gain realized upon the sale or other taxable disposition of ordinary shares and/or Warrants by a Non-U.S. Holder generally will not be subject to U.S. federal income taxation or withholding tax unless:

•        the gain or dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or a “fixed base” in the United States to which such gain is attributable); or

•        in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. Holder, as described under “— U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of ordinary shares and Warrants to U.S. Holders — Exercise, Lapse or Redemption of a Warrant” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the ordinary shares and Warrants.

The characterization for U.S. federal income tax purposes of the redemption of the Non-U.S. Holder’s Warrants generally will correspond to the U.S. federal income tax treatment of such a redemption of a U.S. Holder’s warrants, as described under “— U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of ordinary shares and Warrants to U.S. Holders — Exercise, Lapse or Redemption of a Warrant” above, and the consequences of the redemption to the Non-U.S. Holder will be as described in the first paragraph above under the heading “— U.S. Federal Income Tax Consequences of the Ownership and Disposition of ordinary shares and Warrants to Non-U.S. Holders” based on such characterization.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. Holders of ordinary shares, and the proceeds received on the disposition of ordinary shares effected within the U.S. (and, in certain cases, outside the U.S.), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to ordinary shares and proceeds from the sale, exchange, redemption or other disposition of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be required to be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of their ordinary shares, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Dividends paid with respect to ordinary shares and proceeds from the sale of other disposition of ordinary shares received in the U.S. by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND WARRANTS, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

MATERIAL ISRAELI TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of the ordinary shares. You should consult your own tax advisor concerning the tax consequences of your situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations

The following is a brief summary of certain material Israeli tax laws applicable to us, and certain Israeli Government programs that may benefit us. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of ordinary shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax at a flat rate. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduced the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Benefited Enterprise or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” we may qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

Following are the main tax benefits available to Industrial Companies:

•        Amortization of the cost of purchased patent, rights to use a patent and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•        Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;

•        Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to research and development, including capital expenditures, for the year in which such expenditures are incurred. Expenditures are deemed related to scientific research and development projects, if:

•        The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•        The research and development must be for the promotion of the company; and

•        The research and development are carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version) 5721-1961, or the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing in the year of the payment of such expenses.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location of the facility in which the investment is made in Israel. In order to qualify for these incentives, we are required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011, were entitled to choose to continue and enjoy such benefits, provided that certain conditions are met, or instead elect, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined under the Investment Law) would be entitled, subject to certain conditions and during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to tax at the following rates: (i) Israeli resident corporations — 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals — 20% (iii) Non-Israeli residents (both individuals and corporations) — 20%, or a reduced tax rate as determined under the provisions of any applicable double tax treaty, when relevant.

The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, as defined below), which may be reduced by applying in advance for a withholding tax certificate from the Israel Tax Authority. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instructs a person who holds any of the aforesaid rights how to act, regardless of the source of such right.

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

New tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined under the Investment Law. The corporate tax rate is further reduced to 7.5% with respect to a Preferred Technological Enterprise located in “Development Zone A”. In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gains derived from the sale of certain “Benefitted Intangible Assets” (as defined under the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives a prior approval from the Israel Innovation Authority.

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (including group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gains derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received a prior approval from the Israel Innovation Authority. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% or a lower rate as may be provided in an applicable tax treaty.

The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period), which may be reduced by applying in advance for a withholding tax certificate from the Israel Tax Authority. In addition, if such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company, and other conditions are met, the withholding tax rate will be 4% (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate in advance). However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

We believe that we may be eligible to the tax benefits under the 2017 Amendment. This should be further examined when relevant.

Taxation of our shareholders

Capital Gains Tax on Sales of our ordinary shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if, among other conditions, the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to tax in Israel (unless exempt under the Israeli domestic law as described above). Under the United States Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. Resident, and such U.S. Resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. The United States Israel Tax Treaty does not provide such credit against any United States state or local taxes.

Regardless of whether shareholders may be liable for Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., provide certificate of residency and other relevant documentation).

Capital gains taxes applicable to Israeli resident shareholders

An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%).

An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined under section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2021 plus 3% Surtax).

Certain Israeli institutions who are exempt from tax under section 9(2) or section 129I(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Taxation of Israeli shareholders on receipt of dividends

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, plus 3% Surtax, when applicable. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%, plus 3% Surtax, when applicable. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax.

An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is exempt from tax on dividend.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Certain Material Israeli Tax Considerations — Law for the Encouragement of Capital Investments, 5719-1959 — New tax benefits under the 2017 Amendment that became effective on January 1, 2017.”

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States Israel Tax Treaty, the maximum rate of tax that may be withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, Approved Enterprise or Beneficial Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduced rate under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation to be presented and specific instruction received from the Israeli Tax Authorities to be followed. To the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will be required to comply with certain administrative procedures with the Israeli Tax Authorities in order to receive a refund of the excess tax withheld.

A foreign resident receiving dividend income from an Israeli company, from which the full tax was deducted, will generally be exempt from filing a tax return in Israel, unless liable to Surtax (see below) in accordance with section 121B of the Ordinance.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Certain Material Israeli Tax Considerations — Law for the Encouragement of Capital Investments, 5719-1959 — New tax benefits under the 2017 Amendment that became effective on January 1, 2017.”

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on their annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 647,640 for 2021. This amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate tax or gift tax.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses that we expect to incur in connection with this post-effective amendment. All amounts are estimates.

SEC registration fee	$	*
Legal fees and expenses		15,000.00
Accounting fees		10,000.00
Printing fees		5,000.00
Miscellaneous expenses		5,000.00
Total		$35,000.00

____________

*        A fee of $51,508.63 was paid in connection with the initial filing

LEGAL MATTERS

The validity of our ordinary shares to be issued upon exercise of our warrants has been passed upon by Erdinast, Ben Nathan, Toledano & Co., Tel Aviv, Israel.

EXPERTS

The consolidated financial statements of Arbe as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, have been included herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Arbe has filed with the SEC a post-effective amendment on Form F-1 to the registration statement on Form F-4 under the Securities Act with respect to the securities being sold pursuant to this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Arbe is subject to the information requirements of the Exchange Act and will file annual and other periodic and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet at December 31, 2021 and 2020	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2021, 2020 and 2019	F-6
Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ Equity (Deficiency) for the Years Ended December 31, 2021, 2020 and 2019	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019	F-9
Notes to Consolidated Financial Statements	F-11

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Arbe Robotics Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Arbe Robotics Ltd. and its subsidiaries, (hereinafter: “the Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in redeemable convertible preferred shares and shareholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S generally accepted accounting principles.

Basis of opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2021

Tel Aviv, Israel

March 31, 2022

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$100,811	$2,857
Restricted cash	125	97
Short term bank deposits	—	100
Trade receivable	187	137
Prepaid expenses and other receivables	3,058	830
Total current assets	104,181	4,021

NON-CURRENT ASSETS:
Property and equipment, net	1,165	384
Total non-current assets	1,165	384
Total assets	$105,346	$4,405

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Current maturities of long-term loan	$—	$1,879
Short-term loan	4,916	—
Trade payables	2,005	1,209
Employees and payroll accruals	3,095	1,538
Deferred revenue	726	281
Accrued expenses and other payables	4,725	364
Total current liabilities	15,467	5,271

LONG-TERM LIABILITIES:
Long-term loan	—	676
Convertible loan	—	1,641
Warrant liabilities	10,056	—
Warrants to purchase Series B-1 preferred shares	—	375
Warrants to purchase Series B-2 preferred shares	—	1,159
Total long-term liabilities	10,056	3,851

REDEEMABLE CONVERTIBLE PREFERRED SHARES*:
Seed redeemable convertible preferred shares, NIS 0.000216 par value per share, none authorized or issued at December 31, 2021; 6,938,675 shares authorized as of December 31, 2020; 5,540,254 shares issued and outstanding as of December 31, 2020;	—	650
Series A redeemable convertible preferred shares, NIS 0.000216 par value per share, none authorized or issued at December 31, 2021; 9,251,566 shares authorized as of December 31, 2020; 7,780,937 shares issued and outstanding as of December 31, 2020;	—	9,394
Series A-1 redeemable convertible preferred shares, NIS 0.000216 par value per share, none authorized or issued at December 31, 2021; 6,938,675 shares authorized as of December 31, 2020; 5,460,043 shares issued and outstanding as of December 31, 2020;	—	2,500
Series B redeemable convertible preferred shares, NIS 0.000216 par value per share, none authorized or issued at December 31, 2021; 12,258,325 shares authorized as of December 31, 2020; 10,863,143 shares issued and outstanding as of December 31, 2020;	—	32,159
Series B-1 redeemable convertible preferred shares, NIS 0.000216 par value per share, none authorized or issued at December 31, 2021; 4,625,783 shares authorized as of December 31, 2020; 4,144,887 shares issued and outstanding as of December 31, 2020;	—	10,447
Series B-2 redeemable convertible preferred shares, NIS 0.000216 par value per share, none authorized or issued at December 31, 2021; 1,619,024 shares authorized as of December 31, 2020; 71,977 shares issued and outstanding as of December 31, 2020.	—	290
Total redeemable convertible preferred shares	—	55,440

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data) — (Continued)

SHAREHOLDERS’ EQUITY (DEFICIENCY):
Ordinary Shares, NIS 0.000216 par value; 130,000,000 and 53,196,505 authorized shares; 63,016,856 and 9,272,428 outstanding shares at December 31, 2021 and 2020, respectively*;	-)	-)
Additional paid-in capital	199,469	1,397
Accumulated deficit	(119,646)	(61,554)
Total shareholders’ equity (deficiency)	79,823	(60,157)
Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficiency)	$105,346	$4,405

____________

*)       Represents less than $1.

*        Prior period results have been retroactively adjusted to reflect the 1:46.25783 stock split and the changes in par value from NIS 0.01 to NIS 0.000216 effected on October 7, 2021. See also Note 12, Share Capital, for details.

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2020	2019
Revenues	$2,249	$332	$—
Costs of revenues	1,440	340	—
Gross profit (loss)	809	(8)	—

Operating expenses:
Research and development, net	28,564	12,794	22,012
Sales and marketing	1,814	1,063	1,933
General and administrative	3,709	1,093	1,187
Total operating expenses	34,087	14,950	25,132
Operating loss	33,278	14,958	25,132
Financial expenses, net	24,814	667	475
Net loss	$58,092	$15,625	$25,607
Basic and diluted loss per share attributable to Ordinary Shareholders	$2.64	$1.70	$2.87
Weighted-average number of shares used in computing basic and diluted loss per share attributable to Ordinary Shareholders*	22,027,292	9,205,169	8,910,561

____________

*        Prior period share and per share information has been retroactively adjusted to reflect the 1:46.25783 stock split and the changes in par value from NIS 0.01 to NIS 0.000216 effected on October 7, 2021. See also Note 12, Share Capital, for details.

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE
PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Redeemable convertible preferred Shares
	Seed		Series A		Series A-1		Series B		Series B-1		Series B-2		Total	Ordinary shares			Additional paid-in-capital		Accumulated deficit	Total Shareholders deficiency
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Amount	Number	Amount
Balance at January 1, 2019*	5,540,254	$650	7,780,937	$9,394	5,460,043	$2,500							$12,544	8,909,813	$—	*)	$407		$(20,322)	$(19,915)
Issuance of redeemable convertible preferred shares	—	—	—	—	—	—	10,468,517	30,982	—	—	—	—	30,982	—	—		—		—	—
Conversion of convertible loan	—	—	—	—	—	—	—	—	4,144,887	10,447	—	—	10,447	—	—		—		—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		411		—	411
Warrants to service providers	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		58			58
Exercise of options	—	—	—	—	—	—	—	—	—	—	—	—	—	136,461	—	*)	—	*)	—	— *)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—		(25,607)	(25,607)
Balance at December 31, 2019*	5,540,254	$650	7,780,937	9,394	5,460,043	2,500	10,468,517	$30,982	4,144,887	$10,447	—	—	53,973	9,046,274	—	*)	876		(45,929)	(45,053)
Issuance of redeemable convertible preferred shares	—	—	—	—	—	—	394,626	1,177	—	—	—	—	1,177	—	—		—		—	—
Exercise and conversion of warrants	—	—	—	—	—	—	—	—	—	—	71,977	290	290	—	—		—		—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		439		—	439
Warrants to service providers	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		52		—	52
Exercise of options	—	—	—	—	—	—	—	—	—	—	—	—	—	226,154	—	*)	30		—	30
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—		(15,625)	(15,625)
Balance at December 31, 2020*	5,540,254	650	7,780,937	9,394	5,460,043	2,500	10,863,143	32,159	4,144,887	10,447	71,977	290	55,440	9,272,428	—	*)	1,397		(61,554)	(60,157)

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE
PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data) — (Continued)

	Redeemable convertible preferred Shares
	Seed		Series A		Series A-1		Series B		Series B-1		Series B-2		Total	Ordinary shares			Additional paid-in-capital	Accumulated deficit	Total Shareholders deficiency
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Amount	Number	Amount
Exercise of warrants	—	—	—	—	—	—	—	—	—	—	1,194,886	8,027	8,027	—	—		—	—
Conversion of preferred shares into ordinary shares	(5,540,254)	(650)	(7,780,937)	(9,394)	(5,460,043)	(2,500)	(10,863,143)	(32,159)	(4,144,887)	(10,447)	(1,266,863)	(8,317)	(63,467)	35,056,127	—	*)	63,467	—	63,467
Conversion of convertible loan to ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	3,205,020	—	*)	30,844	—	30,844
Issuance of ordinary shares, net of issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	13,866,887	—	*)	91,990	—	91,990
Exercise of warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	872,614	—	*)	9,222	—	9,222
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—			2,211	—	2,211
Warrants to service providers	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		115	—	115
Exercise of options	—	—	—	—	—	—	—		—	—	—	—	—	743,780	—	*)	223	—	223
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—	(58,092)	(58,092)
Balance at December 31, 2021*	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$—	63,016,856	$—	*)	$199,469	$(119,646)	$79,823

____________

*)       Represents less than $1.

*        Prior period share information has been retroactively adjusted to reflect the 1:46.25783 stock split and the changes in par value from NIS 0.01 NIS to 0.000216 effected on October 7, 2021. See also Note 12, Share Capital, for details.

The accompanying notes are an integral part of the consolidated financial statements.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net loss	$(58,092)	$(15,625)	$(25,607)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	342	228	237
Share-based compensation	2,211	439	411
Warrants to service providers	115	52	58
Revaluation of warrants and accretion	6,599	1,106	26
Revaluation of convertible loan	17,866	—	184
Change in operating assets and liabilities:
Increase in trade receivable	(50)	(137)	—
Decrease (increase) in prepaid expenses and other receivables	(2,228)	(371)	556
Increase (decrease) in trade payables	458	(1,063)	692
Increase in employees and payroll accruals	1,557	367	398
Increase in deferred revenue	445	75	206
Increase (decrease) in accrued expenses and other payables	4,361	(356)	280
Net cash used in operating activities	(26,416)	(15,285)	(22,559)

Cash flows from investing activities:
Change in bank deposits	100	9,860	(8,310)
Purchase of property and equipment	(784)	(156)	(227)
Net cash provided by (used in) investing activities	(684)	9,704	(8,537)

Cash flows from financing activities:
Proceeds from long-term loan and warrants for the purchase of Series B-1 redeemable convertible preferred shares, net of issuance costs of $50	—	—	4,764
Proceeds from short-term loan	4,715	—	—
Repayment of long-term loan	(2,639)	(1,585)	(560)
Proceeds from issuance of redeemable convertible preferred shares and warrants for the purchase of Series B-2 redeemable convertible preferred shares, net of 2019 issuance costs of $230	—	1,190	31,341
Proceeds from recapitalization and PIPE offering, net of issuance costs	98,587	—	—
Proceeds from exercise of warrants	12,859	256	—
Proceeds from exercise of options	223	30	— *)
Proceeds from convertible loan	11,337	1,641	—
Net cash provided by financing activities	125,082	1,532	35,545
Increase (decrease) in cash, cash equivalents and restricted cash	97,982	(4,049)	4,449
Cash, cash equivalents and restricted cash at the beginning of the year	2,954	7,003	2,554
Cash, cash equivalents and restricted cash at the end of the year	$100,936	$2,954	$7,003

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands — (Continued)

	Year ended December 31,
	2021	2020	2019
Supplemental non-cash disclosure:
Exercise of warrants into convertible preferred shares	$4,389	$85	—
Issuance of private warrants	$6,598	—	—
Conversion of convertible loan into preferred shares	$—	—	$10,447
Conversion of convertible loan into ordinary shares upon the recapitalization	$30,844	—	—
Conversion of preferred shares into ordinary shares upon the recapitalization	$63,467	—	—
Purchase of property and equipment	$340	—	—
Supplemental disclosure of cash flows activities:
Interest paid	$209	$411	$259

____________

*)       Represents less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-     GENERAL

a.      Arbe Robotics Ltd. (the “Company”) was founded and registered on November 4, 2015 and commenced its activities in January 2016. The Company, a provider of 4D imaging radar solutions, is leading a radar revolution, enabling safe driver-assist systems today while paving the way for fully autonomous driving in the future. Arbe is empowering automakers, tier-1 suppliers, which are companies that supply parts or systems directly to OEMs, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with next-generation sensing and paradigm-changing perception.

On October 26, 2017, the Company established a Delaware subsidiary, named “Arbe Robotics US Inc”. Arbe Robotics US Inc is engaged mainly in the Company’s sales and will operate as the Company’s distributor in the U.S.

b.      On March 18, 2021, the Company entered into a business combination agreement (the “Merger Agreement”) with Industrial Tech Acquisitions Inc. (“ITAC”), a Delaware corporation that was a special purpose acquisition company (generally known as a SPAC), and whose business was to enter into a business combination agreement. In connection with the Merger Agreement, the Company established a wholly-owned Delaware subsidiary, Autobot MergerSub, Inc. (“Merger Sub”) which was merged into ITAC pursuant to the Merger Agreement.

On October 7, 2021, the business combination was consummated, and Merger Sub merged with and into ITAC, with ITAC becoming a wholly-owned subsidiary of the Company, and the securityholders of ITAC becoming securityholders of the Company. In connection with the Merger, the name of ITAC was changed to Autobot HoldCo, Inc. In connection with the Merger, the Company’s ordinary shares and warrants became listed on the Nasdaq Capital Market under the symbols “ARBE” and “ARBEW”, respectively. See also Note 3 and 12.

c.      The Company depends on a certain supplier for the development and production of its products. If this supplier fails to deliver or delays the delivery of the necessary products, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

d.      The novel coronavirus (“COVID-19”) pandemic has created and may continue to create significant uncertainty in macroeconomic conditions, and the extent of the impact of the pandemic on the Company’s operational and financial performance will depend on various future developments, including the duration and spread of the COVID-19 outbreak and impact on the Company’s customers, suppliers, contract manufacturers and employees, all of which is uncertain at this time. The Company believes that the long-term horizon of its business plans can mitigate the impact of the pandemic.

The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the Company for the period ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES

a.      Basis of presentation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis for all years presented in these financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (cont.)

The consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

b.      Use of estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions including fair value of warrants, share-based compensation and the underlying fair value of the Company’s ordinary shares prior to the merger. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

c.      Consolidated financial statements in U.S. dollars:

A substantial portion the Company’s activity including transactions with customers, as well as equity transactions and cash investments, are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

A subsidiary’s functional currency is the currency of the primary economic environment in which the subsidiary operates; normally, that is the currency of the environment in which a subsidiary primarily generates and expends cash. In making the determination of the appropriate functional currency for a subsidiary, the Company considers cash flow indicators, local market indicators, financing indicators and the subsidiary’s relationship with both the parent company and other subsidiaries. The Company has determined the functional currency of its U.S. subsidiaries is the U.S. Dollar.

Monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement of the Accounting Standard Codification (“ASC”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

Transactions in foreign currency are translated into dollars in accordance with the principles set forth in ASC Subtopic 830-20, Foreign Currency Transaction. Monetary assets and liabilities denominated in foreign currencies of the reporting date are translated to the functional currency at the closing rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currency are translated using the exchange rate at the date of the transaction. Gains and losses from remeasurement assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations.

d.      Concentration of risk:

Most of the Company’s cash and cash equivalents, restricted cash and short-term deposits were deposited with US banks and were comprised mainly of cash deposits and short-term deposits.

The Company’s trade receivable derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (cont.)

e.      Cash and cash equivalents and restricted cash:

The Company considers all highly liquid short-term deposits with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in short term deposits. Restricted cash consists of deposits that serves as collateral for a credit card agreement and lease agreements at one of the Company’s financial institutions.

f.       Short term deposits:

Short-term deposits are bank deposits with an original maturity of more than three months and less than one year from the date of acquisition. The deposits are presented according to their terms of deposit.

g.      Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The following methods and assumptions were used by the Company in estimating the fair value of their financial instruments:

The carrying values of cash and cash equivalents, short-term deposits, restricted cash, trade receivables, prepaid expenses and other current assets, trade payables, employees and payroll accruals and accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of these instruments.

The Company applies ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), with respect to fair value measurements of all financial assets and liabilities. In accordance with ASC No. 820, the Company measures its short-term deposits and warrant liability at fair value. Short-term deposits are classified within Level 1 because these assets are valued using quoted market prices. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

•        Level 3 — Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As a result of the Merger, the Company (i) assumed a derivative warrant liability related to private placement warrants that had been issued by ITAC in connection with its initial public offering and were assumed by the Company pursuant to the Merger Agreement, and (ii) assumed an equity instrument related to public warrants that were issued as part of ITAC’s initial public offering and were assumed by the Company pursuant to the Merger Agreement. The fair value

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (cont.)

of the Company’s public warrants is measured based on the market price of such warrants and are considered a Level 1 fair value measurement. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants and are considered a Level 3 fair value measurement. The private warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. The public warrants are classified as equity. See note 11 and 12c.

h.      Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. Trade receivables are periodically assessed for allowance for doubtful accounts, which is the Company’s best estimate of the amount of credit losses inherent in its existing trade receivable. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the number of receivables in dispute, and the current receivables aging and current payment patterns. No allowance for doubtful accounts was recorded for the years presented.

i.       Property and equipment:

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Repairs and maintenance costs are expensed as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:
%
Computers and peripheral equipment	15 – 33
Office furniture and equipment	7 – 15
Leasehold improvement	(*)

__________

(*)      Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvements.

j.       Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” a (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2021, 2020 and 2019, no impairment losses were identified.

k.      Accrued post-employment benefit:

Under Israeli employment laws, the Company’s Israeli employees are included under Section 14 of the Severance Compensation Act, 1963 (“Section 14”) for a portion of their salaries. Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, deposited on their behalf to their chosen insurance funds. Payments made in accordance with Section 14 release the Company from any future severance payments in respect of those employees.

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (cont.)

Payments to the insurance companies in accordance with Section 14 release the Company from any future severance payments with respect to those employees. The obligation to make the monthly deposits is expensed as incurred. In addition, the aforementioned deposits are not recorded as an asset in the consolidated balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments. Severance costs amounted to approximately $826, $466 and $440 for the year ended December 31, 2021, 2020 and 2019, respectively.

l.       Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation — Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the Company’s statements of operations over the requisite service periods.

The Company measures its share-based payment awards made to employees, directors, and non-employee service providers based on estimated fair values. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model which requires several assumptions, of which the most significant are the expected share price volatility and the expected option term. The Company recognizes forfeitures of equity-based awards as they occur. For graded vesting awards, the Company recognizes compensation expenses based on the straight-line method over the requisite service period.

For nonemployees, the Company implemented Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” and accordingly, estimates the fair value of equity-based awards to nonemployees on the date of grant using an option-pricing model.

m.     Net loss per share attributable to ordinary shareholders:

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its convertible preferred shares, which were outstanding through the closing of the merger with ITAC pursuant to the Merger Agreement, to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, equal to the higher of their original issue price pro-rata basis assuming conversion of all convertible preferred shares into ordinary shares and that there are no preferences to any holders of any shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (cont.)

calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

n.      Other Comprehensive loss:

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the period presented.

o.      Leases:

Leases are classified as either capital or operating leases at their inception. In certain lease agreements, the Company may receive renewals or expansion options, rent holidays, and other incentives. For operating leases, the Company recognizes lease costs on a straight-line basis once control of the leased asset is achieved, without regard to deferred payment terms such as rent holidays that defer the required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement. For the periods reported the Company did not have any capital leases. See note 2u2.

p.      Revenue recognition:

The Company follows the provisions of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which apply to all contracts with customers. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine the appropriate revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps:

•        Identify the contract(s) with a customer;

•        Identify the performance obligations in the contract;

•        Determine the transaction price;

•        Allocate the transaction price to the performance obligations in the contract; and

•        Recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within the contract and determines the performance obligations and assesses whether each promised good or service is distinct.

The Company evaluates each performance obligation to determine if it is satisfied at a point in time or over time.

Nature of Products and Services

The Company derives its revenues mainly from sales of chipsets and prototype radar systems to be installed onto automotive vehicles. Revenue from chipsets and prototype radar systems is recognized at a point in time when the control of the goods is transferred to the customer, generally upon delivery.

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (cont.)

Right of Return

The Company’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit. Therefore, the Company does not estimate returns and generally recognizes revenue at contract price upon product delivery.

Deferred Revenue

Deferred revenues, which represent a contract liability, where the company has an obligation to transfer goods or services to the customer for which it received consideration (or the consideration is payable) from the customer.

q.      Research and development expenses, net:

Research and development costs, net of grants received, are charged to the consolidated statement of operations as incurred.

r.       Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This standard prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial statement carrying amount and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the tax benefit from a tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority using the facts, circumstances, and information available at the reporting date.

s.       Contingent Liabilities

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2021, and 2020, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

t.       Business Combination

The Company has considered the provisions of ASC 805 in making the statements that the Merger with ITAC is intended to be accounted for as a recapitalization in accordance with GAAP and that the Company is the accounting acquirer. The transaction is not considered a business combination because ITAC (a SPAC), the accounting acquiree, does not meet the definition of a business under ASC 805. The transaction is accounted for as a recapitalization, with no goodwill or other intangible assets recorded.

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES (cont.)

u.      Recently issued accounting pronouncements not yet adopted:

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflects this election.

1.      In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which will replace the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

2.      In February 2016, the FASB issued ASU 2016-02 - Leases, requiring the recognition of lease assets and liabilities on the balance sheet. The standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. The standard is effective for public entities for fiscal years beginning after December 15, 2018, and for the Company for fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 The guidance will be effective for the Company beginning January 1, 2022.

The standard will have an impact on our consolidated balance sheets. In addition, a material portion of the Company’s leases are denominated in currencies other than the functional currency, mainly in NIS. As a result, the associated lease liabilities will be remeasured using the current exchange rate in the future reporting periods, which may result in material foreign exchange gains or losses. Other than the matters discussed above, the standard is not expected to have a material impact on the consolidated statements of operations or cash flows. Following adoption of the new standard, we expect to recognize additional operating liabilities of approximately $564 with corresponding right of use (“ROU”) assets of approximately the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases, as of January 1, 2022.

NOTE 3:-     BUSINESS COMBINATION

On March 18, 2021, the Company entered into the Merger Agreement with ITAC. The Merger was consummated on October 7, 2021. Pursuant to the Merger Agreement, Merger Sub, the Company’s wholly-owned subsidiary, was merged with and into ITAC, with ITAC continuing as a wholly-owned subsidiary of the Company under the name Autobot HoldCo, Inc.

Pursuant to the business combination agreement, the Company effected a recapitalization on October 7, 2021, as follows:

(a)     each warrant to purchase the Company’s Ordinary Shares or the Company’s redeemable convertible preferred shares was exercised in accordance with the terms of applicable warrants (other than the warrants which survived the Merger), (b) immediately following such exercise by the holders exercising the Company’s warrants, each outstanding redeemable convertible preferred share was converted into Ordinary Shares in accordance with the Company’s then

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-     BUSINESS COMBINATION (cont.)

existing articles and (c) the Company effected a recapitalization of the Ordinary Shares in the form of a 1:46.25783 stock split and, accordingly, par value of the Ordinary Shares was changed from NIS 0.01 to NIS 0.000216. The stock split was based on a valuation of the Ordinary Shares after the recapitalization of $525,000, with each Ordinary Share being valued at $10.00, and (d) with respect to outstanding options and warrants to purchase Ordinary Shares, the number of Ordinary Shares issuable upon exercise of such security will be multiplied by the foregoing conversion ratio, which reflects the stock split, and the exercise price of such security will be multiplied by the foregoing conversion ratio. Fractional shares were rounded to the closest integral number of Ordinary Shares, with a half-share being rounded to the next higher number of shares.

Pursuant to the Merger, Arbe issued to ITAC securityholders (a) 3,866,842 Ordinary Shares to the holders of ITAC common stock and (b) 10,735,680 Arbe warrants to the holders of ITAC warrants, of which 7,623,600 warrants were public warrants and 3,112,080 warrants were private warrants.

Contemporaneously with the closing of the Merger, the PIPE Investors purchased 10,000,000 Ordinary Shares at a purchase price of $10.00 per share, for a total of $100,000 pursuant to the PIPE subscription agreements.

Upon the Merger, which followed the consummation of the recapitalization, Autobot MergerSub Inc. was merged with and into ITAC, which continues as a wholly-owned subsidiary of the Company, and in connection therewith, (a) each share of ITAC Common Stock issued and outstanding immediately prior to the Merger was cancelled, and the holders of ITAC securities received the right to receive an equal number of the Company’s Ordinary Shares, and (b) each ITAC warrant was exchanged for the right to receive the Company’s warrant to purchase the same number of the Company’s Ordinary Shares at the same exercise price during the same exercise period as the ITAC warrant being exchanged. The underwriter of ITAC’s initial public offering held an option to purchase ITAC common stock and warrants and the underwriter’s option were assumed by the Company.

Total gross proceeds resulted from the Business Combination were approximately $118,288 out of which total transaction costs amounted to approximately $16,707. The total gross proceeds include the $100,000 from the sale of 10,000,000 ordinary shares to PIPE investors at $10.00 per share.

NOTE 4:-     REVENUE

Disaggregation of Revenues

Revenue disaggregated by geography for the years ended December 31, 2021 and 2020, based on the billing address of the Company’s customers, consists of the following (in thousands):
	Year ended December 31,
	2021		2020
	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by geography:
USA	$63	2.8%	$105	31.6%
Sweden	928	41.2%	—	—
Germany	351	15.6%	80	24.1%
Israel	34	1.5%	69	20.8%
China	702	31.2%	35	10.6%
Switzerland	53	2.4%	—	—
Hong Kong	35	1.6%	34	10.2%
Other	83	3.7%	9	2.7%
Total revenue	$2,249	100%	$332	100%

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-     REVENUE (cont.)

The Company had no revenue in the year ended December 31, 2019.

Out of the $281 deferred revenue balance as of December 31, 2020, $245 were recognized as revenue for the year ended December 31, 2021.

Contract Liabilities

Contract liabilities consist of deferred revenue and customer advanced payments. Deferred revenue includes billings in excess of revenue recognized related to product sales and is recognized as revenue when the Company performs under the contract. Customer advanced payments represent required customer payments in advance of product shipments according to customer’s payment term. Customer advance payments are recognized as revenue when control of the performance obligation is transferred to the customer.

Contract liabilities presented as deferred revenue amounted to $205 and $281 as of December 31, 2021 and 2020, respectively.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and services revenue not yet performed. As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $2.3 million, which the Company expects to recognize as revenue during 2022.

NOTE 5:-     PREPAID EXPENSES AND OTHER RECEIVABLES
	December 31,
	2021	2020
Government authorities	$276	$150
Deposits	75	68
Grants receivable	305	597
Prepaid expenses and other	2,402	15
	$3,058	$830

NOTE 6:-     PROPERTY AND EQUIPMENT
	December 31,
	2021	2020
Cost:
Equipment	$1,791	$763
Leasehold improvement	242	168
Office furniture and equipment	97	76
	2,130	1,007

Accumulated depreciation	965	623
Property and equipment, net	$1,165	$384

Depreciation expense for the years ended December 31, 2021, 2020 and 2019 was $342, $228 and $237, respectively.

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-     SHORT-TERM LOAN

On August 16, 2021, the Company and its wholly-owned U.S. subsidiary, Arbe Robotics US, Inc., entered into a debenture agreement with Scintilla Fund L.P. (“Scintilla”) pursuant to which, over a certain period the Company can withdraw a term loan up to a total amount of $10,000.

In August 2021, the Company borrowed the first tranche of $5,000, part of which was used to prepay certain then outstanding loans. The Company had the right to borrow an additional $5.0 million within 90 days from the initial disbursement but did not exercise this right. The loan matures on July 1, 2022 and bears interest at 10% per annum. The Company paid a $250 facility arrangement fee at the initial closing and is obligated to pay a fee equal to 4% of the amount borrowed when the loan is repaid.

The loan is secured by a security interest in all of the assets of the Company including its holdings in the U.S. subsidiary and the debenture contains affirmative, negative and financial covenants. Affirmative covenants include, among other things, the delivery of financial and other information. Negative covenants include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, investments and transactions with affiliates. The Company was in compliance with all its financial covenants under the agreement at December 31, 2021. Interest expense for this loan for the year ended December 31, 2021 was $354.

NOTE 8:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.      Lease commitments:

On December 11, 2017, the Company entered into a lease agreement for its operating facilities. The lease agreement had an initial term commencing March 1, 2018 through February 28, 2021 and is automatically renewable unless the Company provides a notice 120 days before the end of the lease term. Such notice was not provided and the agreement was renewed until February 28, 2024.

On December 30, 2018, the Company entered into a new lease agreement for an additional floor in the same building. The new lease agreement commenced on January 1, 2019 and ended on December 31, 2020 and the Company has a renewal option which was exercised, as a result of which lease term was extended to December 31, 2022.

On June 24, 2021, the Company has entered into a lease agreement for its operating facilities. The lease agreement has a term from July 1, 2021 through December 31, 2022 and is automatically extended for an additional year unless the Company provides a notice of termination 30 days before the end of the initial lease term.

The minimum future lease payments due under the non-cancelable lease agreements subsequent to December 31, 2021, are as follows:
Year ending December 31,	Operating lease
2022	294
2023	268
2024	36

a.      Expenses for lease of facilities for the years ended December 31, 2021, 2020 and 2019 were approximately $283, $237 and $236, respectively.

b.    The Company participated in programs sponsored mainly by the Israeli government for the support of its research and development activities. Through December 31, 2021, the Company had obtained grants from the Israel Innovation Authority (“IIA”) aggregating $4,382 for certain of its research and development projects. The Company is obligated to pay royalties to the IIA,

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-     COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

amounting to 3% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products.

c.      Obligations under the Scintilla debenture (see Note 7) are secured by a pledge of substantially all of the assets of the Company and the guarantors, and contains affirmative, negative and financial covenants.

NOTE 9:-     CONVERTIBLE LOAN

During December 2020, the Company received an amount of $1,641 as part and on the account of an additional advance investment agreement in a total amount of $12,978 (the “Advanced Amount”) which was entered into during the first quarter of 2021. The advance investment amount is convertible into an equity investment in the Company upon the occurrence of certain events.

The advance investment agreements above were presented as liabilities on the consolidated balance sheet at fair value in accordance with ASC 480 “Distinguishing Liabilities from Equity”, as their conversion upon an Equity Financing or Liquidity Event requires the delivery of a variable number of shares at a fixed value known at inception (i.e. principal amount). The liability then, will be remeasured every reporting period with any change to fair value recorded within financial expenses in the statements of operations.

As a result of the Merger and the recapitalization pursuant to the Merger Agreement (see Note 3), the convertible loan was fully converted to ordinary shares and classified as equity. Upon recapitalization, the $30.84 million convertible loan was converted into 3,205,020 Ordinary Shares and the derivative liability was eliminated.

NOTE 10:-   LONG TERM LOAN

On February 21, 2019, the Company entered into an agreement (“Kreos Loan”) with Kreos Capital VI (Expert Fund) L.P, (“Kreos”) under which over certain period, the Company can withdraw a term loan up to total amount of $5,000. The first amount of $3,000 was received in February 2019 and additional amount of $2,000 was received in November 2019. The loans bear interest at 11% per annum, and following first three months of interest payments, the loan was payable by thirty-three equal monthly payments of principal and interest. The Company issued to Kreos warrants to purchase of a number of convertible Series B-1 convertible preferred shares, for an aggregate exercise price of $550. The Company considers the loan as credit facility and as the warrants are transferable separately from the loan, the warrants were classified as freestanding and treated as liability pursuant to ASC 480 and remeasured every reporting period with any change to fair value recorded within financial expenses in the statements of operations. During 2021 and 2020, the Company recognized $1,247 and $235 with respect to these warrants as finance expenses, respectively. As of December 31, 2021 and 2020, the warrants liability amounted to $1,621 and $375, respectively. In August 2021, the loan was fully repaid with the first tranche of the Scintilla debenture agreement.

NOTE 11:-   WARRANTS LIABILITY

As a result of the Merger, the Company assumed a derivative warrant liability related to 3,112,080 private placement warrants that had been issued by ITAC and assumed by the Company pursuant to the Merger Agreement. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants and are considered a Level 3 fair value measurement. The private warrants are

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-   WARRANTS LIABILITY (cont.)

measured at each reporting period, with changes in fair value recognized in the statement of operations. The private warrants reported as liabilities in the Consolidated Balance Sheet at December 31, 2021 since the warrants do not meet the criteria for equity classification. See Note 3.

The private placement warrants, so long as they are held by their permitted transferees, (i) were not be redeemable by the Company (ii) may be exercised by the holders on a cashless basis and (iii) are entitled to registration rights pursuant to an amendment to the registration rights agreement pursuant to which the Company assumed.

The private warrants are presented as liabilities on the consolidated balance sheet at fair value in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The liability then, will be remeasured every reporting period with any change to fair value recorded within financial expenses in the statements of operations.

NOTE 12:-   SHARE CAPITAL

a.      Upon the closing of the Business Combination Agreement on October 7, 2021, the Company’s board of directors and shareholders approved a 1:46.25783 stock split and a change in par value from NIS 0.01 to NIS 0.000216. As a result, all Ordinary shares, Preferred Shares, options for Ordinary Shares, warrants to Preferred Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split and change in par value had been in effect as of the date of these consolidated financial statements.

b.      Ordinary shares confer upon the holders’ voting rights. The holders of Ordinary Shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors.

c.      As a result of the Merger, the Company issued 7,623,600 public warrants. The public warrants reported as shareholders equity in the Consolidated Balance Sheet on December 31, 2021 since the warrants meet the criteria for equity classification. See Note 3.

In November 2021, the Company issued 801,929 Ordinary Shares upon exercise of public warrants and received total gross proceeds of $9,222.

In November, 2021, the Company issued 70,685 Ordinary Shares upon the cashless exercise of the underwriter’s unit purchase option assumed by the Company pursuant to the Merger Agreement.

During 2021, the Company issued a total of 354,613 Ordinary Shares upon exercise of outstanding warrants that had been issued pursuant to service agreements, from which the Company received total proceeds of $142.

NOTE 13:-   CONVERTIBLE PREFERRED SHARES

In June and December 2019, the Company issued shares of Series B convertible preferred shares aggregated to 10,468,517 shares and 975,855 Warrants to purchase Series B-2 preferred shares for total gross proceeds of $31,571. In addition, the Company issued 4,144,887 shares of Series B-1 convertible preferred shares for $2.41 per share representing the conversion of the principal amount of convertible loan of $10,000.

In March 2020, the Company issued additional 394,626 shares of Series B convertible preferred shares and 36,775 Warrants to purchase Series B-2 preferred shares for total proceeds of $1,190.

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-   CONVERTIBLE PREFERRED SHARES (cont.)

In December 2020, Warrants B-2 were exercised resulting with the issuance of 71,977 shares of Series B-2 convertible preferred shares for total gross proceeds of $256.

During 2021, Warrants B-2 that were outstanding on December 31, 2020 were exercised resulting with the issuance of 1,021,974 shares of Series B-2 convertible preferred shares for total gross proceeds of $3,637, and an additional 172,912 Series B-2 convertible preferred shares were issued upon the cashless exercise of Warrants B-2.

Pursuant to the Merger Agreement and pursuant to shareholder approval (see Note 3) effective October 7, 2021, the Company affected the Recapitalization pursuant to which (a) Warrants to purchase Ordinary Shares and Preferred Shares were exercised in accordance with their respective terms; (b) immediately following such exercise, each outstanding convertible preferred share was converted into Ordinary Shares in accordance with the Company’s then existing Articles in an aggregate amount upon full conversion of $63,467, and (c) immediately following such conversion, pursuant to the Recapitalization, the Company effected a 46.25783-for-one stock split and par value of the ordinary shares was changed from NIS 0.01 per share to NIS 0.000216 per share, with the result that, following the Recapitalization and prior to the Merger there were 35,056,127 Ordinary Shares outstanding, and the Ordinary Shares are the only class of capital shares outstanding.

Pursuant to the Merger Agreement, the Company adopted its restated articles, pursuant to which the Company’s authorized capital consisted of 130,000,000 Ordinary Shares, with a par value of NIS 0.000216 per share

NOTE 14:-   SHARE-BASED COMPENSATION

a.      General:

During 2016, the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”) which provides the Company with the ability to grant its employees, directors and service providers options to purchase Ordinary Shares of the Company, at a purchase price as determined by the Board of Directors at the date of grant. 3,384,454 Ordinary shares were initially reserved for issuance under the 2016 Plan.

In the years 2020 and 2019, the Board of Directors approved in each year an increase of 462,578 in the number of Ordinary Shares available for issuance upon future grants, respectively. Each option granted under the Plan expires no later than seven years from the date of grant or 60 days after termination of employment. The options generally vest over four years of employment.

In August 2021, the Board of the Company approved and in September 2021 the shareholders approved, the Arbe Robotics Ltd. 2021 Equity Incentive Plan (the “2021 Plan”) which became effective upon to the closing of the merger with ITAC. The 2021 Plan covers (a) 4,079,427 ordinary shares plus (b) (and without the need to further amend the Plan) on January 1 of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031), a number of Shares equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (ii) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur. Upon the adoption of the 2021 Plan, the Company will no longer grant any awards under the 2016 Plan, although previously granted options under the 2016 Plan will remain outstanding and governed by the 2016 Plan and awards available for grant under the 2016 Plan which had not been issued or which expired unexercised may be issued pursuant to the 2021 Plan.

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-   SHARE-BASED COMPENSATION (cont.)

b.      Share option and RSU’s plans:

A summary of the stock option activity under the Company’s equity plans during the years ended December 31, 2021, 2020 and 2019 is as follows:
	Outstanding share options	Weighted- average exercise price ($)	Weighted average remaining contractual life (years)	Aggregate intrinsic value ($ in thousands)
Options:
Outstanding as of December 31, 2018	3,213,497	0.447	5.839	244,579
Granted	847,443	1.295
Forfeited	(368,675)	0.599
Exercised	(136,461)	0.000	2.875
Outstanding as of December 31, 2019	3,555,804	0.652	5.024	109,779
Granted	932,835	1.199
Forfeited	(494,450)	1.042
Exercised	(226,155)	0.132	2.072
Outstanding as of December 31, 2020	3,768,034	0.767	4.626	119,146
Granted	1,966,916	7.250
Forfeited	(117,863)	0.972
Exercised	(155,750)	0.602	2.684
Outstanding as of December 31, 2021	5,461,337	3.102	5.363	16,713,971
Exercisable as of December 31, 2021	2,854,952	0.671	3.329
Options available for future grants	36,981

A summary of the Company’s RSUs activity during the year ended December 31, 2021 is as follows:
Number of RSUs
Outstanding as of January 1, 2021	—
Granted	1,968,974
Vested	—
Forfeited	—
Outstanding as of December 31, 2021	1,968,974

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-   SHARE-BASED COMPENSATION (cont.)

c.      Fair value factors:

The following table sets forth the parameters used in computation of the options compensation to employees:
	Year ended December 31,
	2021	2020	2019
Expected term, in years	4.61 – 6.11	4.61	4.61
Expected volatility	42% – 46%	42.02% – 42.64%	42.81% – 50.15%
Risk-free interest rate	0.49% – 1.28%	0.24% – 1.42%	1.51% – 2.20%
Expected dividend yield	0%	0%	0%

Fair value:

Prior to the merger, in determining the fair value for share options granted, the board of directors considered the fair value of the ordinary shares as of each grant date. The fair value of the ordinary shares underlying the share options was determined by the board of directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the ordinary shares, arm’s length sales of the Company’s capital stock, the effect of the rights and preferences of the Company’s preferred shareholders, and the prospects of a liquidity event, among others. Subsequent to the closing of the Merger pursuant to the Business Combination Agreement, the fair value of the Ordinary Shares is the market price of the Ordinary Shares.

Expected volatility:

As the Company was privately owned until October 2021, there is not sufficient historical volatility for the expected term of the stock options. Therefore, the Company uses an average historical share price volatility based on an analysis of reported data for a peer group of comparable publicly traded companies which were selected based upon industry similarities.

Expected term (years):

Expected term represents the period that the Company’s option grants are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the stock options. Therefore, the Company elected to utilize the simplified method to value option grants. Under this approach, the weighted-average expected life is presumed to be the average of the shortest vesting term and the contractual term of the option.

Risk-free interest rate:

The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected dividend yield:

The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-   SHARE-BASED COMPENSATION (cont.)

d.      The following table presents share-based compensation expense included in the Company’s consolidated statements of operations:
	Year ended December 31,
	2021	2020	2019
Research and development	$1,518	$320	$303
Sales and marketing	217	65	72
General and administrative	419	46	36
Cost of revenues	57	8	—
Total share-based compensation expense	$2,211	$439	$411

Share based compensation expenses are not deductible for income tax purposes, and therefore the Company did not recognize any tax benefits related to the share-based compensation for the years ended December 31, 2021, 2020 and 2019.

Awards to certain executive officers require shareholder approval. The Compensation Committee and the Board of Directors have approved during 2021 equity-based awards to certain executive officers which require shareholder approval which will be presented at the 2022 annual general meeting. These awards were not included in share-based compensation for 2021 and will be deemed granted on the day of the shareholder approval, if approved thereby.

e.      On August 1, 2019, the Company signed an agreement with IC-Logic GmbH (“IC-Logic”), pursuant to which in exchange for development services, the Company issued IC-Logic warrants to purchase 92,516 Ordinary Shares, with an exercise price of $1.22. The warrants were exercised in 2021.

The Company adopted ASU 2018-07 and accordingly measured at the grant dates of each of the above warrants issued to service providers their fair value using Black and Scholes model, which requires inputs such as exercise price, estimated ordinary share price, expected dividend yield, estimated ordinary share price volatility and risk-free interest rate. During 2021, 2020 and 2019, the Company recognized the total fair value of the warrants of development related service providers in the amounts of $116, $52 and $58, respectively.

NOTE 15:-   NET LOSS PER SHARE ATTRIBUTIBLE TO ORDINARY SHARHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:
	Year ended December 31,
	2021	2020	2019
Numerator:
Net loss	$(58,092)	$(15,625)	$(25,607)
Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, basic and diluted	22,027,292	9,205,169	8,910,561
Loss per share attributable to ordinary shareholders, basic and diluted	$(2.64)	$(1.70)	$(2.87)

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-   NET LOSS PER SHARE ATTRIBUTIBLE TO ORDINARY SHARHOLDERS (cont.)

The potential Ordinary Shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:
	Year ended December 31,
	2021	2020	2019
Convertible preferred shares	26,499,069	33,729,498	23,224,206
Outstanding share options	1,362,786	1,656,585	1,341,662
Total	27,861,855	35,386,083	24,565,868

NOTE 16:-   TAXES ON INCOME

a.      General:

Israeli tax rate:

b.

The Corporate tax rate in Israel relevant to the Company in 2019, 2020 and 2021 — 23%.

A company is taxable on its real (non-inflationary) capital gains at the corporate tax rate in the year of sale.

United States:

The Company’s subsidiaries are separately taxed under the U.S. tax laws at a corporate rate of 21%.

b.      Loss before income taxes:

The following are the domestic and foreign components of the Company’s loss before income taxes:
	Year ended December 31,
	2021	2020	2019
Domestic	$(58,092)	$(15,625)	$(25,607)
Foreign	—	—	—
Total	$(58,092)	$(15,625)	$(25,607)

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:-   TAXES ON INCOME (cont.)

c.      Taxes on income:

The reconciliation of the income tax benefit that would result from applying the Israeli statutory tax rate to the Company’s reported income tax (benefit) is as follows:
	Year ended December 31,
	2021	2020	2019
Loss before income taxes, as reported in the consolidated statements of operations	$58,092	$15,625	$25,607
Statutory tax rate	23%	23%	23%

Income tax benefit at statutory tax rate	$(13,361)	$(3,594)	$(5,890)
Non-deductible expenses	6,096	358	156
Remeasurement of deferred taxes from currency exchange	209	(1,093)	(444)
Change in valuation allowance	7,023	4,316	6,162
Effect of other non-deductible differences	33	13	16
Reported income taxes benefit	$—	$—	$—

d.      Net operating loss carryforward:

As of December 31, 2021, the Company had a net operating loss carryforward for Israeli tax purposes of approximately $70,612. These net operating loss carryforwards can be carried forward and offset against taxable income indefinitely.

e.      Deferred tax assets and liabilities:

Deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and for carryforwards.

The principal components of the Company’s deferred tax assets are as follows:
	December 31
	2021	2020
Deferred tax assets:
Net operating loss carry forwards	$16,241	$11,201
Research and development	5,165	3,394
Employees and payroll accrual	365	176
Property and equipment	61	38
Total deferred tax assets	21,832	14,809
Valuation allowance	(21,832)	(14,809)
Deferred tax assets, net of valuation allowance	$—	$—

ARBE ROBOTICS LTD. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:-   TAXES ON INCOME (cont.)

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences in Israel will not be realized and accordingly, a valuation allowance has been provided.

f.       Tax assessments:

The Company has not received final tax assessments since its incorporation.

g.      Unrecognized Tax Benefits:

As of December 31, 2021, 2020 and 2019, the Company did not have any unrecognized tax benefits and does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s accounting policy is to accrue interest and penalties related to an underpayment of income taxes as a component of income tax expense.

NOTE 17:-   SEGMENT INFORMATION

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Revenue by geographical region can be found in the revenue recognition disclosures in Note 4

The following table presents the Company’s property and equipment, net of depreciation, by geographic region:
	December 31
	2021		2020
Israel	$1,165		$383
United States	—	*)	1
Total property and equipment, net:	$1,165		$384

__________

*)       Represents less than $1

Major Customers:

During the year ended December 31, 2021, the Company had three customers that accounted for 41.1%, 31.2% and 15.6%, respectively, of revenues. During the year ended December 31, 2020, the Company had two customers that accounted for 21.1% and 10.3%, respectively, of revenues. There were no revenues during the year ended December 31, 2019.

NOTE 18:-   SUBSEQUENT EVENTS

On January 1, 2022, the Company’s option pool was increased by 3,150,843 pursuant to the 2021 Incentive Plan. See Note 14a.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.       Indemnification of Directors and Officers

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate in advance an office holder from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Arbe’s Restated Articles include such a provision. A company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•        a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•        reasonable litigation expenses, including attorneys’ fees, incurred by the office holder in connection with a monetary sanction or as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•        reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•        a breach of the duty of loyalty to the company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the company;

•        a breach of duty of care to the company or to any other person;

•        a financial liability imposed on such Office Holder in respect to his or her capacity as an Office Holder in favor of any other person; and

•        any other event, occurrence, matter or circumstances under any law with respect to which the company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in the articles of association, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the Competition Law).

Under the Israeli Companies Law, a company may not indemnify, exculpate, or insure an office holder against any of the following:

•        a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•        a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors and CEO, also by shareholders.

The Company’s Restated Articles permit Arbe to exculpate, indemnify and insure its office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. The office holders are currently covered by a directors and officers’ liability insurance policy.

The Company has entered into agreements with each of its directors and certain executive officers exculpating them, to the fullest extent permitted by law, from liability to the Company for damages caused to it as a result of a breach of duty of care, and undertook to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on the Company’s activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to $__ million. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 7.       Recent Sales of Unregistered Securities

During the past three years, the Company made the following sales of unregistered securities:

1.      In 2019, the Company issued Preferred B-1 Shares, which, upon the Recapitalization, became 4,144,887 ordinary shares, at a price of $2.41 per share, for an aggregate purchase price of approximately $10 million. The funds were provided to the Company in April 2018 as an advance investment agreement and converted into Preferred B-1 Shares in 2019.

2.      In 2019 and 2020, the Company sold Preferred B shares, which, upon the Recapitalization, became 10,863,143 ordinary shares at a price of $3.02 per share, for an aggregate purchase price of approximately $32.7 million.

3.      In 2020 and 2021, the Company issued Preferred B-2 shares, which, upon the Recapitalization, became 1,093,951 ordinary shares, upon the exercise of warrants that had been issued in 2019, 2020 and 2021 at an exercise price of $3.56 per share, for an aggregate exercise price of approximately $3.89 million.

4.      Immediately prior to the Recapitalization, the Company issued Preferred B shares, which upon the Recapitalization, became 3,205,020 ordinary shares, at a price per share of $4.05, for an aggregate purchase price of approximately $12.9 million, which was paid to the Company in 2020 and 2021 as an advance investment agreement and will be converted upon closing of the Merger.

5.      The Company issued options to purchase 9,283,528 ordinary shares, after giving effect to the Recapitalization. All of these options have been issued to employees, consultants and executive officers of the Company under the 2016 and the 2021 Incentive Share Option Plans. As of May 31, 2022, the Company issued a total of 1,417,201 ordinary shares upon exercise of options.

6.      On February 21, 2019, the Company entered into an agreement with Kreos Capital VI (Expert Fund) L.P., (“Kreos”) pursuant to which over certain periods, the Company took down a term loan of $5.0 million. The first drawdown of $3.0 million was taken in February 2019 and an additional drawdown of $2.0 million was taken in November 2019. Pursuant to the loan agreement, the Company issued to Kreos warrants for the purchase of Series B-1 convertible preferred shares which, after giving effect to the Recapitalization, will become warrants to purchase 227,959 ordinary shares for an aggregate exercise price of $550,000.

7.      On March 18, 2021, ITAC and the Company entered into PIPE subscription agreements with investors who agreed to purchase either (i) from ITAC shares of ITAC common stock, which, pursuant to the Business Combination Agreement, would become 10,000,000 of the Company’s ordinary shares, or (ii) from the Company 10,000,000 ordinary shares, at the Company’s election. Pursuant to these agreements, the Company issued 10,000,000 ordinary shares at $10.00 per share contemporaneously with the closing of the Merger pursuant to the Business Combination Agreement.

The shares and warrants referred to in Items 1, 2, 3, 4 and 6 were issued primarily to investors who were not U.S. Persons, and the issuance was exempt from registration pursuant to Regulation S. With respect to any shares and warrants issued to U.S. Persons, the issuance was exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions not involving a public offering. No broker or underwriter was involved in the sales and no brokers’, finders’ or other commission or fee was paid in connection with any such sales. These shares are restricted securities.

The options and shares described in Item 5 are exempt from registration pursuant to Rule 701 of the Securities Act as shares issued pursuant to a written compensatory benefit plan and/or Regulation S.

The shares to be issued pursuant to Item 7 are to be issued to purchasers who are U.S. Persons, which shares are exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions not involving a public offering, and to purchasers who are not U.S. Persons, which shares are except from registration pursuant to Regulation S of the Securities Act. These shares are restricted securities and bear an appropriate restrictive legend. The Company paid brokerage commissions totalling $1,972,500 to Wells Fargo Securities, LLC, Epsilon Underwriting & Issuing Ltd., Poalim I.B.I. Underwriting & Issuing Ltd. and Omer Barshaf.

Item 8.       Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Autobot MergerSub, Inc. and Industrial Tech Acquisitions, Inc. (“ITAC”)(1)
2.2	First Amendment to Business Combination Agreement dated June 28, 2021(1)
2.3	Second Amendment to Business Combination Agreement dated September 6, 2021(1)
3.1	Amended and Restated Articles of Association of Arbe (to be effective upon consummation of the Business Combination)(3)
4.1	Specimen ordinary share Certificate(1)
4.2	Warrant Agreement dated September 8, 2020, between Continental Stock Transfer & Trust Company, LLC and ITAC(1)
4.3	Amendment No. 1 to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, ITAC and Arbe(3)
5.1	Opinion of Erdinast, Ben Nathan, Toledano & Co. as to the validity of the ordinary shares to be issued(1)

Exhibit No.	Description
10.1	Letter Agreement dated September 8, 2020 between ITAC, Industrial Tech Partners LLC and the directors and executive officers of ITAC.(1)
10.2	Registration Rights Agreement dated September 8, 2020 among ITAC, Industrial Tech Partners LLC and the holders signatory thereto(1)
10.3	Form of Lock-Up Agreement, dated as of March 18, 2021, by and between Arbe Robotics Ltd. and the shareholder of Arbe party thereto.(1)
10.4	Founder Lock-Up Letter Agreement, dated as of March 18, 2021, by and between Arbe Robotics Ltd. and Industrial Tech Partners, LLC.(1)
10.5	First Amendment to Registration Rights Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and Industrial Tech Partners, LLC.(1)
10.6	Form of Subscription Agreement, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and the subscriber party thereto.(1)
10.7	Form of Voting Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and the shareholder of Arbe party thereto.(1)
10.8†	2016 Incentive Share Option Plan of Arbe(1)
10.9†	2021 Share Incentive Plan of Arbe(2)
10.10	Form of Director and Officer Indemnification Agreement for Arbe(1)
10.11	Compensation Policy of Arbe for Officers and Directors(1)
10.12	Third Amended and Restated Investor Rights Agreement(4)
21.1	List of Subsidiaries of Arbe(1)
23.1	Consent of KPMG Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, auditors of Arbe(5)
23.2	Omitted
23.3	Consent of Erdinast, Ben Nathan, Toledano & Co. (included in Exhibit 5.1)
24.1	Power of Attorney(3)
99.1	Unaudited financial information for the three months ended March 31, 2022(5)
107.1	Filing fee table(6)

____________

*        The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

†        Indicates a management contract or compensation plan.

(1)      Previously filed.

(2)      Filed as an exhibit to the Registration Statement on Form F-1, File No. 333-259757, filed by the Company with the SEC, and incorporated herein by reference.

(3)      Filed as an exhibit to the Report on Form 6-K, filed by Arbe with the SEC on October 27, 2021, and incorporated herein by reference.

(4)      Included on signature page

(4)      Filed as an exhibit to the Report on Form 6-K, filed by Arbe with the SEC on October 25, 2021, and incorporated herein by reference.

(5)      Filed herewith.

(6)      Previously filed on the Cover Page.

Item 9.       Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    The undersigned registrant hereby undertakes as follows:

(1)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    That every prospectus (i) that is filed pursuant to paragraph (g)(i) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tel Aviv-Yafo, Israel, on the 13th day of June, 2022.

Arbe Robotics Ltd.
By:	/s/ Jacob (Kobi) Marinka
Jacob (Kobi) Marinka
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Jacob (Kobi) Marinka and Adv. Maya Bar-On, each acting alone, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jacob (Kobi) Marinka	Chief Executive Officer and Director	June 13, 2022
Jacob (Kobi) Marinka	(Principal Executive Officer)
/s/ Karine Pinto-Flomenboim	Chief Financial Officer	June 13, 2022
Karine Pinto-Flomenboim	(Principal Financial and Accounting Officer)
/s/ Yair Shamir	Director	June 13, 2022
Yair Shamir
Director
Ehud Levy
Director
Mor Assia
/s/ Boaz Schwartz	Director	June 13, 2022
Boaz Schwartz, PhD
/s/ Noam Arkind	Director	June 13, 2022
Noam Arkind
/s/ E. Scott Crist	Director	June 13, 2022
E. Scott Crist
/s/ Thilo Koslowski	Director	June 13, 2022
Thilo Koslowski
/s/ Alexander Hitzinger	Director	June 13, 2022
Alexander Hitzinger

AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Arbe Robotics Ltd. has signed this registration statement in the city of New York, New York on the 13th day of June, 2022.

Authorized Representative in the United States — Cogency Global Inc.
By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.